125


05012065

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bull

*CURRENT ADDRESS

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4847 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 10/25/05

82-4847

RECEIVED
2005 OCT 25 P 12: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BULL

Public Company with a capital of 340,397,798 euro
Headquarters: 68, route de Versailles – 78430 Louveciennes, France
R.C.S. Versailles B 542 046 065

* * * * *

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 21 2005
WASH, D.C. 198

Bull AR/S 12-31-03

~~Groupe Bull~~

2003 FINANCIAL REPORT


AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

Pursuant to Regulation no. 98-01, the Autorité des Marchés Financiers (French Securities Regulator) registered this reference document on May 28, 2004 under the number R-04-100. It cannot be used in support of a financial transaction unless it is accompanied by a prospectus authorized by the Commission des Opérations de Bourse. This reference document has been prepared by the issuer, and the signatories are responsible for its content. This registration, subsequent to an examination of the pertinence and consistency of the information provided on the Company's financial position, does not imply an authentication of the financial and accounting elements presented.

The Autorité des Marchés Financiers wishes to draw the public's attention to the following:

- The negative shareholders' equity of the group and the parent company as of December 31, 2003, which amounted to EUR 726 million and EUR 752.6 million, respectively;
- The observation regarding the going concern principle expressed by the statutory auditors in their report on the consolidated financial statements (page 29 of the document).

The Board of Directors and Bull's personnel wish to express their deep regard for their Chairman and Chief Executive Office Pierre Bonelli who suddenly died on 31st March 2004.

Pierre Bonelli was called to office when the Group was facing a serious financial crisis. In two years he operationally turned around the company and developed a recapitalization plan whose implementation was approved by the Board of Directors on 31st March 2004.

His immense professionalism and charisma gave Bull the courage and pride to be a recognized company in its business.

FROM PRESS RELEASE MAY 24th

The Board decided to appoint Mr Henri Conze and Mr André Félix as Directors.

The Board also confirmed Mr Gervais Pellissier in his functions as Acting Chairman of the Board and as Managing Director, with all powers to represent and act in the name of the Company. These measures will allow the Company to finalize the recapitalization process.

Contents

Bull draws to the attention of private investors to the observations recorded by the independent auditors in their report on the consolidated financial statements for the year ended 31st December, 2003, presented in this document [reference document] bearing on the uncertainty of implementation of Groupe Bull's recapitalization plan as indicated in Note 2 of the consolidated financial statements.

The success of this recapitalization plan adopted by the Board of Directors on 20th November, 2003 and confirmed by the Board of Directors on 31st March, 2004, as well as the continuation of the operational results recovery of Groupe Bull during 2004 are the essential elements making it possible to ensure the operational continuity of the Groupe without which the value of certain assets could prove unsuitable.

Disclaimer: This is a free translation into English of the reference document in the French language and is provided solely for the convenience of English speaking readers. Please note that the French text prevails on the English text.

Presentation of Groupe Bull

1 – MARKET EVOLUTION

2003, a difficult year for the Information Technology (IT) industry

With a 13% decrease of the server market in Europe, and stagnated services, particularly in France, 2003 was a rather depressed year for the IT industry.

Despite this economic turmoil, Bull has consolidated its position on the server market, and, as committed in 2002, launched NovaScale™, its new generation of servers, based on standard Intel Itanium® processors.

Taking into account the specific difficulties related to the delays and incertitude of its recapitalization to win multi-year projects, Bull has concentrated on its further developments in services, by continuing the restoration of its profitability and by developing its competencies in Open Source technologies.

The new challenges

IT market evolution is characterised by the convergence between the evolution of enterprise information systems and new information technologies, in particular the Internet.

The new role of the information system

The evolution of corporate and public authority information systems is linked to profound changes in the demand of customers and citizens, characterised by two major requirements: reactivity and customisation.

Meeting these two requirements, which might appear contradictory, is a priority for the competitiveness of companies and the efficiency of public authorities. It leads to an increase of exchanges, greater interaction between processes and an opening-up towards external players, customers, partners and suppliers. This in-depth evolution results in entrusting to the information systems new missions in a context marked by an intensive use of communications and the Internet.

The information system is more than ever at the heart of an organization's performance. The ability to control technological advances (Internet, standard software and hardware components) is essential in order to integrate and rapidly implement new technologies and applications in existing infrastructures, while ensuring the security and reliability of operations.

The deregulation (Energy, Water, Telecom's, Banking), the pressure on company margins, critical improvements in user services (Public Sector), are among the factors encouraging the development of new projects involving consulting, system integration and eventually outsourcing:

- Consolidation
- New applications integration
- New network infrastructures
- Security and administration
- Mobility and broadband throughput.

The new technology engines

New integration technologies are the solution for enterprise reactivity and performance. This integration relates to the building of new applications or to the data allowing better-personalised relationships with customers.

The standardisation of data formats with XML and the standardisation of inter-application communications with the Web Services make it possible to build:

- Federated applications around a business process enabling existing applications to communicate.
- or distributed applications, which benefit from networked resources to improve performance. In addition, virtualisation techniques help optimise hardware usage by the applications.

New access technologies enable the integration of mobility. They contribute to accelerate personalised customer relationships with the enterprise and to optimise its links with its employees. The applications are now seen as services accessible via the Internet or mobile devices irrespective of the user location.

These technology developments are in sync with another revolution characterised by the use of standard components, along with standard processors from Intel for example, and Open Source software components. This evolution provides users with significant cost reduction and reinforced independence. In addition it leads to a profound change in the job of the IT maker, whose added value comes from its capability to integrate these standard components and to develop specific ones.

2 – BULL'S STRATEGY

Bull's mission and its major strategic directions were defined in 2002.

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from applications requirements to servers through architecture design, maintenance, integration and outsourcing.

- Bull's core business remains the design and the manufacturing of servers in networked infrastructures;
- The total range of services are developed to give meaning to the power of complex infrastructures.

As a result, Bull development is boosted by services and powered by technology, remaining the sole European IT maker delivering total solutions.

Based on radical technology changes and drawing on its large enterprise server experience, Bull's strategy falls under this major evolution of IT systems. The company accompanies its customers in the transformation of their infrastructure:

- by designing and manufacturing enterprise systems, which meet the power, high availability and security requirements of customers;
- by supplying all infrastructure components for the development of comprehensive, secure solutions ;
- by developing and integrating new applications aimed at solving the major challenges facing enterprises and public agencies.

3 – ORGANIZATION

At the end of December 2003, Bull had 7,793 employees. Its new organizational structure implemented at the beginning of 2002, is aimed at simplifying the operations of the Company, in order to optimise its resources and place all its strengths at the service of client projects.

The operating divisions are responsible for developing and marketing the product range:

- **Bull Technologies** is responsible for the definition, development, distribution, installation and maintenance of the product range, including servers, storage and infrastructure solutions as well as sales in France and North America.
- **Bull Services France (BSF)** has exclusive responsibility in France for the marketing and production of services, notably with respect to outsourcing, integration contracts, consulting and infrastructure services. BSF, via **Bull Evidian,** is also responsible for security and administration software suites for the entire Group.
- **Bull WELA** (Western Europe and Latin America), **Bull AAEE** (Asia, Africa and Eastern Europe) and **Bull NA** (North America) are responsible for the distribution of the company's product range and service operation in their respective geographical areas.

Six functional divisions assist the operating divisions:

- **The Technical Division** defines the main technical directions of the company and is responsible for research and development programs.
- **The Strategy, Finance, Human Resources, Marketing and Communication Divisions** are responsible for the consistency of actions and ensuring the optimisation of resources at group level.

4 – RESEARCH & DEVELOPMENT, AT THE HEART OF BULL'S INNOVATION

With three main research centres in France and the USA, Bull concentrates its R&D activities on the most important evolutions of information system infrastructures:

- **Designing and developing enterprise systems** with Olympus (GCOS 8) and the FAME (Flexible Architecture for Multiple Environments) project, which uses the most advanced standard technologies from Intel and will be the Bull unified architecture for its future generations of servers. The Helios and Diane projects are FAME's respective extensions for GCOS 8 and GCOS 7 servers.
- **Guaranteeing the security** of exchanges and information access. A critical precondition to the opening of an information system onto the Internet. This domain is one of Bull's distinctive areas of expertise.
- **Building the infrastructure for the new applications.** Bull has chosen to leverage the standardisation forces of the Open Source world, and to contribute to its success. It is the case with JOnAS, an Open Source middleware developed by Bull in co-operation with INRIA and France Telecom R&D, within the framework of the ObjectWeb consortium. JOnAS enables the implementation of Java-based applications that are platform independent and reusable. Bull is thus actively involved in one of the major developments in the software industry.

The Group works in tight co-operation with technology partners, notably Intel, IBM and NEC as well leading software publisher partners including Baan, BEA, Microsoft, Oracle, SAP and SAS.

5 – OFFERING

With its strong innovation capabilities and integration expertise, Bull, leveraging best partners, provides a broad range of reliable and scalable servers, innovative *infrastructure solutions and high-level services.*

Bull's savoir-faire is particularly focused on networked IT infrastructures, in order to help customers develop new services, or to optimise, simplify and render more productive existing functions.

Bull privileges open standard solutions, thus enabling its customers to take full advantage of technology innovations.

The combination of integration skills (at both the functional and application level), with integration expertise for the physical infrastructure, is one of Bull's key assets, enabling it to guarantee customers, in targeted industry sectors, high-quality services, ranging from consulting to operation.

Bull's offer comprises three major and complementary domains

1. **Large enterprise servers: Bull's historical area of expertise**

Three server ranges, built or assembled in the factory in Angers, France, constitute Bull's server offer.

- **GCOS large enterprise systems,** amongst the most powerful in the world, at the heart of the back office.
- **Intel based servers**

  NovaScale, the new generation of high-end open servers for large enterprise applications and High Performance Computing (HPC). Launched in March 2003, it will be the convergence range of Bull servers.

  EXPRESS5800, based on Intel's 32-bits, is well positioned in the front and middle office.

- Escala range for supporting large AIX™ data centre applications.

2. **Middleware and infrastructure services: Bull's key differentiators.**

At the heart of IT system evolution, these middleware include notably the very complete and powerful JOnAS J2EE application servers, storage solutions, datawarehouse, e-infrastructure, business continuity as well as security and administration with Bull's award wining software called AccessMaster and OpenMaster.

Bull's infrastructure services are distinct from other offerings, by their strong roots in technology, which mean efficiency and confidence to customers.

Bull guarantees business continuity and security to its users by delivering optimised, powerful and scalable IT infrastructures.

These services include architecture consulting, support services, operation and maintenance for servers, applications and heterogeneous infrastructures.

3. **Application services and System Integration: growth sectors for Bull.**

These services, which leverage the infrastructure services, include:

- **The consulting services: large project levers.** The objective is to help customers rethink the urbanisation or the consolidation of their IT systems.
- **Systems integration and specific business applications development**

Bull integrates large enterprise applications like ERP, CRM and Business Intelligence and also manages such large projects.

These services target mainly the public sector, telecommunications and the scientific and technical sectors (as Defense), as well as the finance sector.

Some examples of business applications developed by Bull include Tele Procedures and Web City for Public Administrations, Coriolis, a financial application for Local Authorities, Heures, a collective transport management solution, e-biscus, a complete solution for customs control of goods.

- **Bull's outsourcing services cover three main domains:**

- Operation outsourcing
- Office automation and helpdesk outsourcing
- Third Party Maintenance

6 – BULL'S GO-TO-MARKET

Present in more than 100 countries, Bull is an international IT company and the only European computer maker.

Target markets

Bull's main businesses include the design, manufacturing and selling of large computers, as well as the integration of networked IT systems for the Public Sector (e-government, taxes, customs, police, justice, education, health, defense, local authorities), telecommunications (billing, mobility, portal, messaging), finance, manufacturing and energy.

Sales network and business partners

For its servers, software and solutions, Bull has its own sales force in the countries where it is present, as well as a network of integrator partners, resellers and solution suppliers for targeted industry sectors.

In some European countries, Africa, Asia and Middle East, Bull has exclusive partners to represent it and to sell its offer.

7 – KEY MILESTONES

1. **The launch of NovaScale™: the new generation of Bull servers**

Innovation at the heart of NovaScale

At the forefront of IT makers building on Intel® Itanium® 2 processors, Bull announced in March 2003, NovaScale, its new generation of high-end open servers, based on its FAME architecture, the cornerstone of its server range convergence strategy. Integrating standard Intel components, NovaScale servers bring a technological breakthrough to the market, combining high scalability and mainframe robustness together with unequalled price/performance ratio. Dedicated to HPC and large business applications, NovaScale runs simultaneously Microsoft® Windows® Server 2003, Linux® and GCOS.

A promising start

One year after their launch, Bull NovaScale servers have gained market recognition, in particular with large companies that chose them to host their data warehouses and use them as large database servers, that are NovaScale preferred applications together with HPC ones.

For example, **Conforama,** N° 2 worldwide in household equipment, chose NovaScale for its data warehouse. Rapidly convinced by NovaScale's scalability, performance and high-availability, Conforama was the 1st worldwide reference for SQL Server in a 64-bit environment.

In the same way, **Bull has signed its first OEM contract with Kraftway,** the leading IT maker in Russia on the Intel-based server market. According to this five-year OEM technology agreement, Bull's innovative FAME architecture, at the heart of its NovaScale range of servers, has been selected by Kraftway as the foundation of their future range of high-end open servers. This agreement is proof again of the world-class expertise of Bull engineers who are unique in Europe when it comes to develop such high-end open servers.

Entry into the scientific and technical markets

Thanks to NovaScale's intensive computing capabilities, Bull fulfils the increased requirements of the scientific and technical markets. 2003 was marked by Bull's entry on these markets. Two examples:

- **The Southampton Oceanography Centre (SOC),** one of the world's leading centres for research and education in marine and earth sciences, has selected NovaScale as a central resource to run oceanographical, climate modelling and geophysical applications.
- **HLRS,** Germany's N°1 centre for High Performance Computing (HPC), based at the University of Stuttgart, chose NovaScale to allow academic users and industrial partners, (in particular the automotive and aeronautic makers), to test their HPC applications in Windows® Server 2003 Data Center Edition and Linux® environments.

Architecture convergence, key for GCOS longevity

NovaScale 9000 Series launch in September 2003. By announcing NovaScale 9000 Series, derived from the FAME/Helios project (GCOS 8 on Intel), Bull executes its server line convergence strategy on Intel architecture and ensures the longevity of GCOS 8.

One of Bull's strategic directions is to provide its GCOS customers with upward paths for the long term, enabling them to benefit from the advantages of new technology standards, while leveraging their applications investments.

With NovaScale 9000, GCOS 8 applications are fully compatible and can run without change or recompilation. Optimal solution for these customers, the NovaScale 9000 Series brings together the reliability of GCOS 8, the performance of Intel and the openness to the Linux and Windows worlds.

Diane confirms its success

This same convergence strategy applied to GCOS 7 with the Diane project (GCOS 7 on Intel). The quality of the product and GCOS 7 applications' flexible evolution onto Diane are appealing to customers.

The Diane business, which recorded around 200 installations worldwide, largely exceeded the European borders in 2003. **The Supreme Court of Minnesota in the USA** has ordered three new Diane GCOS servers to run their Total Court Information System. This system is used by 86 Counties in the State and contains all the data related to judgements, which are shared with other State agencies in the U.S.

The Escala range, derived from the agreement with IBM, maintains its course

In 2003, successes include EDF and France Telecom exclusive supplier contracts for AIX™ servers, and also significant off base references that demonstrate the vitality of the Escala range and the capacity of Bull to gain new business in extremely competitive environments. These successes were won thanks to the unique technical expertises of the European Competence Centre that facilitates the deployment of consolidation projects, the performance optimisation and the design of powerful architectures.

With the continuation of the agreement with IBM, 2004 will see the offer reinforced with the new Power 5 technology.

2. A new generation of security solutions for the extended enterprise

Early October 2003, Bull launched AccessMaster New Generation that brings a pertinent solution to the complexity of user identity and access control management in heterogeneous environments.

AccessMaster NG covers any type of environments. Integrated, AccessMaster NG provides coherent management of identities and accesses, from the Web to the Data Centre. Modular, it enables organizations to manage their IT security according to their priorities, while opening for future evolutions in total flexibility.

AccessMaster for IT security and OpenMaster for IT management are the only European offers for these critical domains.

Amongst the references, **Deutsche Post**. Its Mail division has chosen AccessMaster as the core security framework for its new generation IT service Backbone (SBB). Putting to work SAML technologies, AccessMaster will therefore provide the security services in one of the most advanced and ambitious "Service Oriented Architecture" (SOA) implementations in the world today.

3. Open Source middleware recognized by key industry players

Involved for many years in the Open Source movement, Bull continues to be an innovative player, in particular with **JOnAS, the Java application server developed in Open Source** by Bull in co-operation with France Telecom R&D and INRIA in the framework of the ObjectWeb consortium.

In August, **RedHat**, N°1 worldwide in Linux distribution, announced its membership to the consortium and the adoption of JOnAS; joined by **SuSE** in October.

Since then, big manufacturers have joined the consortium, including Thalès and Dassault.

This recognition by large companies is crucial. In effect, in a networked world, only an Open Source and open middleware platform, which integrates the standards, can truly guarantee application interoperability.

4. Large project management

Bull designs, develops and integrates applications and infrastructures for the new usages. The company has notably developed business applications for the public sector and the telco operators, for which its expertise is recognized around the world.

Some examples of projects

In the Public Sector

- **The Illinois Department of Public Aid** (IDPA) has signed a contract with Bull for its Medicaid data warehouse, including hardware, software and services. This Medicaid solution has also been implemented by a large number of other American States.
- **The Ministry of Finance in Saudi Arabia** has entrusted Bull to computerise its taxes. Bull has been selected for the functional richness of its solutions, and its numerous references in the domain.

- **UNEDIC** entrusted to Bull the design and development of its "n-tier" architecture for its unemployment insurance system. This solution enables the integration of applications operating on Bull (GCOS 8/TP8) and IBM (MVS/CICS) mainframes as well as Unix servers (AIX™, Tuxedo and WebLogic Server). The heart of this architecture in an integration platform developed by Bull in Java on BEA/WebLogic Server. The 13,000 UNEDIC users take advantage of the unified interface from an Internet navigator, for access to all the applications. This platform also includes all the mechanisms such as user authentication, access rights management, error management and metrology.

In telecommunications

- **Orange, the UK's largest** mobile operator with 13.65 million customers, chose Bull to deploy secured messaging services. Bull has been selected to integrate and deploy its value-added messaging services (Web mail, Address book, Agenda and Unified Messaging), accessible via the Web or WAP (Wireless Access Protocol).

In Finance

Zurich Italy. To improve the economic efficiency of the agencies, Bull provided Zurich Italy a new application, 100% Web based, fully integrated with the Company information system and used by both agencies and internal personnel.

In manufacturing

- **Aubert & Duval,** specialist in high-performance steels and super-alloys, chose Bull to ensure the management and deployment of the BaanERP SAA solution, whose objective is to better measure product profitability and improve customer service.
- **Merck Santé** renewed its confidence in Bull with an office automation outsourcing contract supporting more than 2,300 workstations spread across 20 sites in France.
- **SNCF** entrusted to Bull, in co-contracting with CSC, the first integration project dedicated to purchasing. Based on PeopleSoft, its objective is to substantially reduce its purchasing budget.
- **STNA** (Technical Services of public Air Transportation Services). Bull supplied more than 100 high-end Escala systems with associated support services, together with high-level technical consulting services to STNA teams and partners, for the modernisation of the French Air Traffic Control.

5. Customer satisfaction and certification: recognition of Bull's savoir-faire

Customer satisfaction survey

Quality is Bull's commitment to continually improve customer satisfaction. In 2003 and for the third consecutive year, customers' satisfaction, regarding maintenance and support services, improved in France and Western Europe countries.

The satisfaction barometer, calculated by the independent Taylor Nelson SOFRES Company, scores Bull **8.5 out of 10**, with even two districts (France and Portugal) reaching the prestigious level of **9 out of 10.**

ISO Certification

In July 2003, Bull Technologies and Technical Directorate successfully passed the new **ISO 9001** (V2000 version) certification for all their activities. This certificate is the recognition of the savoir-faire of all the teams, based in France, in charge of design, development, production, sales and support. It supplemented the certifications previously obtained by the other competence centres.

For customers, it is the guarantee that Bull masters the whole process, from design to supply and installation of its offers and that it is committed to continuous improvement.

Recapitalization

A profitable company

In accordance with its objectives, Bull has found the road to recovery and has been profitable for three consecutive semesters. This performance which confirms the relevance of its economic model and strategic options, was key for its recapitalization plan.

The recapitalization, last step of the 2002 - 2007 industrial plan

The recapitalization of Bull is the third and final stage of the corporate rescue plan presented by Pierre Bonelli and adopted by the Board in March 2002.

The Board of Bull met on 20 November 2003 to agree on the most appropriate of three proposals under consideration for the reshaping of the Company's capital. The decision was taken to implement the solution most likely to provide an appropriate, positive framework for the future of the company. This solution, known as the 'shareholders and partners' option, has been submitted for the approval of all the relevant parties involved.

This solution involves:

- firstly, a restructuring of the existing financial debt towards the bondholders and the French State respectively on 31st December, 2003 at € 204 million and € 491 million.
- secondly, a capital increase of between € 30 million and € 50 million launched on the market and guaranteed by a group of investors.

Prior to these Bull recapitalization operations, a common stock reduction will take place reducing the share nominal value from € 2 to € 0.01.

OCEANES bonds restructuring

The bondholders General Assembly held on 11th December, 2003, approved with more than 95% of the votes, the resolutions proposed by the Board of Bull regarding the amendments to the bonds issuance contract:

- Postponement of the maturity date to 1st January, 2033;
- Decrease of the coupon to 0.1% from 1st January 2004;
- Redemption value fixed to 100% of the bond's nominal value (against 116.5%) i.e. € 15.75.

These modifications will only take place after:

- Approval by the shareholders generally assembly on the capital operations.
- Acceptance of the restructuring of the French State debt by the French State and the European Commission.

By approving this first stage of debt restructuring, Oceanes bondholders have accepted a substantial reduction in the economic value of this debt (corresponds to the net present value), in the order of 90%.

In a second step, a public exchange offer will be proposed jointly to be carried out with the capital increase *in the framework of Groupe Bull's recapitalization plan* according to the following:

- Either, 20 new shares for each bond
- Or 16 new shares and 16 warrants, (compared to 8 warrants initially proposed), each warrant giving the right to subscribe to one share at the subscription price set for the public rights issue, i.e. € 0.1 per share. The Board approved this parity modification on 31st March, 2004.

Arrangements for dealing with the French State loan

The French State loan, including accrued interest, amounted to € 491 million at 31st December, 2003. This loan, which initially was to be fully repaid on June 17, 2003, will be processed in several phases :

- *Notification in February 2004 by the French State to* the European Commission of a restructuring aid projected for Bull amounting to € 517 million (corresponding to the € 491 million advance plus interest) combined with a profit-sharing agreement (equal to 23.5% of the current consolidated profit before taxes over € 10 million annually, for the next 8 years starting in 2005); this French State aid would not be paid before December 31st 2004;
- Conversion as of March 31, 2004 of the French State *advance into a fixed-term subordinated loan, bearing* interest at 5.23% until the end of 2004, and 0.3% until January 2033, the final repayment date, thus removing the short-term liquidity risk for Bull. The subordination is subject to a minimum conversion rate of 80% of the outstanding OCEANES bonds;
- Repayment of the loan by Bull, after approval of the restructuring aid by the European Commission;
- Payment of the restructuring aid by the French State after the repayment of the loan, and at the earliest on 31st December, 2004.

Payment of the State restructuring aid will be only after repayment of the loan, and with the agreement of the European Commission.

Following preliminary discussions with the European Commission, the French State representative on the Bull Board of Directors announced that he was "confident that the proposed aid would comply with EC regulations and that the Commission, following an examination, would make a formal decision within a maximum period of six months."

Before the French State actually grants this aid, Bull can seek a short-term bridging loan.

The European Commission has made a preliminary assessment of the proposed aid, according to the EC guidelines on State aids and the restructuring of companies in financial difficulty. Within this context, it should examine in greater detail whether:

- "the plan guarantees a return to viability, in the light of a financial situation for the company which appears to have been better for some time;
- undue distortions of competition are avoided;
- the aid is limited to the minimum needed and does not provide the company with unnecessary cash resources".

Recapitalization by the "Shareholders and Partners"

The reinforcement of the Bull financial position will be bolstered by the common stock increase of EUR 44.25 million, with retention of preferential subscription rights for current stockholders, who may subscribe to 13 new shares at a price of EUR 0.1 per share in consideration for 5 old shares. Certain current stockholders and new partners, investors or customers have undertaken to participate in this common stock increase.

These transactions will be submitted for approval at the next Combined Stockholders' Meeting of May 25, 2004. Subject to the authorizations required by the French Securities Regulator, these transactions will commence in June 2004, and if necessary, prior to the approval of the European Commission.

Based on these commitments and perspectives, the Board of Directors, showing confidence in the completion of the recapitalization plan, approved the consolidated financial statements of the Groupe and its subsidiaries drawn up on a going concern basis, in which the methods used to value assets and liabilities have not been changed.

Shareholder information	
Web site:	www.bull.com
e-mail:	srv.actionnaires@bull.net
	srv.obligataires@bull.net
Contact:	Marie-Claude Bessis
e-mail :	marie-claude.bessis@bull.net
Tel :	+33 1 39 66 70 55

Key figures


2003 revenue by geography
South America 3%
Africa, Asia 6%
North America 6%
France 48%
Europe (excl France) 37%

"The geographic distribution of the sales revenue is stable compared with 2002. It shows Bull well anchored in Europe which accounts for 85% of its sales revenue"


Gross margin evolution
200
150
100
50
0
30%
25%
20%
15%
1S 2002
2S 2002
1S 2003
2S 2003
millions d'euros
% du chiffre d'affaires

"The Groupe restored its operational profitability over three consecutive semesters. This result was achieved thanks to the improvement in the gross margin, maintaining research and developments efforts, and a continued reduction in SG&A"


SG&A evolution
600
500
400
300
200
100
0
26.0%
24.5%
18.9%
2001
2002
2003
millions d'euros
% du chiffre d'affaires

"In an always difficult market context, the total sales revenue of Bull reached €M 1 265"


2003 revenue by activity
Services 27%
Products 46%
Maintenance 27%

"The capacity of the Groupe to maintain, even improve the gross margin in a context of a decrease in revenue was one of the key factors of the performance in the second semester"


EBIT evolution
40
20
0
-20
-40
-60
-80
-100
-120
-140
-160
1S 2002
2S 2002
1S 2003
2S 2003


Employees, end of period
12 731
8 351
7 793
2001
2002
2003

Management comments

1 – 2003 GROUPE RESULTS

The second semester 2003 had a positive net income of € 2.8 million and shows the confirmation of the return to profitability of the Groupe with the third consecutive semester of positive operational results. It also demonstrates the capacity of Bull to keep to its commitments.

The annual revenue, in line with expectations, reached € 1,265 million against € 1,514 million in 2002. The gross margin increased significantly from 21.4% in 2002 to 27% of the turnover for 2003, reaching € 340 million. Both products and services activities have experienced similar improvement.

SG&A expenses decreased from 24.5% in 2002 to 19% of the turnover for 2003, while R&D expenses were maintained at 4.8% of the turnover.

Earnings before tax, financial expenses, goodwill amortization and exceptional items, (EBIT) amount to € 40.7 million, i.e. 3.2% of the revenue, to be compared to a loss of € 133 million in 2002: Bull here achieves its third profitable semester in a row (+ € 18 million in 2nd half 2002, + € 20 million in 1st half 2003 and + € 20.7 million in 2nd half 2003).

Financial expenses amount to € 47.6 million, of which € 24.7 million related to interest expenses on the French State loan.

The Group net result is a profit of € 4.1 million to be compared with a loss of € 548 million in 2002.

2003 consolidated accounts by semester

(in millions of euro)	**2003 Semester**		**Year**
	first	**second**	**2003**
Revenue	642.4	622.8	1 265.2
Gross margin	170.6	169.6	340.2
% of revenue	26.6%	27.2%	26.9%
Research and development	(30.0)	(30.5)	(60.5)
% of revenue	4.7%	4,9%	4,8%
SG&A	(121.9)	(116.9)	(238.8)
% of revenue	19.0%	18.8%	18.9%
Exchange Gain/Loss & Other costs	1.2	(1.5)	(0.3)
EBIT*	**20.0**	**20.7**	**40.7**
% of revenue	3.1%	3.3%	3.2%
Interest	(24.4)	(23.2)	(47.6)
Goodwill	(7.8)	(4.3)	(12.1)
Taxes	(2.6)	(0.5)	(3.1)
Exceptional	2.6	3.5	6.1
Capital Gains/ (Losses)	13.5	6.6	20.1
Net Income	**1.3**	**2.8**	**4.1**

(*) EBIT (Earnings before interest and taxes) is the operating profit +/- gain or loss on exchange rate.

The detail of the income statement is presented below.

Revenue

In an always difficult market context, the revenue of Groupe Bull reached € 1,265 million.

(in millions of euro)	**2003 Semester**		**Year**
Revenue by business	**first**	**second**	**2003**
Products	289.4	292.3	581.7
Maintenance	172.0	166.3	338.3
Services	181.0	164.2	345.2
Total revenue	**642.4**	**622.8**	**1 265.2**

The 2003 geographical distribution of the consolidated revenues are as follows:

(in millions of euro)	**%**
France	49
Europe excl. France	36
North America	6
Africa & Asia	6
South America	3
Total revenue	**100**

The geographical distribution of revenue, stable compared with 2002, shows an anchoring of Bull in Europe which accounts for 85% of the consolidated revenue (84% in 2002).

Gross margin

(in millions of euro)	2003 Semester		Year
Divisions	**first**	**second**	**2003**
Products	108.9	105.5	214.4
% of revenue	37.6%	36.1%	36.9%
Maintenance	43.3	43.0	86.3
% of revenue	25.2%	25.9%	25.5%
Services	18.4	21.1	39.5
% of revenue	10.2%	12.8%	11.4%
Total	**170.6**	**169.6**	**340.2**
% of revenue	*26.6%*	*27.2%*	*26.9%*

The capacity of the Groupe to maintain, even improve the gross margin in a context of a decrease in revenue was one of the key factors of the performance in the second semester. The improvement in the services activity gross margin, as well as maintaining that in the maintenance and products activity contributed to this result.

Research & development; Selling, General & Administration expenses

(in millions of euro)	2003Semester		year
Divisions	**first**	**second**	**2003**
Net Research & development	(30.0)	(30.5)	(60.5)
% of revenue products and maintenance	6.5%	6.7%	6.6%
SG&A	(121.9)	(116.9)	(238.8)
% of revenue	19.0%	18.8%	18.9%

The research & development expenditure, centred on the priority activities of Bull (high end servers, new products, security) were maintained in 2003.

Bull's break even was again reduced by a reduction in SG&A from € 122 million in the first semester 2003, to € 117 million in the second semester. These costs were thus reduced, on an annual basis, of € 371 million to € 239 million.

EBIT

EBIT (Earnings before interest and taxes) is, in the second semester, positive € 20.7 million, that is to say better than forecast by Bull at the beginning of 2003. It corresponds to an operating result of € 22.2 million decreased by the losses on foreign exchange transactions.

P & L Evolution

(in millions of euro)	2002		2003	
	First semester	Second semester	First semester	Second semester
Revenue	**781,0**	**733,0**	**642.4**	**622.8**
Gross margin	**145,0**	**179,0**	**170.6**	**169.6**
% of revenue	*18.6%*	*24.4%*	*26.6%*	*27.2%*
Research & development	(42.1)	(31.1)	(30.0)	(30.5)
% of revenue	*5.4%*	*4.2%*	*4.7%*	*4.9%*
SG&A	(242.8)	(127.8)	(121.9)	(116.9)
% of revenue	*31.1%*	*17.5%*	*19.0%*	*18.8%*
Exchange Gain/Loss & Other costs	(11.0)	(2.0)	1.2	(1.5)
EBIT	**(150.9)**	**18.1**	**20.0**	**20.7**

In a depressed information technology market in particular in service activities in France, resulting in a reduction of revenue, Bull maintained its operational profitability over three consecutive semesters.

This result was achieved thanks to the improvement in the gross margin, maintaining research and developments efforts, and a continued reduction in SG&A.

Net result

(in millions of euro)	2002	2003
EBIT	**(132.8)**	**40.7**
Provision for restructuring	(225.0)	-
Interest	(44.4)	(47.6)
Taxes	(29.6)	(3.1)
Goodwill	(11.3)	(12.1)
Other Gain / Loss	(105.0)	26.2
Net result	**(548.1)**	**4.1**

The financial expenses include at the end of December 2003 an amount of € 37 million for interest on the State loan and the OCEANES bondholders.

The details of the different elements can be found in the notes to the consolidated financial statements.

Cash Flow

(in millions of euro)	First semester 2003	Second semester 2003	Year 2003
EBIT	**20.0**	**20.7**	**40.7**
Depreciation	14.0	11.8	25.8
Investments	(3.8)	(5.5)	(9.3)
Change in working capital	42.0	18.7	60.7
Financial charges and taxes	(27.0)	(23.8)	(50.8)
Free cash flow (operational)	**45.2**	**21.9**	**67.1**
Free cash flow (exceptional)	**11.3**	**(23.3)**	**(12.0)**
Total free cash flow	**56.5**	**(1.3)**	**55.2**
Total debt (decrease) increase	(19.7)	21.6	1.9
Cash flow increase (decrease)	**36.8**	**20.3**	**57.1**

This simplified presentation comes from charts used internally for monitoring cash and is the base for external financial communication. Trade working capital and debt represent the difference between opening and closing accounting balances. As regards trade receivables included in working capital, sold receivables are added to the accounting balances. The three main differences with the chart on page 33 are: (i) the beginning in 2003 of the securitization program replacing the sale of receivables ("cessions Dailly"), (ii) the restructuring costs presented as exceptional in the above chart, while included in operational cash flow page 33, (iii) the foreign currencies translation method in accordance with Regulation n° 99-02, paragraph 320 and followings, though the chart on page 33 is in accordance with translation methods described in Regulation 99-02 paragraph 426 (see note 4 – Summary of significant accounting policies).

In 2003, Bull generated € 55.2 million of cash, including € 67.1 million coming from current operations, thanks to a reduction of its working capital requirements of € 60.7 million. Gross investments rose to € 9.3 million. The exceptional cash flow comes from asset liquidations for € 61 million (mainly proceeds withdrawn from the liquidation of the American pension plan in June 2003 for € 50 million) and from exceptional expenses for € 73 million (mainly restructuring expenses for € 62 million).

Groupe perimeter

Groupe perimeter is unchanged since the beginning of 2002.

During 2001, were sold:

- Smart cards activities (Bull CP8 affiliate) and most of the activities in Northern Ireland (Cara affiliate)
- Distribution and services activities in India (PSI Data Systems Ltd)
- Distribution activity in Japan (Bull KK)
- The greater part of our services activities (except maintenance) in Europe: Germany, Belgium, Spain, and United Kingdom; all activities, including products distribution and maintenance, in Denmark, Norway, Sweden, and Switzerland. It is to be noted that sales of services activities in UK has been finalised in first quarter 2002.

2 – 2003 BULL STATUTORY ACCOUNTS

Bull, parent company of the Group, achieved a net profit of € 3.5 million for the year 2003, compared with a loss of € 598 million for the preceding year.

In essence, this result comes from on the one hand, a net recovery of the provision for net loss situations, intended to adjust the value of Bull's participation for the amount of the consolidated stockholders' equity of its subsidiaries (€ 71 million in total), and on the other, recovery for the provision of the depreciation of the shares (€ 48 million) and net financial charges (€ 59 million) including a net exchange loss of € 53 million primarily attributed to assets retained in the United States. The other charges amount to € 56 million, including € 48 million for the sale of Integris Italy.

Bull's equity), after the 2003 profit represents a negative amount of € 753 million. The net situation thus continues to be lower than half of the capital stock of € 340 million in total. The stockholders' equity which should have been reconstituted before 31st December 2003, will be restored at the end of the recapitalization process detailed in notes 2 and 3 to the consolidated financial statements.

Bull did not distribute any dividends in the last three years.

3 – SHAREHOLDING AND OPERATIONS ON BULL'S SHARES

Shareholding

The identity of the shareholders and the voting rights of Bull is detailed on page 83 of this document.

Operations carried out by Bull on its own shares

On the basis of the authorisation previously granted to the company by the general assembly on 13th April 2000, to operate on the stock exchange on its own shares, under the conditions of article L225-209 of the new commercial law, Bull purchased 4,668,828 shares in July 2000 which were lent to the bank responsible for managing the Group's employees stock ownership plan. 7,708 of these shares were refunded in 2000, 239,963 in 2001, 684,083 in 2002 and 388,907 in 2003 (see note 27 Stock compensation plans).

The shares held by Bull at 31st December 2003 represented a total of 1,321,548 shares including 887 shares in the framework of the regularisation carried out before 2003 for a market value of € 264,309.60.

During 2003, Bull did not use the authorisation renewed by the general assembly on 26th June 2002 for a duration of 18 months to proceed with a program of share buying.

Authorised capital but not issued

The mixed general assembly of 26th June 2002 authorised the Board of Directors to increase the authorised capital within the limit of a maximum nominal amount of € 100 million, in one or several times, by the issue of all types of transferable securities giving immediate access or in the long term to company shares with and without preferential shareholder subscription rights to be released by all means. This authorisation replaced that of 13th April 2000 and was conferred for a period of 26 months and was not used during 2002.

A new authorisation to carry out a new increased in capital reserved for employees in conformity with the legal provisions as regards employee shareholding was given by the general assembly of 26th June 2002, replacing the authorisation of 13th April 2000. This authorisation, granted for a duration of 3 years and limited to 3% of the capital, was not used in 2003.

Employee shareholding

In accordance with the rules of article L225-102 of the commercial law, it is recalled that the employees of Groupe Bull, directly or through funds managing employee stock ownership plan, held 4.7% of the authorised capital of the company at the end of the financial year.

4 – PRINCIPALS

The mandates and functions exerted by Bull's principals are detailed on page 60 of this document. During 2003, the following have received a remuneration from Bull or its subsidiary companies:

- The principal directors of Bull, Mr. Pierre Bonelli, Chairman and Chief Executive Officer since December 2001 and Mr. Gervais Pellissier, Chief Financial Officer;
- The administrators representing the employees of the Group, Mrs. Catherine Blond and Mr. Gerard Lacoste;
- The administrator representing the employees being shareholders of the Groupe, Mr. Guy Richel until beginning of 2003 and not substituted up to now.

Their remuneration, including various advantages, is analysed as follows:

Name	Amount in Euro	
	2003	2002
Pierre Bonelli	780,239	499,833
Gervais Pellissier	299,979	292,322
Antonio Barrera de Irimo	201,666	-
Catherine Blond	25,368	20,853
Jean-Jacques Gillon	43,365	43,484
Gérard Lacoste	40,184	-
Guy Richel	-	61,099

In 2003, attendance fees were allocated to the following administrators:

Name	Amount in Euro	
	2003	2002
Michel Bon	-	12 000
David Jones	15 000	15 000

The only principal holding stock subscription options is Gervais Pellissier with 55 000 options. The ten highest-salaried employees, not being member of the Board, hold 78,500 options. There were no options exercised in 2003.

No current principal has received a "golden hello". Furthermore no specific agreement regarding a "golden parachute" has been set up since their nomination.

5 – INFORMATION ON THE WAY IN WHICH THE GROUP TAKES INTO ACCOUNT THE SOCIAL AND ENVIRONMENTAL CONSEQUENCES OF ITS ACTIVITY

The Group carries out its activities with limited environmental impacts. It follows a policy, aiming as much as possible, limiting the effects of its factories on the environment and endeavours to reduce energy consumption and the production of industrial waste.

6 – INFORMATION ON INSURANCE RISKS RELATED TO COUNTRIES AND MARKETS

Insurance

Bull has subscribed with first rated companies Groupe insurance policies covering the different risks related to its activity:

- Civil liability : taking into account characteristics and associated risks exposure of its activities, the Groupe subscribes several policies covering its civil liability (operations – products – *professionnelle*) for a global amount of about € 50 million. In addition to this program there are specific policies regarding products marketed to aeronautics and space industries;
- Civil pollution liability covering gradual or accidental pollution risks
- Principals civil liability
- Damages and operating losses: worldwide assets are covered by a policy up to € 250 million;
- Global data, covering losses attributed to the alteration or loss of data. In addition there is a coverage for Fraud and Misappropriation. Each of these guarantees presents a coverage up to around € 7 million;
- Insurance for the transportation of goods: goods necessary for the Groupe activity (equipments, raw materials and finished products...) are covered by specific policies up to around € 7 million;

Furthermore the Groupe contracts any other insurance coverages (insurance related to vehicles, buildings, expatriate employees ...) necessary for its operations or mandatory according to local regulations, here or abroad.

The renewal of each of the policies is re-examined with the greatest care and takes into account the new perimeter of the company, the evolution of the nature of the risks and the possibilities of cover proposed.

7. RISKS AND FACTORS OF RISKS

Exchange and interest rate risks

Groupe Bull is subject to exchange rate risks resulting from its transactions in currencies as well as economic weight of its subsidiary companies. The management of the positions is ensured in a centralised way and exclusively by the specialised team of Group Finance on a written rule excluding any speculative operation.

The analysis of these risks and the policy cover are detailed in note 20 to the consolidated financial statements.

Country risk

The Group considers that there is no significant risk given the low volume of activity carried out in countries being strongly unstable for economical or political reasons.

Liquidity risk

At December 31st 2003, the Groupe has two major debts: the debt coming from the shareholder's advances, granted by the French State in 2001 and 2002 , and constituting a rescue aid according to European law, amounting to € 491 million including accrued interest: and the one towards the Oceane bond holders, for € 205 million.

Taken into account maturity date of these two debts (maturity date of the French State advances initially set to June 17th 2003 being postponed to December 31st 2003, maturity date for Oceane bonds being January 1st 2005 according to the issuance contract), it has appeared that the restructuring of these debts was necessary in order to ensure, in a durable manner, the liquidity of Bull.

Thus the press release issued following the November 20th 2003 board meeting was stating: "despite its successful operational turn-around – the Company would not have the means to repay its underlying debt".

That is the reason why the recapitalization plan adopted by the November 20th 2003 board includes, beyond a capital increase, a financial debt restructuring; this plan is detailed in note 2 to consolidated financial statements.

In the framework of this plan, several measures aiming at ensuring short term and medium term Groupe liquidity have already been implemented:

- conversion as of March 31st 2004, of the French State advance into a fixed-term subordinated loan with maturity date being January 2033 (this loan should be repaid upon approval by the European Commission of the restructuring aid).
- The general meeting of Oceane bonds holders approved on December 11th 2003 an amendment modifying terms and conditions of the issue contract postponing the redemption date to January 1st 2033, this amendment being effective upon acceptance by the European Commission of the French State restructuring aid.
- The March 31st 2004 board meeting decided, subject to the approval of the extraordinary shareholders meeting, to initiate in June 2004 a public exchange offer for Oceane bonds with the subsequent significant reduction of this debt.

In this context a success of the Oceane public exchange offer and the approval by the European Commission regarding the restructuring aid project notified by the French State in February 2004, appear to be key factors in order to secure sufficient liquidity to the Groupe.

It is to be reminded that the French State representative declared at the March 30th 2004 board meeting to be confident on the compliance of the aid notified with the Commission rules and procedures (see note 2 to the consolidated financial statements)

On the other hand the Groupe has demonstrated its capacity to generate a positive operational cash-flow in 2003 of € 67 million (see management comments-chapter 1 – Cash Flow page 14).

Risk of non-restoring the minimum equity as required by law

As stated in note 3 to consolidated financial statements, the restoring of the Company equity depends firstly on the exchange, in a sufficient proportion, of the bonds into shares of the company in the framework of the public exchange offer made to the Oceane bonds holders, secondly on the success of the capital increase planned for € 44.3 million, and thirdly on the grant , subject to approval by the European Commission, by the French state of a restructuring aid for an amount of € 517 million.

The achievement of these three operations is necessary to restoring the equity of the Company to a level which will allow its development and master the incertitude of economic fluctuations. Shareholders and investors committed their participation to the capital increase at a level ensuring a success of the operation.

Legal risks

Bull has for principle to comply with laws and norms which apply in its sector of activity and in its relations outside the Groupe or within.

No specific regulation applies to Bull and there is no particular tax rules which can affect its financial situation.

Legal risks for the Company come from its activity as a designer, manufacturer and distributor of computer equipment as well as an IT services provider.

In a general way , Bul may be exposed to litigations in terms of industrial property, civil liability linked to products or services, and as a reseller and/or marketer of products.

In running their businesses, some affiliates of the Groupe are part of legal procedures, most of them being commercial litigations, but at the end of 2003 there was no suits, or arbitrations or exceptional facts not accounted for and likely to have a significant impact on the financial situation, the results, the activity or the assets of the Groupe.

The different legal or commercial claims received by the Groupe have been carefully analysed and evaluated in terms of risks and financial consequences.

The equity of Bull, holding company of the Groupe, became below half of the common stock value at 2000 closing. At the end of 2003, this equity is negative and amounts to € 752.5 million. The Company equity should have been restored to at least half the common stock value at the end of 2003.

This restoration is postponed until December 31st 2004, at the earliest, according to the recapitalization process described in note 2 to the consolidated financial statements.

Stock market risk

At December 31st 2003, Groupe exposure to stock market risk is related to the 1,321,548 shares of its own stock that the Groupe holds, and of the shares of quoted companies, mainly 1,067,930 shares of Steria, also held by the Groupe.

Bull shares are carried at € 0.20 to be compared to a quotation of € 0.79 at December 31st 2003, in order to take into account a diluted value of the share after recapitalization process planned for 2004 first semester (see note 2 to the consolidated financial statements). A 10% variation versus the quotation at end of December 2003 would have, therefore, no impact on the Groupe accounts.

Steria shares are carried according to their historical purchase price, i.e. € 17.55 per share, to be compared to a quotation of € 30.40 at December 31st 2003. A 10% variation versus the quotation at end of December 2003 would have, therefore, no impact on the Groupe accounts.

In this context, the Groupe did not put in place any procedure for covering stock market risk.

Summary of the resolutions presented to the shareholders meeting

A - RESOLUTIONS FALLING UNDER THE AUTHORITY OF THE ORDINARY GENERAL SHAREHOLDERS' MEETING

PRELIMINARY RESOLUTION :

Approval, after having examined the reports of the Board of Directors and the statutory Auditors, of the recapitalization scheme.

1st RESOLUTION:

Ratification of the subordinated loan agreement signed with the French State.

2nd RESOLUTION :

Approval of the 2003 consolidated accounts which amounts to a profit of 4, 052, 000 Euros.

3rd RESOLUTION :

Approval of the statutory accounts which amounts to a profit of 3,540,519.43 Euros and discharge to the Directors and auditors.

4th RESOLUTION :

Allocation of the year's earnings to the retained earnings account which decreases from - 1,160,709,589.01 Euros to - 1,157,169,069.58 Euros

5th RESOLUTION :

Approval of the particular agreements between Bull and its Directors or other companies according to the law.

6th RESOLUTION :

Renewal of the mandate of Mr Jean-Jacques DAMLAMIAN for three years until the accounts of the year 2006.

7th RESOLUTION :

Renewal of the mandate of Mr Michel DAVENCENS for three years until the accounts of the year 2006.

8th RESOLUTION :

Renewal of the mandate of Mr David JONES for three years until the accounts of the year 2006.

9th RESOLUTION :

Renewal of the mandate of Mr Kazahiko KOBAYASHI for three years until the accounts of the year 2006.

10th RESOLUTION :

Renewal of the mandate of Mr Tadao KONDO for three years until the accounts of the year 2006.

11th RESOLUTION :

Renewal of the mandate of Mr Théodore SCHAFFNER for three years until the accounts of the year 2006.

12th RESOLUTION :

Renewal of the mandate of Mr Gervais PELLISSIER for three years until the accounts of the year 2006.

13th RESOLUTION :

Ratification of the appointment of Mr Didier PINEAU-VALENCIENNES as Director, appointed in replacement of Ms Jeanne SEYVET, for the remaining duration of her mandate, until the accounts of the year 2004.

14th RESOLUTION :

Ratification of the appointment of Mr Gilles COSSON as Director, appointed in replacement of Mr. Pierre BONELLI, for the remaining duration of his mandate, until the accounts of the year 2005.

15th RESOLUTION :

Authorization to be granted to the Board of Directors to renew its shares buy-back program up to a maximum of 10% of the shares capital with a maximum price to buy the shares of 3 Euros and to a minimum price to sell them of 0.10 Euros (This authorization cancels the authorization granted by the Shareholders Meeting of June 26th 2003).

B - DECISIONS FALLING UNDER THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

16th RESOLUTION :

Reduction of the Company's share capital by reducing the par value of each share from 2 Euros to 0.01 Euro, i.e. a capital reduction of 338,695,809.01 Euros, from 340,397,798 Euros to 1,701,988.99 Euros.

17th RESOLUTION :

Modification, following the reduction of capital, of the articles 6 of the by-laws ("Capital Social").

18th RESOLUTION :

Authorization to be granted to the Board of Directors to carry out a capital increase of a maximum nominal value of 4,425,171.37 Euros by the issue of 442,517,137 shares at the price of 0.10 Euro per share premium included. The preferential subscription rights of the shareholders, as of right, shall be maintained and will be of 13 new shares against 5 existing shares.

19th RESOLUTION :

Authorization to be granted to the Board of Directors to carry out a capital increase after the one referred to above, of a maximum nominal value amount of 2,299,079.20 Euros by the issue of a maximum number of 229,907,920 shares, without preferential subscription rights of the shareholders, to the benefit of the Oceanes holders having contributed their OCEANEs to the first branch of the Exchange Public Offer presented by the Company, based on 20 new shares against 1 OCEANE.

20th RESOLUTION :

Authorization to be granted to the Board of Directors to issue shares subscription bonds attached to shares "ABSA" to the benefit of the OCEANEs holders having contributed their OCEANEs to the second branch of the Exchange Public Offer presented by the Company, based on 16 shares and 16 bonds against 1 OCEANE. Each bond giving access to 1 share of 0.01 par value at the price of 0.10 Euro. The maximum number of ABSA which can be issued is 183,926,336 and the maximum nominal value of the increase of capital for this second branch is 3,678,526.72 Euros.

21st RESOLUTION :

Renewal of the authorization granted to the Board of Directors by the Shareholders Meeting of June 26th 2003, to issue shares and/or securities giving access to capital, with preferred subscription rights for shareholders up to a maximum nominal amount of 300 million Euros.

22nd RESOLUTION :

Renewal of the authorization granted to the Board of Directors by the Shareholders Meeting June 26th 2003, to issue shares and/or securities giving access to capital, without preferred subscription rights for shareholders up to a maximum nominal amount of 300 million Euros.

23rd RESOLUTION :

Limitation aggregate amount of the authorizations given by the resolutions 21 and 22 to a maximum nominal amount of 300 million Euros.

24th RESOLUTION :

Auhorization to be granted to the Board of Directors to use the delegations given by the above resolutions to increase the capital, in case of take-over bid or Exchange Public Offer.

25th RESOLUTION :

Authorization to be granted to the Board of Directors to increase the capital to the benefit of Bull Group Employees up to a maximum of 2% of the share capital at the date of allocation (This delegation cancels and replaces the delegation given by the shareholders meeting of June 26th, 2002).

26th RESOLUTION :

Authorization to be granted to the Board of Directors, for 38 months , to offer stock subscription options and/or stock purchase options to the Directors and employees of the Company and its affiliates, in accordance with the law, up to a maximum of 5% of the share capital at the date of allocation. This delegation cancels and replaces the two delegations given for five years by the shareholders meeting of April 13th, 2000.
The price paid to exercise the options will be fixed by the Board of Directors, but will not be below 80 % of the quotation price average of the shares for the last 20 exchange sessions preceding the date of the Board of Directors' decision establishing the opening date of the subscription.

27th RESOLUTION :

Modification of the articles of the by-laws to fix at 75 years the maximum age of the President.

28th RESOLUTION :

Modification of the articles of the by-laws to fix at 75 years the maximum age of the General Manager and deputy General Managers.

29th RESOLUTION :

Modification of the by-laws concerning the composition of the Board of Directors with regards to the employees Board members. This concerns the suppression of the member representing the Bull foreign companies and the nomination of one member representing the employees shareholders when the annual report establishes that the employees shareholders represent more than 3% of the share capital.

30th RESOLUTION :

Harmonization of the articles 16-1; 20; 23 and 25 of the by-laws, with new regulations, mainly law on Financial Security,

31st RESOLUTION :

Delegation of power in order to carry out formalities.

Disclaimer : This is a summary. Only the full and French text of the resolutions prevails.

Statutory auditor's report prepared in accordance with article L.225-235 of the commercial code, on the report prepared by the President of the Board of Directors, on the internal control procedures relating to the preparation and processing of financial and accounting information.

For the year ended in December 2003

In our capacity as statutory auditors of Bull (the "Company"), and in accordance with article L.225-235 of the French Commercial Code, we report to you on the report prepared by the President of the Board of Directors of your company in accordance with article L.225-37 of the Commercial code for the year ended December 31, 2003.

Under the responsibility of the Board, it is for management to determine and implement appropriate and effective internal control procedures. It is for the President of the Board of Directors to give an account, in his report, notably of the conditions in which the tasks of the Board of Directors are prepared and organized and the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the President's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report.

On the basis of these procedures, we have no matters to report in connection with the description of the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the Board of Directors' report, prepared in accordance with article L.225-37 of the Commercial Code.

Paris and Neuilly-sur-Seine, April 1, 2004

The Statutory Auditors

Amyot Exco Grant Thornton

Deloitte Touche Tohmatsu

Isabelle FAUVEL

Daniel KURKDJIAN

Frédéric MOULIN

Jean-Paul PICARD

Report on the terms and conditions governing the preparation and organization of the Board's work and the internal control procedures set up by Groupe Bull

In accordance with article L.225-37 of the Commercial Code, amended by the Financial Security Act (law no. 2003-706 of August 1, 2003), the Chairman and Chief Executive Officer of Groupe Bull has prepared a report on the terms and conditions for the preparation and organization of the work of the Bull Board of Directors and the internal control procedures set up by the company for itself and its subsidiaries. The report also states the limitations that the Board may impose on the powers of the Chief Executive Officer.

A - THE TERMS AND CONDITIONS FOR THE PREPARATION AND ORGANIZATION OF THE BOARD'S WORK

1 Members of the Board of Directors

The Company is managed by a Board of Directors comprising 14 members as of December 31, 2003. The statutory term of office for each Director is three years.

The Board of Directors comprises four director categories:

- Eleven directors appointed by the Stockholders' Meeting and directors representing the French State.

- A director representing the employee stockholders of the Company and related companies within the meaning of Article L.225-180 of the French Commercial Code, appointed by the General Stockholders' Meeting from among candidates nominated by employee stockholders.

- Two directors representing the employees of the Company and its direct and indirect subsidiaries, whose registered office is located in France, appointed by the General Stockholders' Meeting from among the candidates elected by the employees of the said companies.

- A director representing the employees of the direct and indirect subsidiaries, whose registered office is located outside France, appointed by the General Stockholders' Meeting from among the candidates elected by the employees of the said companies. This position is currently vacant, since the elected director has left the Groupe following his transfer to Steria when some activities were sold to this group at the end of 2001.

The secretary of the works council, who has purely a consulting role, represents employee representatives and bodies within the Board of Directors.

Below is a list of Company directors including their terms of office and functions within Bull and outside the Groupe:

Last name, First name/Corporate name	Date of initial appointment	Term of office expiry date	Principal function within Bull and outside the Groupe Terms of office in other companies
Pierre Bonelli	12/02/2001	12/31/2005	Chairman & Chief Executive Officer of Groupe Bull. Chief Executive Officer of Bull International S.A. Chairman of Bull Information Systems Limited (UK) and Bull Holdings Limited (UK) Director of Evidian S.A., Bull HN Information Systems Inc. (USA) and Bull Integrated IT Solution A.E. (Greece)
Antonio Barrera de Irimo	06/26/2003	12/31/2005	Chairman of the Bull International S.A. Board of Directors Bull Director Chairman of Bull (Spain) S.A.
Catherine Blond	12/17/1998	12/17/2004	Management assistant – Bull
Jean-Jacques Damlamian	12/19/1996	12/31/2003	Executive Director of the Development Division of France Télécom
Michel Davancens	10/24/2002	12/31/2003	Senior Vice-President for Executive Career Management, Management Division Director of Diagram
Thierry Francq	07/25/2002	12/31/2004	Deputy Director for Investments at the Treasury Division - Ministry of the Economy, Finance and Industry Director of Thomson, La Poste, France 3, Imprimerie Nationale, DCN Développement, l'établissement Public de Financement et de Réalisation EPFR
David Jones	02/11/1999	12/31/2003	Group Chief Executive of National Grid Group Director of Energis Communications

Kazuhiko Kobayashi	07/20/2000	12/31/2003	Senior Vice-President NEC Solutions
Tadao Kondo	04/30/2003	12/31/2003	Associate Vice-President NEC Solutions
Gérard Lacoste	02/12/2003	12/17/2004	Executive – Bull
Gervais Pellissier	03/01/2001	12/31/2003	Groupe Executive Vice-President, Corporate Administration & Finance CEO of Bull S.A. Chairman of Bull Data Systems Inc. Director of Bull, Bull International S.A., Evidian S.A., IPC Corporation France S..A., Bull (Spain) S.A., Integris Inc. (USA), Bull International N.V. (Netherlands), Bull Italia S.p.A., Bull Holdings Ltd. (UK), Bull Information Systems Ltd., Bull HN Information Systems Inc. Representative of COFIP, Director of Bull Internet Incubator S.A.
Guy Richel	05/03/2001	12/31/2003	Executive - Bull
Theodore Schaffner	10/26/2000	12/31/2003	Senior Vice-President and Director Corporate Business Development Motorola Inc.
Jeanne Seyvet	12/17/1998	12/31/2004	Conseiller Maître à la Cour des Comptes

Mr. David Jones is a non-executive Director within the meaning of the Bouton report, which states that a Director is considered non-executive when he/she has no relations of any kind with the Company, its group or its management, which could impede the free exercise of his/her judgment.

Based on the independence criteria, a non-executive director must not:

- Be an employee or officer of the Company, an employee or director of the parent company or one of its consolidated companies and have held any of these positions over the last five years,
- Be an officer in a company in which the Company holds directly or indirectly a director's term of office or in which an employee or Company officer (currently or during the last five years) holds a director's term of office.
- Be a major client, supplier, corporate banker, or financial banker of the Company or the Groupe, or an entity for which the Company or Groupe represents a significant percentage of activity.
- Have any close family ties with a Company officer.
- Have been an auditor of the Company during the last five years.
- Have been a director of the Company in excess of 12 years.

Directors representing stockholders with interests of less than 10%, which do not have any control in the Company, are considered as non-executive. Above this limit, the Board must deliberate on the qualification of the candidate as a non-executive, based on the report of the Personnel and Organization Committee that deals with appointments, taking into account the breakdown of the Company's common stock and the existence of potential conflicts of interest.

2. Function of the Board of Directors

To improve corporate governance within Bull, draft internal regulations governing the function of the Board of Directors and the various committees are currently being finalized.

An initial draft was submitted to the Board of Directors on October 24, 2002, at the request of Chairman Bonelli and has already been discussed by the directors.

The current draft internal regulations are intended to (i) inform the directors of the duties incumbent upon them, and (ii) strengthen the Board's scope of involvement and operating procedures, as a supplement to article 19 of the Company's bylaws ("powers of the Board").

The main issues covered in these regulations concern (i) the function of the Board of Directors by establishing a Directors' Charter and specifying the application methods for regulations governing information provided to directors, Board attendance by videoconference, and reporting on agreements involving directors, and (ii) the limits imposed on the powers of the CEO.

Measures have yet to be implemented to assess the performances of the Board of Directors during the year.

3. Activities of the Board of Directors during the year

In accordance with Article L.225-35 of the French Commercial Code, the Board of Directors defines strategies for the Company's activity and ensures their implementation. Subject to the powers officially attributed to stockholders' meetings and within the boundaries of the corporate purpose, the Board deals with any issues affecting the smooth running of the Company and decides in its meetings on the issues falling within its jurisdiction.

The Board met four times during 2003.

As there is no reference to the convocation procedure in the Company's bylaws, the notice of meeting for Bull directors, who are spread over several continents, is transmitted by electronic means on average 8 days prior to the date of the Board meeting.

The attendance rate was 65%.

Below is a list of the Board meetings, members present and issues discussed:

Date	Members present	Issues discussed
02/12/03	Pierre Bonelli Catherine Blond J-Jacques Damlamian Michel Davancens Thierry Francq David Jones Gérard Lacoste Sadukazu Matsuba Gervais Pellissier Guy Richel Jeanne Seyvet	Interim results for 2nd half of 2002 2003 projections Proposed improvements to the draft internal regulations
04/30/03	Pierre Bonelli Catherine Blond J-Jacques Damlamian Michel Davancens, Thierry Francq Gervais Pellissier Guy Richel Jeanne Seyvet	Changes to the Board of Directors membership Projections for 1st half of 2003 and 2003 1st quarter results Closing of the 2002 parent company and consolidated financial statements and Audit Committee report Convocation of the Stockholders' Meeting Renewal of the authorizations to grant deposits, endorsements and guarantees
10/24/03	Pierre Bonelli Catherine Blond Michel Davancens Thierry Francq Gérard Lacoste Guy Richel Jeanne Seyvet	Confirmation of the renewed term of office of the Chairman and CEO, Pierre Bonelli Sale of residual rights in PB Electronics Inc. to Bull Electronics Inc. Results for 1st half of 2003 Projections for 2nd half of 2003 Information on Groupe equity restructuring progress by Pierre Bonelli
11/20/03	Pierre Bonelli Catherine Blond J-Jacques Damlamian Thierry Francq Gérard Lacoste Sadukazu Matsuba Gervais Pellissier Guy Richel Jeanne Seyvet	Presentation of the recapitalization plan and analysis of the various proposals and their terms and conditions Minutes of the Strategic Committee meeting Selection of the proposed recapitalization plan Convocation of the General Meeting of bondholders

The minutes of the Board of Directors' meetings are prepared at the end of each meeting and communicated to all directors prior to the next meeting.

4.Preliminary documents for the meetings during the year

4.1 Information provided to directors

The Company's directors have had access during the year to the information relating to the issues discussed at Board meetings, within the maximum period allowed, given the complex agendas of certain Board meetings, so as to enable them to perform their duties in the best possible conditions.

4.2 Organization and function of the Committees

There are three specialized committees:

The Strategic Committee:

The Strategic Committee brings together representatives of the three major industrial stockholders (France-Télécom, Motorola, NEC), the French State and Groupe Bull's Chairman and Chief Executive Officer and Executive Vice-President.

The role of this committee is to analyze and consider the strategic orientations and major investment or acquisition projects put forward by management and issue recommendations to the Board of Directors.

It was notified of the implementation of the strategy defined in 2002, and was consulted with regard to the proposals received for the recapitalization of Bull's common stock.

The Strategic Committee was chaired by Pierre Bonelli.

As of December 31, 2003, the members of the committee were:

Bull	Pierre Bonelli
	Gervais Pellissier
	Antonio Barrera de Irimo
French State	Thierry Francq
	Jeanne Seyvet
Non-executive	David Jones
France Télécom	Jean-Jacques Damlamian
	Michel Davancens
Motorola	Theodore Schaffner
NEC	Kazuhiko Kobayashi
	Tadao Kondo
Secretary	Géraldine Capdeboscq

The Audit Committee:

The remit of the Audit Committee is to ensure the high quality of the Groupe financial statements in particular and all information communicated to stockholders in general.

The committee met in February and April 2003 to review the 2002 financial statements and events subsequent to December 31, 2002 impacting significantly on the Groupe financial position and in March 2004 to review the 2003 financial statements.

The committee reported its findings to the Board of Directors.

As of December 31, 2003, the members of the committee were:

Bull	Pierre Guimard
	Gervais Pellissier
French State	Thierry Francq
France Télécom	(Vacant)
Motorola	(Vacant)
NEC	Sadakazu Matsuba
Secretary	Rémy De Ricou

The Personnel and Organization Committee:

The Personnel and Organization Committee was formed in 1997 and deals with issues relating to the appointment of managers and directors, stock option plans, remuneration and organization.

Each year, the Committee shall examine the independence of the directors, with respect to the independence (non-executive) criteria listed above (1.1. Members of the Board of Directors) and present its conclusions in the annual report.

The committee is chaired by Theodore Schaffner.

As of December 31, 2003, the members of the committee were:

Bull	Pierre Bonelli
	Patrick Semtob
France Télécom	Michel Davancens
Motorola	Théodore Schaffner
NEC	Tadao Kondo

4.3 Directors' fees

Directors' fees of EUR 15,000 were paid to members of the Board of Directors in respect of fiscal year 2003.

B. THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE GROUP

Internal control within Groupe Bull is defined as a process implemented to ensure:

- Reliability of financial and management reporting
- Compliance with applicable laws and regulations
- Protection of assets
- Optimization of operations

This report is for information purposes only. The effectiveness of the internal control procedures with regard to finance and operations has not yet been properly assessed. An appropriate framework shall be set up in 2004 to assess procedures.

Particular attention is currently given to the internal procedures relating to accounting and financial information intended for stockholders. The independent auditors shall also report on such procedures.

In 2003, a certain number of investors showing interest in the Groupe performed exhaustive due diligence procedures (accounting, strategic and organizational). These in-depth examinations did not reveal any significant deficiencies in the Groupe's control process, despite Bull's dramatic restructuring in 2002 that led, in particular, to a sharp decrease in the number of employees, especially administrative staff (50%).

1. Organization of Bull and Groupe Bull

The Groupe's overall organization is described in the narrative section of the annual report in the chapters on Groupe organization.

Bull, the Groupe Bull parent company, operates as a holding company and its activities include foreign currency hedging and cash flow management for the subsidiaries. Bull does not have any employees.

The subsidiary Bull S.A., comprising both the Bull and Groupe Bull management bodies, represents 45% of the Groupe consolidated revenue and employs 3,784 persons, or 49% of the total number of Groupe employees.

The 115 subsidiaries over which Bull has direct or indirect control are virtually all wholly owned. The management bodies are broken down by division: Bull Technologies, which is globally responsible for the product lines and the sale of products in France, Bull Services France, which is responsible for the sale of services in France and three geographic networks, Western Europe, North America and the rest of the world. Most of the management bodies are centralized in France.

The Groupe treasury department operates in complete transparency according to predefined rules. The same Groupe accounting standards are applied to all entities and are summarized in the General Accounting Policies and Procedures manual (GAPP).

2. The Groupe internal control objective

The current Bull and Groupe Bull internal control procedures are intended to:

- Ensure that Company management acts or transactions fall within the framework defined by the corporate activity guidelines imposed by management and employee-related bodies, applicable laws and regulations, and the company's internal standards, rules and values
- Verify that the conduct of Company personnel falls effectively within the defined scope of action and that any reporting and disclosures to Company management and employee-related bodies, stockholders and external persons are properly stated.

One of the purposes of the internal control system is to anticipate and control risks of error and fraud. However, as with any control system, it cannot provide absolute assurance that the risks of error or fraud have been totally removed or controlled.

3. Methodological framework for internal control

We are willing to adopt the methodological framework described in the COSO (Committee of Sponsoring Organizations of the Treadway Commission) report.

Certain recommendations from this report have already been applied and should be developed and extended throughout the Groupe.

Generally speaking, internal control consists of the control environment established by management that determines the internal control policy and procedures, develops an internal control culture and principles of integrity, and the organizational components that ensure the daily management of operations. The following components can also be mentioned:

- Definition of functions, levels of authority and responsibility,
- System of delegating and authorizing transactions (by level of responsibility),
- Organization of the segregation of duties,
- Qualification of personnel according to their responsibilities,
- Resources for asset protection and security (intangible and PP&E),
- System for verifying and cross-checking information,
- Transaction documentation process and monitoring process (management supervision),
- Control devices within IT applications and systems.

Risk mapping and the streamlining of all procedures to enable an initial assessment of internal control efficiency and effectiveness are planned for 2004.

With regard to quality assurance, Groupe Bull, having launched a certification program with the French Quality Assurance Association, was ISO 9001 (2000 version) certified in 2003 for the main activities of its Bull Technologies and Bull Service France divisions and the Technical Division. In Angers, BILS is ISO 14001/9001 certified.

4. Description of the main procedures applicable to Bull as a company and as Groupe parent company

4.1. Organization:

The Groupe management bodies comprise a Board of Directors, the function of which is described in the first section of this report. The Board has one non-executive director, in accordance with corporate governance standards. The specialized committees previously mentioned in the annual report are the Strategic Committee, the Personnel and Organization Committee and the Audit Committee.

An executive committee comprises the 11 managers from the Groupe's operating and functional activities.

4.2. Detailed procedures:

Centralized treasury department

The cash transactions for the entire Groupe are managed by the central treasury department, whose main transactions are recorded in the Bull financial statements. Bull has contracts with each subsidiary and sub-subsidiary that specify the scope of control and subordination.

Most of the transactions between Bull and other Groupe companies are performed in current accounts or duly documented loan/borrowing accounts.

A forecasting system reviewed on a monthly basis is used to anticipate the balances and movements reflected in the accounting ledgers at each monthly closing.

The transactions between the Groupe's principal subsidiaries are netted at each monthly closing to settle internal payments.

The capital-based financing and restructuring of the Groupe's subsidiaries and sub-subsidiaries is organized by the central treasury department, which proposes adapted measures.

Uniformity of management and consolidation systems

The accounting standards defined in the General Accounting Policies and Procedures (GAPP) manual in accordance with French consolidation standards (CRC regulation 99-02) are applied uniformly by all the Groupe's consolidated subsidiaries. The resulting "common language" is used as the basis for all management analyses.

A central team responds to the practical implementation problems of subsidiaries. It verifies at each monthly closing that the procedures are correctly applied or checks if there are any new transactions requiring additional information.

A pre-closing procedure at the September period-end comprises the systematic review by an independent financial manager of relevant transactions and the balance sheets of each consolidated entity and anticipation of year-end closing problems.

The financial statements of the subsidiaries in France are audited by one of the Groupe parent company's joint auditors. Internationally, the Deloitte network reviews the Bull financial statements in virtually all the countries where it is based. The Deloitte local representative performs the required audit procedures in the respective countries. This organization clearly facilitates subsidiary – head office transparency and efficiently conveys current accounting concerns so as to ensure uniform treatment.

Subsidiary financial director responsible for the detailed organization of internal control procedures

Each subsidiary financial director is clearly responsible for organizing internal control procedures adapted to local transactions and reports to the Groupe's financial director on this engagement.

He is also responsible for compliance with local rules and regulations. In particular, he verifies the preparation of the statutory financial statements and tax returns.

A request is made every year at central level for the reconciliation of net worth totals and the group, statutory and taxable net income/(loss) of the Groupe's principal subsidiaries.

Financial communications and reference document

Financial communications are strictly monitored by the Groupe communication division. Each communication division within the Groupe reports to the central division.

For the preparation of the reference document, a specialized committee (Disclosure Committee) has been set up to ensure consistency for all published comments.

Loss, theft or related incidents

The Irregularity Report (GAPP procedure no. 3021) implemented throughout the Groupe lists all the irregularities (loss, theft, fraud, etc.) that have been identified since the previous filing and specifies the measures taken. However, notwithstanding this report, irregularities must still be reported immediately to the operating and financial management and the risk and insurance division.

5. Description of the main procedures applicable to Bull subsidiaries

Although internal control requirements are identical for all subsidiaries regardless of their size, the extent of procedures depends on the volume and diversity of activities. The subsidiaries should therefore be analyzed on three levels: Bull in France, the principal international subsidiaries and the minor international subsidiaries.

5.1. Bull in France

Bull in France comprises Bull S.A., the Groupe's largest subsidiary which hosts Groupe functions, IDSF S.A., responsible for outsourcing, including within Bull, and Evidian S.A., which mainly operates in the protection software sector. The other subsidiaries are minor in scale.

Centralized activities

The strategy, treasury, consolidation and communication functions are centralized at Groupe level, as mentioned previously.

The accounting and management functions are common to all companies. The Oracle-Hyperion database is used by the major companies and the Sage database by the small companies.

The payroll functions are also common to almost all Bull companies in France. The operational part of payroll has been outsourced since July 2002.

Client-sales cycle

The types of contracts are defined in the marketing manual. The signatory level depends on the amount incurred and also certain sales terms and conditions.

The registration terms and conditions for blanket agreements or specific contracts are systematically reviewed.

Inventory purchase cycle

Purchases are centralized in France and supplies are purchased in accordance with the contracts negotiated by the Purchasing division of the Groupe Purchasing Department. In 2003, a centralized system for the control/approval of commitments was set up.

Purchase volumes are determined by the breakdown of the Clients order book.

Physical quality and quantity controls are performed for incoming inventories, and the results are compared with the supplier order and delivery note.

The volume of supplies satisfies the commercial demand and maintains an optimum level of inventories to meet security and flexibility requirements.

Inventories are stated at actual cost (Standards method + or – Variances). They are monitored, valued and catalogued using an integrated computer-aided production management system (BAAN).

This system is used for all inventory analyses (gross values, impairment loss, turnover, etc.).

Inventories also contain end-of-life items which require last buy orders. Cyclical physical inventories are regularly performed while observing a minimum inventory per year for each product.

Manufacturing and assembly cycle in Angers

Control over the introduction of new products and mass production is effected in through a sequence of phases incorporated in the "product life cycle" process. These phases are namely industrialization, implementation of resources, industrial validation and mass production.

The Bull site in Angers is the checkpoint for all goods delivered, except local goods purchased and managed directly in the countries.

Once Angers has accepted an order from the sales network, it is entered in the plant production schedule and monitored through production engineering based on work orders. The work order is used as a monitoring and control tool.

The entire "Purchase – Reception – Storage – Assembly – Delivery" process is managed and valued using a computer-aided production management system interfaced with the accounting system.

The various components or sub-assemblies are obtained from the raw material or work-in-progress inventories and are used to initiate production.

Finished goods are inventoried once the work order has been processed, and when the order is complete, the finished goods inventories are made available for delivery.

Research & Development cycle in Clayes-sous-Bois

The product design and development activities, as part of the overall Bull offering, are managed by the Technical Division. All the Technical Division's activities relate to projects monitored with respect to the "product life cycle." The time spent by the engineers and the related costs are assigned to each project.

Non-current assets

Non-current assets are managed in a specific system (Primmo) interfaced with the accounting system.

Acquisitions require the approval of an investment committee that considers the merits and economic impact of the expenditure. Each request is then submitted to Executive Management for approval.

The Purchase Requisition and Order process is initiated as soon as the Expenditure Authorization Request has been approved.

Divestments are governed by internal procedures. All divested data processing equipment is treated internally at the Angers site (dismantling, recycling, destruction).

Management of trade receivables

A specific manual contains the rules to follow with regard to the authorization of client credit and the recovery of receivables. The Groupe Credit Manager performs periodic reviews in order to monitor the application of the procedures. Each month, he receives a report on the performance of collections.

5.2. Principal Groupe Bull international subsidiaries

Centralization/Decentralization

The strategy, treasury, consolidation and communication functions are centralized at Groupe level, as mentioned previously.

Non-Bull goods purchases require a specific authorization.

Sales are strictly monitored with respect to the type of contract, and the performance, pricing and financing clauses.

Disputes are systematically analyzed by operational and financial management. The central legal divisions are involved in the most significant litigations.

Pension plans, particularly defined-benefit plans, have been subject to very specific controls for over a year.

Financial directors are responsible for organizing the internal control procedures applied at local level in the best interests of the Groupe and under local constraints.

Likewise, they must ensure that tax, statutory and other local reporting are correctly prepared without creating unwarranted risk for the company at both local and Groupe levels.

Minor Groupe Bull international subsidiaries

These subsidiaries have, in theory, the same constraints and responsibilities as the principal subsidiaries. However, certain procedures have to be specifically adapted on account of their size.

Overall, local management teams make specific business trips, of reasonable duration to perform certain effective controls, in order to compensate for the internal control weaknesses inherent in the minor subsidiaries.

6. Improvement prospects

The common stock recapitalization in progress will no doubt result in the reorganization of the specialized committees: Strategic Committee, Personnel and Organization Committee and Audit Committee.

The simplification of the legal and structural organizational chart, initiated as part of the common stock recapitalization process, will continue in order to reduce the number of subsidiaries and their related expenses.

A risk management unit shall be set up to perform rational risk mapping, with a view to prioritizing any corrective actions and creating an environment suitable for promoting internal control awareness and assessing the effectiveness and efficiency of procedures.

Finally, the application of new international standards (IAS/IFRS) will provide an opportunity to revise the General Accounting Policies and Procedures manual and the internal control instructions contained within.

C. APPLICATION OF IFRS

The accounting policies applied by the Groupe Bull subsidiaries are described in the General Accepted Policies and Procedures manual.

These policies are based on the General Accepted Accounting Principles of the United States of America, except for those which diverge from regulation 99-02 of the French National Accounting Board, in which case French accounting principles take precedence.

A comparison between IAS/IFRS and GAPP manual policies and the rules applied by the Central Treasury revealed the following items requiring further analysis:

- Accounting treatment of bonds convertible and/or exchangeable for shares classified as borrowings;
- Development costs that are for the moment expensed;
- Capitalization of software development costs;
- Clauses contained in contracts which could be associated with embedded derivatives;
- Fixed asset capitalization levels;
- Impairment of certain residual goodwill.

D. LIMITATIONS IMPOSED BY THE BOARD OF DIRECTORS ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER

Mr. Pierre Bonelli is both Chairman of the Bull Board of Directors and Bull's Chief Executive Officer.

Pursuant to Article 16.2 of the bylaws, he is invested with the widest possible powers to act in all circumstances in the name of the company. He exercises these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings and the Board of Directors. He represents the Company in its relations with third parties.

The Board of Directors has not imposed any limitations on the powers of Mr. Pierre Bonelli, except the statutory limitation below, with regard to deposits, endorsements and guarantees.

The Board authorizes the CEO to grant on behalf of the Company deposits, endorsements and guarantees:

- Up to a maximum of EUR 300 million for companies in which the direct or indirect interest of the Company in the common stock is greater than 50% (hereinafter referred to as "Groupe Companies"),
- Up to a maximum of EUR 75 million for companies which are not Groupe companies,
- Without any maximum amount for tax and customs authorities.

This authorization was renewed for a period of one year and shall expire on June 30, 2004.

Within this framework and on behalf of the Company, the CEO granted Groupe Companies EUR 90 million in commitments of this kind, as of December 31, 2003.

The Chairman and Chief Executive Officer.

Independent auditors' report on the Groupe Bull consolidated financial statements

For the year ended December 2003

In accordance with our appointment as auditors by your Annual Stockholders' Meetings,

We have audited the consolidated financial statements of Bull for the year ended December 31, 2003, as presented in pages 30 to 56.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2003 and the results of its operations for the year then ended in accordance with the accounting principles generally accepted in France.

Without qualifying the above opinion, we would draw your attention to the uncertainty surrounding the implementation of the Group's recapitalization plan presented in Note 2 to the financial statements. The success of this plan aimed at recapitalizing Bull stockholders' equity, adopted by the Board of Directors' meeting of November 20, 2003 and finally approved by the Board of Directors' meeting of March 31, 2004, is subject to the implementation of the following transactions:

- The EUR 44.3 million common stock increase, for which certain current stockholders and new partners, investors or customers, have pledged their participation as part of the "Stockholders and Partners" solution. This common stock increase, subject to your approval, shall be preceded by a common stock decrease through the reduction in the par value of shares for a total amount of EUR 338.7 million;
- The completion of the exchange offer involving bonds convertible and/or exchangeable for shares ("OCEANEs"), performed in conjunction with the aforementioned common stock increase, and the amendment of the bond issue contract;
- The granting by the French government of restructuring aid in the amount of EUR 517 million, with a financial recovery clause. This aid, made known to the European Commission by the French government on February 20, 2004, is subject to its examination to ensure that it complies with the terms and conditions of the EC guidelines governing government aids. Prior to the payment of the restructuring aid, the stockholder's advance paid by the French government in the initial amount of EUR 450 million (excluding capitalized interest), converted into a fixed-term subordinated loan agreement on March 31, 2004, should be repaid through a bridging loan.

The success of this recapitalization plan and the continued turnaround of the Groupe Bull operating results in 2004 are essential to the continuation of the Group as a going concern, without which certain asset and liability values may prove inappropriate.

Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, introduced by the Financial Security Act of August 1, 2003 and which came into effect for the first time this year, we bring to your attention the following matter:

As specified in the first part of this report, Note 2 to the financial statements describes the future events that will determine the successful implementation of the Groupe Bull recapitalization plan.

Based on our procedures and the information made available to us, and with respect to our assessment of the accounting policies applied by your Group, we believe that the information disclosed in the notes on the position of Groupe Bull with regard to the uncertainty surrounding the implementation of the recapitalization plan is relevant, which is essential in order to guarantee the Group's ability to continue as a going concern.

The assessments on these matters were performed in the context of our audit approach for the consolidated financial statements taken as a whole, and therefore contributed to the unqualified opinion we expressed in the first part of this report.

Specific procedure

In accordance with professional standards applicable in France, we have also verified the Group financial information given in the report of the Board of Directors. Except for the impact of the aforementioned matters, we have no additional comments to make as to the fair presentation of this information nor as to its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, April 1, 2004

The Statutory Auditors

Amyot Exco Grant Thornton		Deloitte Touche Tohmatsu	
Isabelle FAUVEL	Daniel KURKDJIAN	Frédéric MOULIN	Jean-Paul PICARD

Disclaimer: This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Consolidated balance sheets

as at December 31, 2003, 2002 and 2001

((in EUR millions)

ASSETS	Notes	2003	2002	2001
Intangible assets:				
Capitalized software costs		50	59	136
Less accumulated amortization		(50)	(59)	(118)
Other intangible assets		1	1	3
Less accumulated amortization		(1)	(1)	(3)
Total		**-**	**-**	**18**
Property:				
Land, buildings, improvements, machinery and equipment		366	423	543
Less accumulated depreciation		(295)	(334)	(403)
Net		**71**	**89**	**140**
Rental equipment		36	36	42
Less accumulated depreciation		(33)	(32)	(36)
Net		**3**	**4**	**6**
Total	(5)	**74**	**93**	**146**
Investments and other non-current assets:				
Goodwill (net of amortization)	**(6)**	13	26	43
Investments	**(7)**	40	35	74
Other	**(8)**	41	63	172
Total		**94**	**124**	**289**
Deferred taxes		**-**	**-**	**29**
Inventories	**(9)**	**60**	**85**	**174**
Other current assets:				
Trade receivables (less allowances for doubtful accounts: (12/2003, M€ 21; 12/2002, M€ 23; 12/2001, M€ 22)	**(10)**	237	286	538
Other receivables (less allowances for doubtful accounts: (12/2003, M€ 17; 12/2002, M€ 14; 12/2001, M€ 17)	**(11)**	79	145	156
Restricted cash	**(14)**	10	-	115
Marketable securities		99	64	64
Cash		65	53	169
Total		**490**	**548**	**1,042**
TOTAL ASSETS		**718**	**850**	**1,698**

See accompanying notes to consolidated financial statements.

(In EUR millions)

LIABILITIES AND STOCKHOLDERS' EQUITY	Notes	2003	2002	2001
Stockholders' equity:				
Common stock	(12)	340	340	340
Additional paid-in capital	(12)	37	37	37
Retained earnings (deficit)		(1,093)	(545)	(292)
Accumulated comprehensive loss: Foreign currency translation adjustments		(14)	(8)	10
Net income (loss)		4	(548)	(253)
Total		**(726)**	**(724)**	**(158)**
Minority interests	(13)	-	-	-
Market auction preferred stock issued by a consolidated subsidiary	(14)	-	-	114
Long-term debt	(15)	205	201	200
Stockholder advance	(16)	491	466	100
Long-term restructuring reserves	(17)	9	11	14
Provisions and other non-current liabilities	(18)	151	148	165
Deferred taxes		-	1	1
Current liabilities:				
Trade payables		179	248	473
Customers advances		6	10	27
Income taxes		6	11	19
Deferred income		17	19	7
Other accrued liabilities	(18)	305	379	436
Short-term restructuring reserve	(17)	17	66	91
Current maturities of long-term debt	(15)	2	5	153
Short-term borrowings and notes payable		55	1	7
Bank overdrafts		1	8	49
Total		**588**	**747**	**1,262**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**718**	**850**	**1,698**

Consolidated statements of operations

for the years ended December 31

(In EUR millions)

	Notes	2003	2002	2001
Sales		382	460	806
Rental and services		883	1,054	1,738
Total revenue		**1,265**	**1,514**	**2,544**
Cost of revenue		(925)	(1,190)	(1,914)
Gross margin		**340**	**324**	**630**
Research and development		(60)	(73)	(123)
Selling		(137)	(202)	(408)
General and administrative		(102)	(169)	(198)
Income (loss) from operations		**41**	**(120)**	**(99)**
Interest expense		(51)	(58)	(51)
Interest income		4	14	14
Restructuring expenses		-	(225)	(155)
Other income and expenses net	(22)	25	(106)	139
Income (loss) before corporate income tax and minority interests		**19**	**(495)**	**(152)**
Provision for corporate income tax and deferred taxes	(23)	(3)	(43)	(53)
Income (loss) before minority interests		**16**	**(538)**	**(205)**
Amortization of goodwill	(6)	(12)	(11)	(37)
Share of net income/(loss) of equity affiliates and divested affiliates	(24)	-	1	(11)
Minority interests		-	-	-
Net income (loss)		**4**	**(548)**	**(253)**
Basic and fully diluted earnings per share		0.02	(3.22)	(1.49)
Weighted average number of shares (in thousands)		170,199	170,199	170,199

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31

(in EUR millions)

	2003	2002	2001
Cash and cash equivalents at January 1	**117**	**233**	**193**
Net income/(loss)	4	(548)	(253)
Depreciation and amortization	38	60	123
Provision for restructuring plan	-	225	155
Deferred taxes	-	29	42
BULL HN pension plan	-	95	-
Net (gains)/losses on disposal of assets	(3)	(63)	(286)
Trade and other receivables (1)	90	220	215
Inventories and work-in-progress	24	84	71
Trade and other payables, customer advances	(124)	(302)	(198)
Restructuring plan consumption	(51)	(250)	(64)
Other (2)	(14)	38	34
Total cash flow used by operating activities	**(36)**	**(412)**	**(161)**
Expenditures for property	(11)	(14)	(47)
Increase in investments and other non-current assets	-	(21)	(41)
Proceeds from fixed assets disposals	5	156	360
Total cash flow provided / (used) by investing activities	**(6)**	**121**	**272**
Capital increase	-	-	-
Net change in provisions for pension costs (3)	35	-	19
Stockholder's advance (4)	25	366	100
Net change in long-term borrowings	2	(150)	(42)
Net change in short-term borrowings (5)	46	(39)	(154)
Total cash flow provided / (used) by financing activities	**108**	**177**	**(77)**
Impact of exchange rate fluctuations	**(9)**	**(2)**	**6**
Cash and cash equivalents at December 31	**174**	**117**	**233**
ADDITIONAL INFORMATION			
Interest paid on borrowings	62	81	65
Corporate income tax paid	8	12	6

See accompanying notes to consolidated financial statements

The impact of transactions denominated in foreign currencies on each heading is determined in the local currency, then converted into euros at the average exchange rate for the year. Translation differences with respect to values recorded in the balance sheet and in the statement of income are recorded within "Impact of exchange rate fluctuations", which thus groups together all the differences relating to the various headings.

(1) Trade and other receivables dropped in the amount of EUR 54 million in 2003, due to the retention in the balance sheet of receivables sold as part of a securitization program initiated in France at the beginning of 2003, replacing the Dailly sales which resulted in the removal of receivables from the balance sheet.

(2) The € 14 million registered in 2003 are made of numerous accrued liabilities, the most significant item being an exchange rate impact of € 3.6 million

(3) The € 35 million registered in 2003 correspond to the variation of the account which registers the excess of assets over projected liabilities for the Bull HN Information Systems (US) pension plan when liquidated in 2003. This variation was a source of funds in 2003.

(4) The € 25 million registered in 2003 correspond to accrued interest on the French State advance which are accounted for as an increase of this debt.*

(5) Short term credit lines includes the following: increase of 54 million euros due to sales of receivables and 8 million euros reduction due to short term bank credit lines.

Consolidated statements of stockholders' equity and comprehensive income

for the years ended December 31

(In EUR millions)	Common stock (*)	Additional paid in capital	Retained earnings (deficits)	Accumulated other comprehensive income/(loss)	Total
Balance January 1, 2001	**340**	**37**	**(292)**	**1**	**86**
Net loss for the period	-	-	(253)	-	(253)
Translation adjustment	-	-	-	9	9
Balance December 31, 2001	**340**	**37**	**(545)**	**10**	**(158)**
Net loss for the period	-	-	(548)	-	(548)
Translation adjustment	-	-	-	(18)	(18)
Balance December 31, 2002	**340**	**37**	**(1,093)**	**(8)**	**(724)**
Net income for the period	-	-	4	-	4
Translation adjustment	-	-	-	(6)	(6)
Balance December 31, 2003	**340**	**37**	**(1,089)**	**(14)**	**(726)**

(*) deduction of the net amount of 1,323,361 treasury shares for EUR 0.3 thousand

COMPREHENSIVE LOSS

(In EUR millions)	2003	2002	2001
Net income/(loss)	4	(548)	(253)
Other comprehensive income/(loss): **Foreign currency translation adjustment**	(6)	(18)	9
Comprehensive loss	**(2)**	**(566)**	**(244)**

See accompanying notes to the consolidated financial statements

1 – ORGANIZATIONAL STRUCTURE

The consolidated financial statements of Groupe Bull include the financial statements of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc. and their subsidiaries.

As of December 31, 2003, the common stock of Bull was held 16.3% by the French State, 16.9% by each of its major stockholders (France Télécom, Motorola and NEC) and 33% by private investors and Bull employees. It should be noted that DNP decided to convert its registered shares to bearer shares in November 2003 and sold them prior to the year-end.

2 – GOING CONCERN AND SUBSEQUENT EVENTS

In the second half of 2002, Groupe Bull reported an operating profit and confirmed its profit-making capacity in 2003 with a net income of EUR 4 million. In addition, the Groupe also generated a total cash flow of EUR 55 million in 2003, including cash flow from operations of EUR 67 million and cash flow used for non-recurring events of EUR 12 million, thus demonstrating its internal financing ability.

2003 closing

The assessment of the Groupe's ability to continue as a going concern as of December 31, 2003 depends on the following issues:

- The treatment of the advance granted by the French State constituting rescue aid and approved by the European Commission on November 13, 2002,

- The treatment of bonds convertible and/or exchangeable for shares, the redemption of which was scheduled for January 1, 2005 in the initial issue contract,

- The completion of the recapitalization process as chosen by the Board of Directors on November 20, 2003, the implementation of which was approved by the Board of Directors on March 31, 2004.

The principles behind the plan to ensure the Groupe's ability to continue as a going concern and the recapitalization of stockholders' equity (see Note 3: "Pro forma recapitalization of Bull, the Groupe parent company") were approved by the Bull Board of Directors on November 20, 2003, upon adoption of the "Stockholders and Partners" recapitalization plan. The effective implementation of this plan was approved by the Board of Directors' meeting of March 31, 2004.

Treatment of the French State advance

The French State advance, including accrued interest, amounted to EUR 491 million as of December 31, 2003. This loan, which initially was to be fully repaid on June 17, 2003, will be processed in several phases:

- Notification in February 2004 by the French State to the European Commission of plans to grant Bull restructuring aid in the amount of EUR 517 million, to be paid on December 31, 2004 at the earliest, including a financial recovery clause that provides for the collection of 23.5% of the Company's consolidated current income before taxes over a period of 8 years as from 2005, applied to annual profits in excess of EUR 10 million;

- Conversion as of March 31, 2004 of the French State advance into a fixed-term subordinated loan, bearing interest at 5.23% until the end of 2004, and 0.3% until January 2033, the final repayment date, thus removing the short-term liquidity risk for Bull. The subordination is subject to a minimum conversion rate of 80% of the outstanding OCEANES bonds (bonds convertible and/or exchangeable for shares);

- Repayment of this loan by Bull, upon approval by the European Commission of the restructuring aid;

- Payment of the restructuring aid by the French State, as of December 31, 2004 at the earliest, following the repayment of the fixed-term subordinated loan.

The restructuring aid shall only be paid following the repayment of the fixed-term subordinated loan, and the approval by the European Commission.

Following preliminary discussions with the European Commission, the French State representative on the Bull Board of Directors announced that he was "confident that the proposed aid would comply with EC regulations and that the Commission, following an examination, would make a formal decision within a maximum period of six months."

Before the French State actually grants this aid, Bull can seek a short-term bridging loan.

The European Commission has made a preliminary assessment of the proposed aid, according to the EC guidelines on State aids and the restructuring of companies in financial difficulty. Within this context, it should examine in greater detail whether:

- the plan guarantees a return to profitability for Bull, considering the Company's financial position which seems to have improved recently;

- any unwarranted distortion of competition has been avoided;

- the aid is limited to the required minimum and does not give the company excess cash resources.

Treatment of bonds convertible and/or exchangeable for shares

The General Meeting of holders of bonds convertible and/or exchangeable for shares on December 11, 2003 approved, with a majority of over 95%, the resolutions proposed by the Board of Directors, amending the following terms and conditions of the issue contract:

- extension of the redemption date to January 1, 2033;

- setting of the annual interest rate at 0.1%, effective as from January 1, 2004;

- setting of the redemption value at 100% of the nominal amount (compared to an initial redemption value of between 116.5% and 117.5% of the nominal amount) or EUR 15.75.

These amendments shall only become effective upon:

- Approval by the General Stockholders' Meeting of the common stock transactions

- Acceptance of the terms and conditions governing the French State loan by the French State and the European Commission

In approving the initial restructuring phase of the loan, the bondholders accepted a significant reduction in its economic value, by around 90%.

In the second phase, they will be given the opportunity to accept a public exchange offer that will be performed in conjunction with the common stock increase provided in the Bull recapitalization plan based on the following terms and conditions:

- Principally, an exchange parity of 20 new shares for 1 bond convertible and/or exchangeable for shares,

- Alternatively, an exchange parity of 16 new shares and 16 new stock subscription warrants for 1 bond (compared to 8 warrants initially proposed), each warrant conferring entitlement to subscribe to a share at the subscription price defined for the common stock increase on the market, i.e. EUR 0.1 per share. This parity amendment was approved by the Bull Board of Directors' meeting of March 31, 2004.

Recapitalization by "Stockholders and Partners"

The reinforcement of the Bull financial position will be bolstered by the common stock increase of EUR 44.25 million, with retention of preferential subscription rights for current stockholders, who may subscribe to 13 new shares at a price of EUR 0.1 per share in consideration for 5 old shares. Certain current stockholders and new partners, investors or customers have undertaken to participate in this common stock increase.

These transactions will be submitted for approval at the next Combined Stockholders' Meeting of May 25, 2004. Subject to the authorizations required by the French Securities Regulator, these transactions will commence in June 2004, and if necessary, prior to the approval of the European Commission.

Based on these commitments and perspectives, the Board of Directors, showing confidence in the completion of the recapitalization plan, approved the consolidated financial statements of the Groupe and its subsidiaries drawn up on a going concern basis, in which the methods used to value assets and liabilities have not been changed.

2002 closing

During the Board of Directors' meeting of April 30, 2003, a representative of the French State made the following announcement:

"Bull returned to operating profits during the second half of fiscal 2002. This recovery should continue during 2003 despite a difficult economic climate. It is now necessary to implement, as soon as possible, a recapitalization plan which meets the interests of both Bull and its stockholders and which enables the repayment of the EUR 450 million stockholder's advance granted by the French State in 2002.

In order to enable Bull management to continue negotiations launched with potential investors likely to participate in this recapitalization plan, the French State does not intend to demand repayment of this advance by Bull prior to the finalization of these negotiations, which should be completed before the end of this year."

Based on this announcement, and taking into account the turnaround in the second half of 2002 (posting of a positive operating margin), as well as Executive Management's confidence in the measures taken to recapitalize common stock, the Board of Directors approved the consolidated financial statements of the Group and its subsidiaries drawn up on a going concern basis, in which the methods used to value assets and liabilities have not been changed.

2001 closing

The Board of Directors' meeting of March 14, 2002 approved the initial measures presented by Groupe Bull Executive Management, enabling the rapid implementation of the restructuring plan, based on the simplification of the organizational structure, drastic cuts in overheads, including downsizing measures, a shake-up of the management teams and a renewed convergence between the different Groupe businesses. In addition, the outline of an industrial and strategic plan aimed at clarifying Bull's positioning, reinforcing coherence among its activities and emphasizing its unique information technology qualities was also presented to the Board.

At the same time, it was decided to further reduce employee numbers (2,763 persons overall, including 1,843 employees in France and 920 outside of France). The cost of the 2002 restructuring plan is EUR 225 million.

The Board examined the financial resources necessary to cover both operating losses before restructuring costs for the period and repayments on short-term debt. Given its financial position, Bull was not able to raise further external financing. Under these circumstances, the French State agreed to grant a loan of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and EUR 350 million in June 2002. This loan took the form of a cash advance bearing interest at the market rate and repayable in the 12 months following the final installment, received on June 17, 2002.

3 – PRO FORMA RECAPITALIZATION OF BULL, THE GROUPE PARENT COMPANY AND RECAPITALIZATION OF GROUPE BULL STOCKHOLDERS' EQUITY

3.1. Groupe Bull parent company financial statements

The stockholders' equity of Bull, the Groupe parent company, fell to less than half of common stock at the 2000 year-end. As of December 31, 2003 it stood at negative EUR 752.5 million. Stockholders' equity should therefore have been recapitalized to at least half of common stock at the end of 2003. This recapitalization is postponed until December 31, 2004 at the earliest according to the transactions described in the previous note.

The restructuring of the loans between Bull and its US subsidiaries, that began in March 2004, consists in simplifying the flow of debts between the various Bull subsidiaries and the Bull parent company. This will result in an estimated gain of EUR 31.5 million as of December 31, 2003, corresponding to foreign exchange gains between the euro and the dollar, which are deferred under French accounting rules.

The principal exchange offer of 1 bond convertible and/or exchangeable for 20 Bull shares is shown based on three assumptions according to the percentage of conversion (100%, 90% or 80%).

The recorded common stock increase corresponds to the subscriptions defined at the Board of Directors' meeting of March 2004, in particular with the subscriptions of partners and management.

The restructuring aid corresponds to the financial aid that the French State will grant to Bull, in accordance with the terms and conditions approved by the European Commission, following the repayment of the fixed-term subordinated loan, which as of March 31, 2004 replaced the French State's rescue aid totaling EUR 491 million as of December 31, 2003. The bridging loan, which may be arranged between the repayment of the fixed-term subordinated loan and the actual receipt of the restructuring aid, does not have any impact on the recapitalization.

Transactions for the current year, which shall be reflected in the Bull company financial statements, are shown below on a pro forma basis.

The alternative option for the holders of bonds convertible and/or exchangeable for shares to exchange 1 bond for 16 new shares and 16 new stock subscription warrants, in accordance with the pre-defined subscription assumptions (100%, 90% and 80%), and assuming that those holders who have converted their bonds would all opt to exercise their stock subscription warrants, would bring pro forma Bull stockholders' equity to the following level:

	Principal offer			Alternative offer		
	Bond conversion assumption 1 bond = 20 shares			Bond conversion assumption 1 bond = 16 shares + 16 stock subscription warrants		
	100%	90%	80%	100%	90%	80%
Stockholders' equity as of January 1, 2004	**(752.5)**	**(752.5)**	**(752.5)**	**(752.5)**	**(752.5)**	**(752.5)**
Restructuring of Bull's loans with its US subsidiaries	31.5	31.5	31.5	31.5	31.5	31.5
Bonds exchange offer	204.6	184.1	163.7	204.6	184.1	163.7
Common stock increase	44.2	44.2	44.2	44.2	44.2	44.2
Exercising of stock subscription warrants				18.4	16.6	14.7
Amendment to the bond contract						
no premium		2.4	4.7		2.4	4.7
extension and interest rate						
Estimated net income for 2004 (*)	6.5	6.5	6.5	6.5	6.5	6.5
Restructuring aid (*)	516.6	516.6	516.6	516.6	516.6	516.6
Stockholders' equity at the end of the recapitalization process (*)	**50.9**	**32.8**	**14.7**	**69.3**	**49.4**	**29.4**
Common stock at the end of the recapitalization process (*)	**8.4**	**8.2**	**8.0**	**9.8**	**9.4**	**9.1**

(*) At this stage, it is too early to take into account the possible impact of the financial recovery clause governing the French State's restructuring aid that could lead to a partial repayment of this aid (see Note 2), the possible recognition of deferred tax assets and the potential capital gain on real-estate disposals.

Summary table – Changes in number of shares and common stock

	Principal offer			Alternative offer		
	Bond conversion assumption 1 bond = 20 shares			Bond conversion assumption 1 bond = 16 shares + 16 stock subscription warrants		
	100%	90%	80%	100%	90%	80%
Number of existing shares (in millions)	170.2	170.2	170.2	170.2	170.2	170.2
Share par value (in EUR)	2.0	2.0	2.0	2.0	2.0	2.0
Existing common stock (in millions)	**340.4**	**340.4**	**340.4**	**340.4**	**340.4**	**340.4**
New share par value (in EUR)	0.01	0.01	0.01	0.01	0.01	0.01
Common stock decrease	(338.7)	(338.7)	(338.7)	(338.7)	(338.7)	(338.7)
Common stock after decrease	**1.7**	**1.7**	**1.7**	**1.7**	**1.7**	**1.7**
Number of new shares relating to the exchange offer (in millions)	229.9	206.9	183.9	183.9	165.5	147.1
Number of new shares relating to the common stock increase (in millions)	442.5	442.5	442.5	442.5	442.5	442.5
Number of new shares relating to stock subscription warrants exercised (in millions)				183.9	165.5	147.1
Number of shares at the end of the recapitalization process (in millions)	842.6	819.6	796.6	980.6	943.8	907.0
Common stock at the end of the recapitalization process (in millions)	8.4	8.2	8.0	9.8	9.4	9.1

The final common stock structure should result in the following approximate breakdown:

- NEC, a major technological partner (between 10% and 14%)
- France Telecom and Debeka, two significant clients (between 13% and 17%)
- Two renowned investment funds, AXA Private Equity, Artemis (between 9% and 12%)
- Bull management (between 6% and 8%)
- Floating - bondholders, former stockholders (between 49% and 62%)

3.2 Groupe Bull consolidated financial statements

At the end of the aforementioned recapitalization process, consolidated stockholders' equity and borrowings will be as follows according to the various assumptions.

	Principal offer			Alternative offer		
	Bond conversion assumption 1 bond = 20 shares			Bond assumption conversion 1 bond = 16 shares + 16 stock subscription warrants		
	100%	90%	80%	100%	90%	80%
Stockholders' equity as of January 1, 2004	**(725.8)**	**(725.8)**	**(725.8)**	**(725.8)**	**(725.8)**	**(725.8)**
Bonds exchange offer	204.6	184.1	163.7	204.6	184.1	163.7
Common stock increase	44.2	44.2	44.2	44.2	44.2	44.2
Exercising of stock subscription warrants				18.4	16.6	14.7
Amendment to the bond contract						
no premium		2.4	4.7		2.4	4.7
extension and interest rate		14.1	28.2		14.1	28.2
Estimated net income for 2004 (*)	6.5	6.5	6.5	6.5	6.5	6.5
Restructuring aid (*)	516.6	516.6	516.6	516.6	516.6	516.6
Stockholders' equity at the end of the recapitalization process (*)	**46.1**	**42.1**	**38.1**	**64.5**	**58.7**	**52.8**
Borrowings at the end of the recapitalization process	**50.0**	**54.0**	**58.0**	**50.0**	**54.0**	**58.0**
Bonds		*4.0*	*8.0*		*4.0*	*8.0*
Other borrowings	*50.0*	*50.0*	*50.0*	*50.0*	*50.0*	*50.0*

The differences in stockholders' equity and borrowings between the parent company and consolidated financial statements are mainly due to the recognition at current value in the consolidated financial statements of the non-converted portion of bonds convertible and/or exchangeable for shares subsequent to the application of the issue contract amendment.

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements have been prepared in accordance with the provisions of French law as defined in CRC Regulation No. 99-02. Groupe Bull accounting policies and methods are detailed in an accounting manual distributed to all Groupe companies. This manual, together with monitoring procedures, ensures the consistent application of policies and methods within the Groupe.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions made by Groupe management and affecting asset and liability values recorded in the balance sheet, assets and liabilities disclosed in the notes to the financial statements and income and expense items recorded in the statement of operations. Due to the uncertainties inherent in all valuation processes, it is possible that actual results on the unwinding of the operations concerned will differ from these estimates.

The financial statements of subsidiaries over which Bull has exclusive control, directly or indirectly, have been fully consolidated.

Companies over which Groupe Bull exercises significant influence are accounted for by the equity method.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Groupe's foreign subsidiaries have been translated for consolidation purposes in accordance with CRC Regulation No. 99-02, paragraphs 320 et seq. which can be summarized as follows:

- Assets and liabilities, including accumulated depreciation, are translated at year-end rates of exchange.
- Income and expense items are translated at average monthly rates of exchange.

The Groupe share of gains and losses resulting from translation is recorded separately within stockholders' equity as "Currency translation adjustments."

Where foreign currency borrowings are used to hedge exchange risks relating to the assets and liabilities of a foreign subsidiary, gains and losses arising are also reported under "Currency translation adjustments."

Foreign currency liabilities and receivables are translated at the year-end rate of exchange, and any realized or unrealized gains and losses arising are recorded in income for the year.

INTANGIBLE ASSETS

Intangible assets mainly include capitalized development costs for software products with identified markets which have reached a stage in their development at which there are no longer any major technical or commercial risks.

Capitalized development costs are amortized on a straight-line basis from the time of capitalization over the estimated useful life of the product, subject to a maximum of three years.

PROPERTY AND DEPRECIATION

Property is stated at cost and depreciated on a straight-line basis. Buildings and improvements are depreciated over ten to forty years, machinery and equipment over four to ten years and rental equipment over five years. Capitalized microcomputers and terminals for internal use are depreciated over three years.

REPLACEMENT PARTS

Replacement parts for computers and all product references held in central warehouses in France and Western Europe are recorded in inventories. Inventory value is adjusted by provisions for overstatement, reflecting product life and physical obsolescence. Other spare parts included in "Rental equipment" are capitalized in the year of purchase and depreciated over five years.

GOODWILL

Goodwill represents the difference between the cost of the investment in a subsidiary and the fair value of the Groupe's share in the underlying net assets at the date of acquisition. Goodwill also includes the difference between the cost of acquiring minority stockholders' interests in consolidated subsidiaries and the fair value of the net assets acquired, as determined for Groupe consolidation purposes, including any related translation adjustment.

Goodwill is amortized on a straight-line basis over a period not exceeding twenty years. The unamortized balance is reviewed periodically in the light of events which have occurred since the date on which it was originally recorded and, where necessary, a write-down is recorded in addition to the annual amortization charge, to reflect the decline in the fair value of the underlying net assets.

INVESTMENTS

This heading includes equity investments in non-consolidated subsidiaries. Allowances for impairment in value, based on the percentage interest in net worth, the stock market price and profitability and performance forecasts for the companies concerned, are recorded where appropriate. This estimated carrying value may therefore justify the retention in the financial statements of a net book value in excess of the percentage interest in net worth.

INVENTORIES

Inventories are stated at the lower of cost (principally on a FIFO basis) and market (estimated realizable) value. Standard material, labor and overhead costs of manufactured products are based on forecast activity levels and are adjusted to actual cost by applying manufacturing variances. Overheads not absorbed due to idle capacity are included in cost of revenue.

IMPAIRMENT OF FIXED ASSETS

Where specific circumstances or events suggest that the carrying value of a fixed ("long-lived") asset will be less than future cash flows generated by this asset, or its disposal value where the intention is to dispose of the asset, an exceptional write-down ("impairment loss") should be recognized. The basis for the write-down is generally the discounted present value of expected future cash flows to be generated by the asset in question.

RESTRUCTURING RESERVES

Costs incurred under the reskilling program between 1997 and 1999 and under the new restructuring plans initiated successively in 2001 and 2002 are expensed when incurred in accordance with generally accepted accounting principles in France and the USA and, in particular, as detailed in EITF No. 94-3. This accounting treatment is also in accordance with CRC Regulation No. 2000-6, which the Groupe decided to adopt beginning from fiscal year 2000.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

In accordance with the provisions of CRC Regulation No. 99-02, paragraph 300, the Groupe applies the preferred method, recording in the balance sheet all provisions relating to retirement benefits and similar commitments. These commitments are however recorded in accordance with SFAS No. 87, No. 106 and No. 132 issued by the US Financial Accounting Standards Board.

OTHER PROVISIONS FOR CONTINGENCIES AND LOSSES

Provisions for long and short-term contingencies and losses, other than provisions for pension plan and employee benefit commitments, mainly include:

- estimated costs of disputes, litigation and third-party or former employee claims;
- warranties granted to clients in respect of equipment sales or contracts;
- losses to completion where the forecast cost of the contract exceeds the contract revenue at the period-end.

REVENUE RECOGNITION

Groupe Bull sells and leases computer equipment and data processing services under various contractual arrangements.

Regular sales are recognized upon full performance, by Groupe Bull, of the terms of the contract, which generally coincides with delivery or acceptance. Sales contracts generally include a clause reserving title to the goods in countries where this is permitted by law.

Revenue from one-time charge licensed software is recognized upon performance of the license agreement and delivery of the software. Revenue from monthly software licenses is recognized as license fees accrue.

Services are either of a recurring nature invoiced periodically or contracts with progress deliveries. Recurring contracts generally cover maintenance and outsourcing services, while progress delivery contracts mainly involve systems integration activities. As from January 1, 2002, progress delivery contracts partially completed at the year-end are now recorded using the percentage of completion method. Previously revenue was recorded at the end of each invoice period in the first instance and on each progress delivery in the second.

Rentals under regular lease contracts are included in revenue as earned over the lease term. Related costs consist mainly of depreciation. Non-cancelable sales-type lease contracts, generally covering three to five years, are included in sales revenue at the present value of the minimum lease payments to be received. Cost of revenue includes the related equipment cost and a provision for estimated costs and expenses to be incurred over the lease term.

RESEARCH AND DEVELOPMENT

Research and development expenses are stated net of public and private funding receivable. Specific development contracts for the delivery of products or services are recorded in revenue, and the corresponding costs are included in cost of revenue.

OTHER INCOME AND EXPENSES

In addition to net proceeds from asset disposals and foreign exchange gains and losses, "Other income and expenses" include income and expense items attributable to exceptional events or transactions distinct from ordinary activities and not expected to occur frequently or regularly.

FINANCIAL INSTRUMENTS

Financial instruments are used in order to reduce the Groupe's exposure to currency and interest rate risks. Gains and losses on these instruments are matched in the accounts to the gains and losses on the assets and liabilities hedged.

Other portfolio financial instruments are marked to market at the year-end, and a provision is raised to cover unrealized capital losses.

CORPORATE INCOME TAXES

Corporate income taxes are recorded in the consolidated financial statements in accordance with the requirements of CRC Regulation No. 99-02, paragraphs 310 et seq. Under this standard, deferred tax charges or credits are recorded to reflect the tax effect of differences in the valuation of assets and liabilities between the consolidated financial statements and the accounts prepared for taxation purposes. A valuation allowance for deferred tax assets is recorded where there is a probability that all or part of these assets will not be recovered.

STOCK SUBSCRIPTION AND PURCHASE PLANS

Shares issued following the exercise of stock subscription options are recorded as an increase in common stock at the option strike price.

A provision is recorded in respect of shares purchased by the Groupe for allotment under stock purchase option plans, where the purchase price exceeds the option strike price.

Provisions are recorded to cover social security contributions payable in respect of stock subscription and purchase option plans, where exercise of the options seems probable.

EARNINGS PER SHARE

Earnings per share is presented in accordance with CRC Regulation No. 99-02, paragraph 41. Basic earnings per share is calculated taking into account net income for the year and the weighted average number of shares outstanding during the period. For each period presented, basic and diluted earnings per share are identical because there were no material potentially dilutive items. No reconciliation of basic and diluted earnings per share has therefore been presented.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are presented in accordance with CRC Regulation No. 99-02, paragraph 426. This statement analyzes changes in cash and cash equivalents, including bank and postal checking account balances, cash and short-term investments (generally less than three months).

For foreign subsidiaries, each item in the statement is determined in local currency and translated into euro at average exchange rates.

5 - PROPERTY

NATURE OF AND MOVEMENTS IN PROPERTY

(in EUR millions)	Gross book value at 12/31/02	Additions	Disposals	Translation differences	Gross book value at 12/31/03
Land	6	-	(1)	-	5
Buildings	164	-	(3)	(1)	160
Machinery and equipment	253	7	(49)	(10)	201
Rental equipment	36	2	-	(2)	36
Total	459	9	(53)	(13)	402

DEPRECIATION AND RESERVES

(in EUR millions)	Accumulated depreciation and reserves at 12/31/02	Charges	Disposals	Translation differences	Accumulated depreciation and reserves at 12/31/03
Buildings	(114)	(6)	4	1	(115)
Machinery and equipment	(220)	(18)	48	10	(180)
Rental equipment	(32)	(3)	-	2	(33)
Total	(366)	(27)	52	13	(328)

6 - GOODWILL (NET OF AMORTIZATION)

(in EUR millions)	2003	2002	2001
Gross	76	107	139
Accumulated amortization	(63)	(81)	(96)
Net	**13**	**26**	**43**
Amortization of goodwill	12	11	37

Goodwill (net) by entity is as follows:

(in EUR millions)	2003	2002	2001
Bull HN Information Systems Inc. (USA)	2	4	6
Bull Italia S.p.A. (Italy)	4	5	6
Bull Information Systems Ltd (UK)	-	-	6
Algar (Brazil)	-	7	12
Bull International NV (Netherlands)	6	8	9
Bull SA (France)	1	2	2
PPC Computers (Germany)	-	-	2
Total	13	26	43

Bull HN Information Systems Inc. / Bull Italia S.p.A. / Bull Information Systems Ltd

In 1991, Bull bought out Honeywell Inc. and NEC minority interests in Bull HN Information Systems Inc., generating goodwill on these acquisitions of EUR 79 million, justified by the activities of companies located in the United States, Italy and the United Kingdom. Of this balance, EUR 38 million was allocated to the activities sold by Bull HN Information Systems Inc. to Wang Laboratories Inc. at the end of January 1995.

In 2002, the residual goodwill balance in respect of Bull Information Systems Ltd, primarily relating to service activities in the United Kingdom, was deducted from the capital gain realized on the sale of these activities to Groupe Steria.

Since the outset, these goodwill balances have been amortized on a straight-line basis over 15 years. The 2003 charge to amortization is EUR 2.3 million.

Algar Bull

In April 1999, Bull purchased the shares held by the Algar Group in its South American subsidiaries (Argentina, Brazil, Chile and Uruguay).

This EUR 33 million transaction generated goodwill of EUR 28 million, initially amortized over 7 years.

An exceptional amortization charge of EUR 7 million was recorded in 2001 to take account of the uncertain economic future of the South American market.

The amortization charge for 2003 totaled EUR 7.6 million, following an exceptional amortization charge of EUR 3.5 million recorded in June 2003 to take account of local economic constraints.

As of December 31, 2003, this goodwill once totally amortized was reversed.

Bull International N.V. and Bull SA

In 1987, net goodwill in the amount of EUR 43 million was recorded in connection with the recognition in the books of Bull of a liability of USD 80 million in respect of the purchase of Bull HN Information Systems Inc.'s interest in Bull S.A. and Bull International N.V. This goodwill is being amortized on a straight-line basis over a period of 20 years. The annual amortization charge is EUR 2.1 million. Accumulated amortization as of December 31, 2003 amounted to EUR 35 million.

PPC Computers GmbH

The acquisition of this German company at the end of 1999 generated goodwill of EUR 6 million, which could be amortized over 5 years. Due to the losses accumulated by this company as of June 30, 2002, it was decided to reverse the residual unamortized goodwill balance existing as of January 1, 2002.

7 - INVESTMENTS

	2003	2002	2001
Equity investments at net book value	3	3	7
Other investments at net book value	32	25	41
Bull share loans	1	2	6
Loans and advances	4	5	20
Total	**40**	**35**	**74**

Equity investments: as of December 31, 2003, this heading primarily comprises investments in Bull Finance (48.6%) and Seres (34.0%).

The Groupe's share in the net income/(loss) of companies accounted for by the equity method is included in the consolidated statement of operations under the heading "Share of net income/(loss) of equity affiliates."

Other investments: in 2003, the increase in this heading primarily corresponds to the write-back of the EUR 7 million provision recorded in December 2002 for Steria securities acquired in June 2002 following an upturn in share price.

As of December 31, 2003, Other investments include Steria shares (6.02%) with a net value of EUR 20 million and NEC Computers International BV shares (4.44%) with a net value of EUR 12 million. The number of shares held by the Groupe is unchanged since the end of December 2003.

Bull share loan: this loan was granted on the creation of the Groupe Corporate Savings Scheme in June 2000 (see Note 27: Stock Compensation Plans). The shares acquired by Bull were loaned to the bank responsible for managing the scheme until July 20, 2005. The bank gradually repays these shares to Bull in line with the early withdrawal of employees from the scheme. The loan bears interest at 0.20% of the outstanding loan amount. At the end of December 2003, the gross value of the shares on loan was EUR 26.7 million, provided in the amount of EUR 26 million to take account of the drop in the Bull share price.

Loans and advances: these primarily relate to receivables from companies accounted for by the equity method and certain minority investments.

8 - OTHER NON-CURRENT ASSETS

(in EUR millions)	2003	2002	2001
Trade receivables due beyond one year	39	20	16
Advance payments to pension funds*	2	43	156
Total	**41**	**63**	**172**

* (see Note 25 – Post-retirement benefits)

Trade receivables due beyond one year regroups invoices which payment is due beyond one year, typically the part due beyond one year of receivables corresponding to a non-cancelable medium term rental contract (see note 10 – Trade Receivables). 2003 variation comes mainly from € 7 million Steria receivables and of a € 11 million note receivable from Steria, which have been reclassified from short term in 2002 to long term in 2003.

The weighted average rate of interest received on trade receivables due beyond one year was 3.7% in 2003, 5.2% in 2002, and 6.4% in 2001.

The decrease in "Advance payments to pension funds" reflects the financial consequences of the decision by Bull HN in the United States to terminate this pension plan (See Note 22 – Other income and expenses – net). In 2003, the excess pension contributions were withdrawn from the pension trust and repaid to Bull HN after approval from the US federal authorities.

9 - INVENTORIES

(in EUR millions)	2003	2002	2001
Finished products	54	72	99
Work-in-progress, raw materials and supplies	25	26	46
Spare parts	56	71	85
Allowance for slow-moving inventories	(75)	(84)	(56)
Total	**60**	**85**	**174**

In 1997, Bull progressively began adapting its accounting treatment of spare parts to reflect changes in its activities. These changes involved the globalization of spare part flows and a reduction in unit values and led the Groupe to view spare parts as inventory items and not property. This process was launched in 1997 with the transfer of micro computer hardware spare parts and continued in 1998 with the transfer of Unix parts, in 1999 with the transfer of parts held at French central warehouses and in 2000 with the transfer of parts held in other geographical areas in Europe.

In 2002, recognition of the obsolescence of spare parts led to a EUR 18 million increase in the inventories provision.

10 - TRADE RECEIVABLES

Equipment leases

Non-cancelable, medium-term sales-type leases, recorded at discounted present value of future minimum rentals receivable, are not material. In general, equipment leases are entered into for an initial period of one to two years during which they cannot be canceled.

Equipment lease contracts backed by external financing without recourse against Bull are treated as lease contracts between the financial institution providing the funds and the final client, in respect of which Bull collects the lease installments on behalf of the financial institution.

Sale of trade receivables

On January 15, 2003, Bull S.A. and Integris Data Service France, the Bull operating subsidiaries in France, signed a three-year securitization contract replacing the Dailly receivables sale program in place in France since 1998. The contract may be terminated at the end of each one-year financing commitment period (in theory one year, the initial period exceptionally ending on March 31, 2004) or should certain events occur affecting the beneficiary companies of the securitization (particularly the performance of the receivables portfolio) and the Groupe Bull results and ownership structure. Such events did not occur in 2003. As of December 31, 2003, the financing obtained from the securitization contract totaled EUR 54 million. This amount is included in short-term borrowings.

There were no other sales of Dailly receivables in France, which totaled EUR 55 million as of December 31, 2002 and EUR 114 million as of December 31, 2001.

Sales of trade receivables in other European countries totaled EUR 2.5 million at the end of December 2003 compared to EUR 13 million at the end of December 2002 and December 2001. These sales of receivables without recourse are deducted from Trade receivables in the balance sheet.

11 - OTHER RECEIVABLES

(in EUR millions)	2003	2002	2001
R&D financing receivables	10	13	18
Supplier advances	15	12	10
Employee-related receivables	1	3	4
Deposits and guarantees paid	16	20	10
Other operating receivables	19	75	68
Prepayments	18	22	46
Total	**79**	**145**	**156**

As of December 31, 2003, Other operating receivables include receivables of EUR 14 million due from Steria.

12 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2003, Bull common stock comprised 170,198,889 shares with a par value of EUR 2 each.

No common stock increases or decreases were performed during 2003, 2002 or 2001.

13 - MINORITY INTERESTS

There are no longer any minority interests in Groupe Bull subsidiaries following the sale of GPES in March 2003, in which Bull had a 51% interest.

In prior years, minority interests also included B.S.G.L., until its sale in March 2001, and Bretagne Services Informatiques et Intégration de Systèmes (BS2I) and Osis Services, until the buy-out of minority interests in September 2001 and October 2002 respectively.

14 – RESTRICTED CASH AND MARKET AUCTION PREFERRED STOCK ISSUED BY A CONSOLIDATED SUBSIDIARY

The € 10 million restricted cash at the end of 2003 corresponds to bank deposits for bank guarantees to be provided in execution of commercial obligation, mainly export contracts.

In 2001, this item was corresponding to financial assets held by Bull Finance Corporation (USA), finance corporation 100% controlled by Bull and established in 1992 in order to refinance Bull trade receivables in the USA. This financing was based on market auction preferred stock ("MAPS") regularly renewed.

Dividends paid in 2002 in respect of the MAPS totaled USD 1.6 million (USD 3.5 million in 2001 and USD 4.5 million in 2000). In October 2002, Bull Finance Corporation ended these operations and redeemed the market auction preferred stock ("MAPS"). Bull Finance Corporation, being a dormant company since that time, was merged into its parent company Bull Data Systems Inc. in march 2004.

15 - LONG-TERM DEBT

(in EUR millions)

As of December 31,	2003		2002		2001	
	Due beyond 1 year	Due within 1 year	Due beyond 1 year	Due within 1 year	Due beyond 1 year	Due within 1 year
MATURITY ANALYSIS:						
Bonds, notes and debentures	204	-	198	-	192	91
Bank loans	1	2	3	5	8	23
Private placements	-	-	-	-	-	39
Total	**205**	**2**	**201**	**5**	**200**	**153**
ANALYSIS BY CURRENCY:						
Euro	205	2	201	5	200	114
Japanese yen	-	-	-	-	-	39
Total	**205**	**2**	**201**	**5**	**200**	**153**

MATURITIES OF LONG-TERM DEBT AS OF DECEMBER 31, 2003

2004	2
2005(*)	204
2006	1
Total	**207**

(*) The maturity of bonds convertible and/or exchangeable for shares, set forth in the initial terms and conditions of issue on January 1, 2005, was extended to January 1, 2033 by the bondholders' general meeting of December 11, 2003 subject to certain conditions precedent (see below).

BONDS, NOTES AND DEBENTURE

Bonds, notes and debentures at the end of December 2003 comprised 11,495,400 bonds convertible and/or exchangeable for shares, issued in May 2000 and maturing on January 1, 2005, in the amount of EUR 181 million. The characteristics of these convertible bonds are as follows: issue price of EUR 15.75, redemption price of EUR 18.36, coupon of 2.25%, actuarial yield of 5.5% per annum and exchange parity of one for one. Redemption premiums and issue expenses are amortized over the term of the loan. As of December 31, 2003, issue expenses were fully amortized. In accordance with the terms and conditions of issue, redemption premiums of EUR 6.5 million remain to be amortized in 2004.

The bondholders, after having taken note of the Bull Board of Directors' report at their general meeting of December 11, 2003, accepted, subject to conditions precedent, a series of amendments to the initial terms and conditions.

The amendments are as follows:

- reduction in the bond coupon to 0.1%, effective as of the year beginning January 1, 2004, for interest accrued from this date;
- extension of the normal bond maturity date to January 1, 2033;
- elimination of the bond redemption premium, reducing the redemption value to EUR 15.75.

The conditions precedent are the approval by the Special Stockholders' Meeting of the common stock transactions presented in the Board of Directors' report and acceptance of the terms and conditions governing the restructuring of the French State debt by the French State and the European Commission.

In July 2002, Bull repaid the EUR 91 million 5-year debenture loan issued in July 1997, bearing interest at an annual rate of 5.25%.

BANK LOANS

Bank loans comprise a number of loans taken out primarily by Bull HN Information Systems Italia S.p.A. maturing between 2003 and 2008.

PRIVATE PLACEMENTS

In August and September 2002, Bull repaid the remaining yen private placements issued in March 2000. The placement contract included early repayment clauses, at the simple request of investors, where the consolidated permanent common stock of the Group crossed a given threshold. These conditions were met on the publication of the fiscal 2001 consolidated financial statements, and Bull therefore proceeded with the full repayment of these loans.

16 – STOCKHOLDER'S ADVANCE

The French State granted a cash advance of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and the balance at the end of June 2002. This advance constituted "rescue aid" as defined by EC law and took the form of a stockholder's advance bearing interest at the market rate. After review by the European Commission, this stockholder's advance was declared compatible with the provisions of the treaty establishing the European Community regarding State aid.

At the Board Meeting of April 30, 2003, the French State formally announced that, in order to enable Bull management to continue negotiations launched with potential investors in the recapitalization plan, it does not intend to demand repayment of this advance, the conversion of which is described in Note 2 "Going concern and subsequent events".

The advance bears interest at the market rate during the period commencing the date funds are made available and expiring the date of their repayment or capitalization in Bull common stock. Accrued interest as of December 31, 2003 totaled EUR 41 million.

17 – RESTRUCTURING RESERVES

Movements in restructuring reserves between the end of December 2000 and the end of December 2003 were as follows:

(in EUR millions)	Programs prior to 2001	2001 Redundancy program	2002 Redundancy program	Total
Balance as of December 31, 2000	**20**	**-**	**-**	**20**
2001 Charge	-	155	-	155
2001 Consumption	(6)	(64)	-	(70)
Balance as of December 31, 2001	**14**	**91**	**-**	**105**
2002 Charge	-	-	225	225
2002 Consumption	(3)	(73)	(177)	(253)
Balance as of December 31, 2002	**11**	**18**	**48**	**77**
2003 Consumption	(2)	(10)	(39)	(51)
Balance as of December 31, 2003	**9**	**8**	**9**	**26**

Programs prior to fiscal year 2001

The residual balance of EUR 9 million as of December 31, 2003 relates primarily to firm commitments granted to former employees and social security organizations pursuant to Bull S.A. redundancy programs (progressive early retirement measures), payable over the period to 2005.

2001 Redundancy program

At the start of 2001, a restructuring plan aimed at reducing employee numbers by 1,800 and returning the Groupe to operating profitability was launched in France and abroad. The cost of this plan was provided in the amount of EUR 155 million.

Considering expenses incurred in fiscal years 2001, 2002 and 2003, the reserve balance in respect of the 2001 redundancy program is EUR 8 million at the end of December 2003, primarily corresponding to firm commitments given in respect of National Employment Fund departure measures in the Bull S.A. redundancy program.

Resource adjustment plan

On March 14, 2002, the Bull Board of Directors approved the preliminary measures presented by Group Executive Management enabling the rapid implementation of the Groupe recovery plan. In addition, the main outlines of an industrial and strategic plan were presented to the Board, designed to clarify Bull's positioning, reinforce coherence among its activities and emphasize its unique information technology qualities.

The total cost of this adjustment plan is estimated at EUR 225 million and will be financed primarily by proceeds from asset disposals performed in 2002.

18 - OTHER ACCRUED LIABILITIES AND PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The distinction between "Other accrued liabilities" and "Provisions and other non-current liabilities" reflects the timing of the liability or risk involved.

Other accrued liabilities

(in EUR millions)

	2003	2002	2001
Taxes other than income	8	35	26
Payroll	27	34	48
Other personnel costs	67	78	79
Interest expense	1	1	8
Purchase invoice accruals and other items	202	231	275
Total	**305**	**379**	**436**
Incl. short-term provisions of	130	146	99

Provisions and other non-current liabilities

(in EUR millions)

	2003	2002	2001
Defined benefit pension plans	89	81	77
Other pension plans	20	30	34
Other personnel costs	25	22	36
Other items	17	15	18
Total	**151**	**148**	**165**

"Other personnel costs" consist primarily of amounts due to social security organizations.

Breakdown of the annual movement in provisions for contingencies and losses:

(in EUR millions)

	End of fiscal year 2002	Charge	Release: amounts consumed	Release: amounts not consumed	Other movements (*)	End of fiscal year 2003
Long-term provisions for contingencies and losses						
Defined benefit pension plans	81	10	(3)	(1)	2	89
Other pension plans	30	-	(10)	-	-	20
Other personnel costs	22	3	(5)	(1)	6	25
Other items	15	2	-	(1)	1	17
Sub-total	**148**	**15**	**(18)**	**(3)**	**9**	**151**
Short-term provisions for contingencies and losses						
Personnel costs and similar commitments	23	7	(7)	-	(6)	17
Client claims	2	7	(1)	-	-	8
Product warranties	4	1	(1)	(1)	-	3
Other contingencies and losses concerning products and services sold	23	8	(6)	(3)	(5)	17
Other items	94	29	(33)	(7)	2	85
Sub-total	**146**	**52**	**(48)**	**(11)**	**(9)**	**130**
TOTAL	**294**	**67**	**(66)**	**(14)**	**-**	**281**

(*) including EUR 6 million transferred from short-term to long-term provisions.
including EUR 6 million transferred from provisions for contingencies and losses to accrued expenses.
including exchange rate movements of EUR 4 million.

The € 67 million represent accruals for payroll related contributions (€ 37 million), for vacation and holiday allowances (€ 12 million), for travel and living expenses (€ 2 million), as well as accruals for separation allowances and risks related to employees (€ 16,5 million) such as reorganisation costs of an affiliate in Italy, costs of an in process control of payroll related contributions and risks linked to labour relation conflicts. In the € 17 million of Other items, services contracts incurring losses or at risks represent € 9.8 million.

19 - COMMERCIAL PAPER

Bull did not issue any commercial paper in 2003.

Bull's commercial paper program ran until May 28, 2001. The last repayment was completed on August 28, 2001. The paper bore interest at rates ranging from 4.76% to 5.30% in 2001, with maturities ranging from one to three months. The balance was recorded within short-term borrowings.

In February 2002, Bull issued commercial paper in the amount of EUR 5 million, maturing after one month and bearing interest at a rate of 3.48%.

20 - FINANCIAL INSTRUMENT RELATED RISK MANAGEMENT

CURRENCY RISK

Groupe Bull is exposed to currency risks on transactions denominated in foreign currency and as a result of financial relations between entities, particularly with the parent company.

These treasury transactions are coordinated by the Groupe Treasury Department and governed by specific authorization and internal control procedures.

Excluding a few exceptional cases, subsidiary transactions are performed in the local currency. Foreign exchange risk is, therefore, primarily borne by the parent company, Bull.

The Groupe uses hedging instruments to reduce its exposure to currency risks: outright spot and forward purchases and sales of foreign currency, and trading swaps.

Hedging transactions are entered into with respect to the Groupe's net overall position (all entities taken together). Currency risk exposure arises as a result of the Groupe's trading and financial foreign exchange position.

Currency risk exposure in respect of the trading foreign exchange position:

- This risk arises as a result of the difference (in each currency) between commercial purchases and sales and is recognized at the invoicing stage.
- It should be noted that, as an exception to the rule, the trading foreign exchange position of Bull S.A., responsible for raw material and component supplies, is recognized on a budgetary basis (forecast net USD purchase flows).

Currency risk exposure in respect of the financial foreign exchange position:

- Entities holding loans/borrowings and/or financial instruments denominated in a currency other than their operating currency have a financial foreign exchange position. This mainly concerns the Bull parent company and to a much lesser extent, certain Groupe Bull companies.
- All internal structural loans/borrowings, with no fixed maturity, between Bull and the entities with foreign operating currencies, are excluded from this position.

Hedging instruments are used with the sole aim of reducing overall Groupe Bull exposure to foreign exchange risk in order to maintain it within predefined limits. The impact of these instruments is limited to the reduction of such risks. Liquidity and counterparty risk can be considered extremely limited, given the type of hedging instruments used and the choice of leading counterparties.

Groupe exposure to currency risks after hedging of the foreign exchange position (trading and financial position) is as follows (the amounts in parentheses correspond to net liabilities in foreign currencies):

CURRENCY RISKS AS OF DECEMBER 31, 2003

(in EUR millions)

	USD	GBP currencies	Other
Balance sheet items:			
Exposure	(15)	(5)	(1)
Forward foreign exchange contracts	18	-	-
NET	**3**	**(5)**	**(1)**

CURRENCY RISKS AS OF DECEMBER 31, 2002

(in EUR millions)

	USD	GBP currencies	Other
Balance sheet items:			
Exposure	(56)	49	2
Forward foreign exchange contracts	48	(22)	-
NET	**(8)**	**27**	**2**

CURRENCY RISKS AS OF DECEMBER 31, 2001

(in EUR millions)

	USD	GBP currencies	Other
Balance sheet items:			
Exposure	(49)	20	(31)
Forward foreign exchange contracts	44	(8)	35
NET	**(8)**	**27**	**2**

INTEREST RATE RISK

The majority of outstanding borrowings at the end of 2003 are fixed-rate and do not expose the Group to any specific risks. The Groupe did not hold any interest rate hedging instruments as of December 31, 2003.

(in EUR millions)

Balance sheet:	2003	2002	2001
Fixed rate:			
Financial assets	-	-	-
Financial liabilities	(206)	(201)	(333)
Total	**(206)**	**(201)**	**(333)**
Floating rate:			
Financial assets	99	64	179
Financial liabilities	(56)	(5)	(76)
Total	**43**	**59**	**103**
Total	**(163)**	**(142)**	**(230)**

21 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single customer represents over 10% of total trade receivables.

22 - OTHER INCOME AND EXPENSES (NET)

(in EUR millions)

	2003	2002	2001
Exchange gains / (losses)	-	(5)	(3)
Net gains on the disposal of assets	7	60	293
Provisions for investments	5	(13)	(33)
Adjustments to pension plans	7	(104)	(46)
Costs of separating Services activities	-	-	(17)
Other	6	(44)	(55)
Total	**25**	**(106)**	**139**

2003

Other Income and expenses (net) break down as follows:

- Net gains on the disposal of assets (EUR 7 million), including:
  - EUR 2.8 million in respect of the liquidation of Evidian US;
  - EUR 1.8 million as a result of the release of provisions relating to the sale in June 2002 to Steria of UK service activities;
  - EUR 0.9 million in respect of the capital gain on the sale of GPES in March 2003;
  - EUR 1 million as a result of the release of provisions relating to the sale of various activities in previous years.
- Write-backs of net investment impairment provisions of EUR 5 million taking into account:
  - the upturn in the stock market value of Steria shares (EUR 7 million) and
  - an additional charge of EUR 2 million for the Bull shares purchased within the framework of the Groupe Savings Scheme set up in June 2000.
  - Pension plan value adjustments resulting in a net gain of EUR 7 million, involving:
  - the release of the provision of EUR 13 million in respect of pension plans in the United States, as the amounts collected by Bull HN in June 2003 proved higher than expected;
  - a EUR 4 million expense in Germany, following the changes in the pension plan discounting rate;
  - a EUR 2 million expense for Bull S.A. in France in respect of hedging adjustments.
- Other gains (EUR 6 million) including:
  - release of the provisions of EUR 4.7 million relating to monetary risks in Argentina and the release of EUR 4.6 million from the provisions recognized last year following the discontinuation of various activities (adjustments to asset values, premises occupation plans, liquidation of activities, etc.);
  - a EUR 3.5 million provision charge in respect of the costs incurred during the Groupe recapitalization process.

2002

Other Income and expenses (net) primarily include:

- Net gains on the disposal of assets (EUR 60 million), including:
  - EUR 30 million in respect of the sale in February to Canal Plus of the real estate complex at Louveciennes;
  - EUR 21 million (before tax) in respect of the sale in June to Steria of UK service activities;
  - EUR 10 million in respect of the sale in February of Lottomatica securities in Italy;
  - EUR 1 million in respect of the sale in February and December of Steria shares.
- Investment impairment provisions of EUR 13 million taking into account:
  - the fall in the stock market value of Steria shares (EUR 7 million), Bull shares (EUR 3 million) purchased within the framework of the Groupe Savings Scheme set up in June 2000 and Penguin shares in the United States (EUR 1 million);
  - accumulated losses relating to the Group's minority interest in the Italian company Ciaol@b (EUR 2 million).
- Pension plan valuation adjustments resulting in a EUR 100 million charge in respect of pension plans in the United States; this charge is the financial consequence of the decision taken on June 13, 2002 by Bull HN Information Systems Inc. (Bull HN), to terminate its pension obligations to beneficiaries no longer active within the company (retired employees and persons having left the company); Bull HN took out two insurance policies resulting in the transfer of its entire pension obligations to insurance companies.

In addition, Bull HN informed active employees within the company of its intention to terminate their pension plan, either by subscribing an insurance contract or making a global payment in settlement of all rights; this was performed during the second half of 2002.

Prior to the above decisions, Groupe Bull consolidated assets included Advance payments to pension funds of USD 135 million (EUR 137 million), included in the heading "Other non-current assets" (see Note 8), in respect of the Bull HN pension plan. This plan was a defined benefits plan under which vested entitlement was frozen with effect from December 31, 1994. Advance payments to pension funds represented the excess of fund asset values over the discounted presented value of forecast pension entitlement.

On completion of the above transactions and after approval by US Federal authorities, Bull HN will receive, during the first half of 2003, partial repayment of Advance payments to pension funds estimated at an amount, net of tax, of USD 42.5 million (EUR 43 million).

At the end of December 2002, the difference between Advance payments to pension funds and the final estimated net cash amount (USD 92.4 million or EUR 100 million, taking into account movements in the euro/dollar exchange rate) was taken to the statement of operations in Other income and expenses.

- an expense of EUR 16 million in Germany, due to the fall in asset values making up the pension plan;
- a release of EUR 12 million in the United Kingdom from the pension plan provision recorded as of December 31, 2001; this release corresponds to the pension funds transferred to Steria, resulting, in return, in a reduction in the number of shares received in consideration for the transfer to Steria of service activities in the United Kingdom.
- Other expenses in the amount of EUR 44 million including EUR 41 million following the discontinuation of various activities (adjustments to asset values, premises occupation plans, liquidation of activities, etc.) and EUR 3 million in respect of monetary risks in Argentina.

2001

Other income and expenses (net) primarily include:

- Net gains on the disposal of assets (EUR 293 million) including:
  - capital gains on the sale of CP8 (EUR 287 million), PSI in India (EUR 10 million) and Cara in Ireland (EUR 8 million);
  - capital loss of EUR 10 million on the sale of European service activities to Steria;
  - capital gain of EUR 6 million on the sale of a building in Germany;
  - capital loss of EUR 6 million relating to the write-off of software following a realignment of the internal information system.
- Investment impairment provisions of EUR 33 million including:
  - an additional charge to impairment provisions against Bull shares purchased pursuant to the Groupe Savings Scheme launched in June 2000;
  - impairment provisions in respect of NEC Computers International BV (EUR 5 million), Ciaol@b (EUR 2 million) and Nipson (EUR 2 million) in addition to a loan granted to Nipson (EUR 9 million).
- Other expenses in the amount of EUR 55 million including:
  - EUR 7 million following tax reassessments in progress;
  - EUR 23 million following the discontinuation of various activities (adjustments to asset values, purchase commitments, premises occupation plans, liquidation of activities, etc.);
- EUR 16 million relating to financial disputes.

23 - CORPORATE INCOME TAX

Groupe Bull is liable to various corporate income taxes based on legislation existing in the countries in which it operates.

Bull does not file its income tax report under a worldwide consolidated scheme ("régime du bénéfice mondial"), and only French companies are fiscally integrated, except Evidian and Serrib. In 2004, Bull SA is no longer part of this fiscal integrated perimeter.

The corporate income tax charge consists of the following:

(in EUR millions)

	2003	2002	2001
Corporate income tax charge (credit)	3	14	11
Deferred tax charge (credit)	-	29	42
Corporate income tax charge (credit)	3	43	53

Deferred tax assets and liabilities as of December 31 are summarized as follows:

(in EUR millions)

	2003	2002	2001
Tax impact of:			
Losses carried forward	965	840	759
Temporary differences	45	40	67
Gross deferred tax assets	1,010	880	826
Valuation allowance	(1,010)	(880)	(797)
Net deferred tax assets	-	-	29
Deferred tax liabilities	-	1	1

A valuation allowance has been recorded to reduce the gross value of deferred tax assets to their expected realizable value over the coming two years considered, in the interests of prudence, to be zero as of December 31, 2003.

In 2001, deferred tax assets dropped by EUR 45 million following the sale of Bull CP8, which included a deferred tax asset in this amount. As of December 31, 2001, deferred tax assets were thereby reduced to EUR 29 million.

At the end of June 2002, it was decided to reverse the remaining deferred tax assets of EUR 29 million, given the expected losses for fiscal 2002.

The effective tax rate varies from statutory rates primarily due to utilization of tax loss carryforwards and recognition of deferred tax assets. A reconciliation has not therefore been presented of these two tax rates.

At December 31, 2003, Groupe Bull had total estimated loss carryforwards available for offset against future taxable income of EUR 2,722 million. This balance includes losses of EUR 1,808 million which can be carried forward indefinitely and the following amounts which expire, if not utilized, in the year indicated: EUR 21 million in 2004, EUR 89 million in 2005, EUR 804 million in 2006 and beyond. The amount shown for 2006 and beyond includes EUR 198 million available for offset against future long-term capital gains.

24 - NET INCOME/(LOSS) OF EQUITY AFFILIATES AND DISCONTINUED OPERATIONS

- In fiscal year 2003, the share of net income/(loss) of equity affiliates was immaterial.
- In fiscal year 2002, the Groupe share of equity affiliate losses of EUR 3 million, offset by first quarter 2002 operating profits reported by service activities in the United Kingdom (EUR 4 million); these activities were sold to Steria at the end of March 2002 and removed from the scope of consolidation as from January 1, 2002.
- In fiscal year 2001, operating losses reported by Bull CP8 in the first quarter of 2001 (EUR 10 million); this sub-group was in the process of being sold and was removed from the scope of consolidation as from January 1, 2001.

25 - POST-RETIREMENT BENEFITS

Groupe Bull offers various post-retirement benefits to its employees, including defined benefit pension plans in the US and Western Europe, and a US plan for post-retirement health care benefits.

Defined Benefit Pension Plans

The characteristics of these plans (benefits provided, funding and asset investment policy) vary according to the laws and regulations applicable in each country.

Most of Bull HN Information Systems Inc. ("Bull HN") US-based employees were covered by defined benefit retirement plans. Initially, the Bull HN pension plan was modified in order to freeze, with effect from December 31, 1994, the benefits due under this plan in respect of vested rights held at this date by beneficiaries. Bull HN subsequently decided in June 2002 to terminate its pension commitments to beneficiaries no longer active within the company (retired employees and persons having left the company), by taking out two insurance contracts resulting in the transfer of all pension commitments to insurance companies. A similar transaction was also performed in November 2002 to terminate the pension plan of active employees within the company, either by subscribing an insurance contract or making a global payment in settlement of all rights (see Note 22 – Other income and expenses (net)).

In accordance with the rider to the heads of agreement of November 26, 2001 between Bull and Steria, pension plans in the UK were transferred from Bull Information Systems Ltd («BISL») to Steria. Hence, the active employees at BISL ceased to accrue rights as from September 30, 2002 in the defined benefit plans transferred to Steria. As of the date hereof, BISL has set up a new defined contribution pension plan.

The other Groupe companies located in Western Europe sponsor defined benefit plans or make payments upon retirement which are comparable to those made under defined benefit plans.

Other Post-retirement Benefits

Bull HN Information Systems Inc. and some of its subsidiaries provide health care benefits to employees who have taken early retirement, up to the date on which they reach normal retirement age.

Effective January 1, 1995, Bull HN amended its post-retirement medical plan to exclude all employees who did not meet the early retirement eligibility criteria as of December 31, 1994. As a result of this amendment, the amortization period for the transition obligation was reduced from 20 years to 5 years, which has become the average future benefit period of the remaining plan participants.

The assumptions used in the measurement of the benefit obligations reflect the situation in each country and are summarized in the following table:

(percentage)	Pension Benefits			Other Post-retirement Benefits		
	2003	2002	2001	2003	2002	2001
Discount rate	5.00-5.50	5.50-8.00	5.75-7.25	6.25	7.25	7.25
Expected return on plan assets	5.50-6.25	5.00-7.00	5.00-8.00	N/A	N/A	N/A
Rate of compensation increase	1.00-3.00	1.00-4.00	1.00-3.90	N/A	N/A	N/A

Net periodic benefit costs include the following components:

(in EUR millions)	Pension Benefits			Other Post-retirement Benefits		
	2003	2002	2001	2003	2002	2001
Service cost	3	5	19	-	-	-
Interest cost	13	37	77	-	-	1
Expected return on plan assets	(8)	(32)	(92)	-	-	-
Amortization of transition obligation	-	(5)	-	-	-	-
Amortization of prior service cost/ (credit)	(1)	(1)	1	-	-	-
Amortization of net losses/(gains)	4	-	-	(2)	(1)	(2)
Loss on reduction in value	-	(6)	47	-	-	-
Loss on plan termination	(13)	97	-	-	-	-
Net periodic benefit cost/(credit)	**(2)**	**95**	**52**	**(2)**	**(1)**	**(1)**

Summarized information on the Groupe's post-retirement plans

(in EUR millions)	*Pension Benefits*			*Other Post-retirement Benefits*		
	2003	2002	2001	2003	2002	2001
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	239	1,270	1,195	3	7	10
Service cost	3	5	19	-	-	-
Interest cost	13	37	77	-	-	1
Participants' contributions	1	1	5	-	-	-
Actuarial loss (gain)	(7)	7	37	(1)	(2)	(1)
Acquisitions (divestitures)	10	(389)	(38)	-	-	-
Amendments to the UK plan	-	6	-	-	-	-
Increase in obligations following termination of US pension plans	-	78	-	-	-	-
Impact of the termination of certain plans	(2)	(678)	-	-	-	-
Foreign currency translation	(1)	(59)	41	-	-	-
Benefit payments	(14)	(39)	(66)	(1)	(2)	(3)
Benefit obligation at end of year	**242**	**239**	**1,270**	**1**	**3**	**7**
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	184	1,306	1,364	-	-	-
Actual return on plan assets	11	37	(35)	-	-	-
Employer contributions	8	7	18	1	2	3
Participants' contributions	1	1	5	-	-	-
Acquisitions (divestitures)	6	(331)	(33)	-	-	-
Transfer to US 401K plan	-	(17)	-	-	-	-
(Losses)/Gains	13	(13)	-	-	-	-
Termination of US plan	-	(693)	-	-	-	-
Repayment from USA	(50)	-	-	-	-	-
Foreign currency translation	(3)	(74)	53	-	-	-
Benefit payments	(14)	(39)	(66)	1	(2)	(3)
Fair value of plan assets at end of year	**156**	**184**	**1,306**	-	-	-
FUNDED STATUS						
Funded status at end of year	(86)	(55)	36	-	(3)	(7)
Unrecognized net actuarial losses (gains)	(4)	11	19	(4)	(4)	(4)
Unrecognized transition liability (asset)	-	-	(4)	-	-	-
Unrecognized prior service cost	(3)	(4)	6	-	-	-
Net amount recognized in balance sheet	**(93)**	**(48)**	**57**	**(4)**	**(7)**	**(11)**
Prepaid benefit cost	-	40	153	-	-	-
Accrued benefit cost	(93)	(88)	(96)	(4)	(7)	(11)
Net asset (liability) recognized	**(93)**	**(48)**	**57**	**(4)**	**(7)**	**(11)**

Defined Contribution Pension Plans

The pension cost under defined contribution plans set up by Groupe Bull companies was EUR 20 million in 2003 (compared to EUR 30 million in 2002 and EUR 34 million in 2001).

In addition, subsidiaries in certain countries provide for contract termination allowances, in accordance with local legislation. These allowances are shown in the consolidated balance sheet under the heading "Provisions and other non-current liabilities" in the amount of EUR 20 million in 2003 (compared to EUR 14 million in 2002 and EUR 21 million in 2001).

26 - REMUNERATION OF CORPORATE OFFICERS, EMPLOYEE INFORMATION

Salaries, emoluments and performance bonuses paid to the 11 members of the Executive Committee in 2003, during the period of their office, totaled EUR 4.4 million (EUR 4.9 million in 2002).

Directors' fees of EUR 30,000 were paid to members of the Board of Directors in respect of fiscal year 2003, compared to directors' fees of EUR 45,000 in 2002 and EUR 30,000 in 2000.

In addition, current Bull management benefits from stock option plans implemented by the Groupe. There were 55,000 options allocated in 1998 and 2000 that remain available for exercise as of December 31, 2002. No options have been exercised since allotment by current or former Bull management (see Note 27: Stock compensation plans).

Total Groupe Bull employee costs, including social security contributions, amounted to EUR 0.5 billion in 2003, compared to EUR 0.6 billion in 2002 and EUR 1.0 billion in 2001.

Groupe employees as of December 31, 2003 numbered 7,793 and break down as follows:

Employees by business sector:

	2003	2002	2001
Products and other	2,982	3,316	5,230
Maintenance	1,820	1,932	2,461
Services	2,991	3,103	5,040
Total employees	**7,793**	**8,351**	**12,731**

Employees by geographical area:

	2003	2002	2001
France	4,696	4,877	6,924
Europe (excl. France)	2,022	2,215	4,293
North America	473	532	708
Latin America	311	412	497
Asia and Africa	291	315	309
Total employees	**7,793**	**8,351**	**12,731**

27 - STOCK COMPENSATION PLANS

Stock subscription plans (June 1998, February 2000 and July 2001)

Using the authorization granted by the Stockholders' Meeting of April 8, 1998, the Board of Directors decided on February 10, 2000 the allotment of the residual balance of stock subscription options, that is 3,296,650 options, at a strike price of EUR 7.99 per share. This total comprises 1,297,000 lapsed options allocated in previous plans, in addition to an alternative offer of 988,750 shares in consideration for the forfeiture of the same number of options allocated by the Board of Directors on June 11, 1998; 920,425 options from the 1998 plan were therefore forfeited and 68,325 options from the same plan were maintained by their beneficiaries.

As with previous plans, this new plan is divided into three portions depending on the countries in which the companies of the beneficiary employees are located: one portion for UK employees and company officers; one portion for US employees and company officers and one portion for employees and company officers in France and other countries not benefiting from the first two portions. Each portion is subject to vesting conditions specific to the countries concerned.

The Board of Directors' meetings of July 20, 2000 and October 26, 2000, using the authorization granted by the Stockholders' Meeting of April 13, 2000, allotted 391,136 options in July and 359,000 options in October with a strike price of EUR 8.67 or EUR 9.13 (July) and EUR 6.65 (October).

The Board of Directors' meeting of July 19, 2001, again using the authorization granted by the Stockholders' Meeting of April 13, 2000, decided to allot 27,500 stock subscription options with a strike price of EUR 1.98.

The key characteristics of these plans as of December 31, 2003 were as follows:

	1998 Plan	2000 Plan	2000 Plan	2000 Plan	2001 Plan
Date of Stockholders' Meeting	04/08/1998	04/08/1998	04/13/2000	04/13/2000	04/13/2000
Date of Board of Directors' Meeting	06/111998	02/10/2000	07/20/2000	10/26/2000	07/19/2001
Number of options initially allotted	1,214,050	3,296,650	381,136	344,000	27,500
- including to members of the Executive Committee	223,500	531,000	10,996	140,000	0
Number of beneficiaries	548	1,121	966	74	5
- including members of the Executive Committee	16	12	3	7	0
Portion	A - B - C				
Exercise start date	06/11//2003	02/10/2002	07/20/2004	10/26/2002	07/20/2004
Expiry date	06/11//2008	02/10/2010	07/20/2010	10/26/2010	07/20/2011
Strike price (in EUR)	13.96 & 14.70	7.99	8.67 & 9.13	6.65	1.98
Options exercised in 2003	0	0	0	0	0
- including by members of the Executive Committee	0	0	0	0	0
- number of members of the Executive Committee who exercised options in 2003	0	0	0	0	0
Number of options available for exercise as of December 31, 2003	6,750	670,175	7,770	30,000	0
- including by members of the Executive Committee	0	35,000	0	20,000	0

A total of 714,695 options remained available for exercise as of December 31, 2003, including 55,000 options held by members of the Executive Committee.

<u>Group Savings Scheme (June 2000)</u>

On February 10, 2000, the Board of Directors also decided to increase the common stock of the Company by issuing 4,713,237 shares reserved for employees of the principal Groupe companies (see Note 12: Common stock and Additional paid-in capital).

The number of subscribers totaled 8,396, or 51% of total employees in the 16 countries concerned. Employees who invest their savings within the regulated framework of a Groupe Savings Scheme investment fund benefit after 5 years (or on the occurrence of a possible early withdrawal event) from a capital guarantee:

- if the Bull stock price falls below EUR 6.39, the employee is compensated for his loss;
- conversely, if the Bull stock price exceeds EUR 7.99, the employee receives 7 times the capital gain (in excess of EUR 7.99) on his personal investment.

The guarantee and leverage effect were organized with the assistance of the bank with which the transactions were launched by Bull in February and July 2000.

In order to create the Groupe Savings Scheme, Bull purchased 4,668,828 of the shares issued during the common stock increase, at a price of EUR 7.99 in July 2000. These shares were loaned to the bank responsible for managing the scheme until July 20, 2005 (see Note 7: Investments). As of December 31, 2003, a total of 1,320,661 shares had been repaid to Bull (7,708 in 2000, 239,963 in 2001, 684,083 in 2002 and 388,907 in 2003).

The Groupe did not buy back any of its own share since 2002 and the own shares held by the Company only come from the shares loaned to a bank in the framework of the Groupe Savings Scheme and partially handed back, as previously indicated.

28 - TRANSACTIONS WITH RELATED COMPANIES

Bull has entered into a certain number of partnerships in the asset and services purchasing and distribution sectors (with NEC Computers International, NEC and Wang) and a number of technical cooperation agreements (IBM, Motorola, DNP).

The main transactions between Groupe Bull and related companies are detailed below:

(in EUR millions)

	2003	2002	2001
Transactions with NEC:			
Purchases	4	1	3
Accounts payable at December 31,	-	-	1
Transactions with NEC Computers International:			
Purchases	36	15	97
Sales	1	3	5
Accounts payable at December 31,	9	11	16
Accounts receivable at December 31,	1	3	4
Transactions with France Télécom:			
Purchases	17	5	7
Sales	34	48	64
Accounts payable at December 31,	3	3	-
Accounts receivable at December 31,	11	15	30

29 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies received and given can be summarized as follows:

(in EUR millions)

	2003	2002	2001
Receivables sold not matured	57	68	152
Lease arrangements	118	134	184
Deposits, endorsements and guarantees given	54	47	65
Other commitments given:			
- guarantees given to banks	19	16	13
- tax guarantees	14	22	24
- guarantees given on the repurchase of equipment	6	12	21
- other guarantees and commitments given	14	21	31
Total	**282**	**320**	**490**

Leasing arrangements

Minimum rental payment obligations under non-cancelable long-term operating leases, principally for real estate, taken out by Groupe Bull as of December 31, 2003, were as follows:

(in EUR millions)

2004	18
2005	14
2006	10
2007	6
2008	6
2009 and beyond	64
Total	**118**

Certain leases provide that the leaseholder bears insurance, tax and maintenance costs and most have renewal options and rent review clauses based upon increases in specified indexes. Rental expenses amounted to EUR 20 million in 2003, EUR 21 million in 2002 and EUR 33 million in 2001.

Other commitments and contingencies

In addition to lease commitments and commitments given in connection with long and medium-term borrowings, the Groupe Bull companies have undertaken contractual commitments in the ordinary course of business for a total amount of EUR 107 million in 2003 (as compared to EUR 118 million in 2002 and EUR 154 million in 2001).

Service activities, and in particular managed services, are negotiated with commitments as to duration potentially providing for indemnities.

There is no commitment from the Company to buy back minority interests in its subsidiaries.

Exceptional events and disputes

The Groupe is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or Groupe Bull subsidiaries.

Since the end of 2000, a dispute arose at a systems integration center in the United Kingdom. The parties concerned reached an agreement at the end of 2001 and a settlement payment of EUR 12 million was made to the client during 2002.

Various claims and legal proceedings are currently in progress. Following asset disposals performed during the last three years, the Groupe is notably the subject of direct and indirect claims submitted by third parties for a total amount of approximately EUR 50 million. All foreseeable losses at this time have been provided.

Claims relating to the sale of the Bull service activity (in Europe and excluding France) to Steria in 2001 and UK pension plans acquired by Steria

Claims relating to the sale of the Bull service activity (in Europe and excluding France) to Steria in 2001

During the second half of 2002, a certain number of claims were submitted reciprocally by Bull and Steria in respect of the application of the clauses of the heads of agreement and riders, and the exercise of vendor warranties granted by Bull to Steria. The gains and/or losses which could reasonably be expected to result from negotiations, currently still in progress, were taken into account at the December 31, 2002 year-end and as of June 30, 2003.

Bull Information Systems Limited (BISL) pension plans

In accordance with the rider to the heads of agreement dated November 26, 2001, the BISL pension fund Retirement Plan and Management Plan (the "Plans") were transferred to Steria, after the removal from these Plans, on September 30, 2002, of BISL employees, excluding Integris activities and employees not transferred. Commitments transferred with the Plans and the corresponding assets were valued by independent experts during the first quarter of 2002.

At the time the stock subscription warrant was exercised in consideration for the transfer of UK service activities, a fraction of the under-provisioning of these funds was deducted from the number of shares to which the UK stock subscription warrant confers entitlement, subject to a minimum of EUR 9.7 million and a maximum of EUR 23 million. In addition, during the first half of 2002, Bull paid a preliminary and flat-rate contribution to the pension fund of EUR 2.9 million and undertook to pay Steria half of any additional fund calls (spread over time or in one installment) made by the pension fund managers above the EUR 23 million ceiling set contractually in April 2002.

There has been no risk of an additional call since March 31, 2004.

Other commitments relating to the sale of the Bull service activity to Steria in 2001

At the time of the sale of the Bull service activity, Bull also recovered a interest-bearing debt on Steria lota of EUR 11 million, repayable as of December 28, 2003, and bonus stock subscription warrants conferring entitlement to 736,084 Groupe Steria shares, exercisable under specific terms and conditions depending on the Steria share price over the coming five years.

30 - SEGMENT AND GEOGRAPHICAL INFORMATION

Groupe Bull is an international IT group based in Europe with operations in nearly 100 countries. The companies of the Groupe market a wide range of computer hardware, administration software and IT services for scientific, industrial, commercial and business applications in the public and private sectors. The Groupe managed its operations on the basis of the following businesses:

Products: this activity segment covers different levels of information systems architecture. It encompasses enterprise servers, the IT production center, departmental servers, support services for major distributed applications and personal computers, individual productivity tools and network and Internet connections.

Services: this activity segment brings together consulting, design and information systems integration expertise as well as outsourcing services and a range of software for the secure administration of e-infrastructures.

Maintenance: this activity segment provides on-site and remote maintenance and assistance services to customers via international centers. It has a global logistics system for spare parts management.

The accounting policies of the segments are the same as those described in the "Summary of significant accounting policies." Gross margin only is broken down by activity sector from January 1, 2002. Operating costs are now monitored by the commercial structures at the geographical entity level.

(in EUR millions)	Total revenue			Gross margin		
	2003	**2002**	**2001 (*)**	**2003**	**2002**	**2001 (*)**
Products	582	706	955	214	225	(**)
Maintenance	338	367	380	86	76	(**)
Services	345	441	581	23	23	(**)
Consolidated total	**1,265**	**1,514**	**1,916**	**340**	**324**	**504**

(*) 2001 revenue and gross margin have been adjusted in line with the 2002 Groupe structure, to take account of the partial sale of IT service activities in Europe (including in the UK), of smart card activities in China and of the subsidiaries PSI in India and Bull KK in Japan.
(**) The breakdown of fiscal year 2001 gross margin, adjusted in line with the 2002 Groupe structure, is not available; the 2001 Groupe reporting package was organized by division and not by activity segment.

NB: The allocation of R&D expenses to the sole products activity segment and the allocation, according to revenue, of selling and general and administrative costs to all activity segments allows to compute an operating income by activity segments as follows:

	Operating income	
Millions of euros	2003	2002
Products	43	(21)
Maintenance	22	(14)
Services	(25)	(85)

Long-lived and operating assets are not broken down by activity segment.

Geographical analysis of revenue:

(in EUR millions)

	2003	2002	2001(*)
France	621	735	924
Europe (excl. France)	462	528	655
North America	73	101	135
Latin America	33	53	105
Asia and Africa	76	97	97
Consolidated revenue	**1,265**	**1,514**	**1,916**

Geographical analysis of long-lived assets (excluding financial instruments):

(in EUR millions)

	2003	2002	2001
Western Europe	67	82	142
North America	2	44	167
Other areas	8	10	11
Total long-lived assets at December 31	**77**	**136**	**320**

Bull

General information concerning the company

Corporate name and head office

Bull

68, route de Versailles

78430 Louveciennes

Legal form

Bull is a French *société anonyme* governed by the French Commercial Code.

Country of incorporation

Bull is incorporated under the laws of France.

Date of incorporation and term

The Company was incorporated on March 9, 1931 for a term of 50 years. This period was extended to March 8, 2031 by the Special Stockholders' Meeting of October 31, 1980.

Corporate purpose

(Article 2 of the bylaws)

"The corporate purpose of the Company in France and abroad is to:

- acquire any and all shares and interests in any and all commercial, industrial, property, finance or other companies or undertakings, primarily those operating in the information, office automation and electronics sectors;
- design, manufacture and market data processing equipment, including all related hardware, parts, products, components and equipment;
- generally, carry out any and all financial, trading, industrial, securities and property transactions related directly or indirectly to the above activities".

Incorporation particulars

RCS No.:	Versailles B 542 046 065
Siren No.:	542 046 065
Siret No.:	542 046 065 00042
APE Code:	652 E

Location of company records

Documents concerning the Company may be consulted at the Head Office,

68, Route de Versailles, 78430 Louveciennes.

Accounting period

The accounting period runs from January 1 to December 31 of each year.

Provisions of the bylaws concerning appropriation of net income

Following approval of the financial statements by the Annual Stockholders' Meeting, the following are appropriated out of net income available for distribution, in the order indicated:

- the amount necessary to ensure that the shares carry as a first dividend 6% of their paid-up value. If net income for a given year does not permit the distribution of a first dividend, stockholders may not claim payment thereof out of subsequent years' income. The Annual Stockholders' Meeting may vote to appropriate all or part of this first dividend to reserves or retained earnings;
- the amounts which the Annual Stockholders' Meeting votes to appropriate to retained earnings or to any general or special reserve;
- the balance is to be shared among the stockholders, subject to the implementation of legal provisions governing the right of employees to share in the profits of their Company.

Stockholders' meetings

Stockholders' meetings are called and conducted in accordance with legal provisions.

All stockholders may attend these meetings, irrespective of the size of their stockholding.

Each share carries one vote, with the exception of treasury stock which do not carry votes under French law.

Meetings of the Board of Directors

The Board of Directors met four times in Paris during 2003.

Trademarks, patents and licenses

Groupe Bull owns or controls under license or otherwise all intellectual and industrial property rights necessary to the performance of its current activities. Certain of these licenses were contracted for a fixed period, but the Groupe believes that there should be no major problems for their renewal under the existing terms and conditions

Agreements with directors

As of December 31, 2003, there are:

- no loans or guarantees granted to Bull management;
- agreements entered into with members of administrative or management bodies which do not constitute ordinary transactions entered into under normal terms and conditions.

There is, however, a strategic consulting agreement dated November 1, 2002, renewable by tacit agreement, between Mr. Antonio Barrera de Irimo, Bull director since June 26, 2003, and Bull.

General information concerning the company

BOARD OF DIRECTORS

(members as of December 31, 2003)

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Pierre Bonelli

SENIOR EXECUTIVE VICE PRESIDENT

Gervais Pellissier

Directors representing the French State (appointed by ministerial order):

Thierry Francq
Jeanne Seyvet

Directors appointed by Annual Stockholders' Meeting:

Antonio Barrera de Irimo
Jean-Jacques Damlamian
Michel Davencens
David Jones
Kazuhiko Kobayashi
Tadao Kondo
Théodore Schaffner

Directors representing the personnel of Groupe Bull companies:

Catherine Blond
Gerard Lacoste

Director representing Groupe Bull personnel who are Bull stockholders:

Guy Richel

INDEPENDENT AUDITORS

Amyot Exco Grant Thornton

Appointed by the Annual Stockholders' Meeting of March 28, 1995 and

term of office renewed by the Annual Stockholders' Meeting of May 3, 2001.

The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2006.

Member firm of Grant Thornton International.

Deloitte Touche Tohmatsu

Appointed by the Annual Stockholders' Meeting of April 15, 1999.

The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2004.

Member firm of Deloitte Touche Tohmatsu.

ALTERNATE INDEPENDENT AUDITORS

IGEC

Appointed by the Annual Stockholders' Meeting of May 3, 2001. The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2006.

BEAS

Appointed by the Annual Stockholders' Meeting of April 15, 1999. The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2004.

AUDITORS FEES

en milliers d'euros	*Deloitte*				*Grant Thornton*			
	Montant	*%*	*Montant*	*%*	*Montant*	*%*	*Montant*	*%*
	2003		2002		2003		2002	
<u>Audit</u>								
▪ Commissariat aux comptes, certification, examen des comptes individuels et consolidés (1)	2 050	85%	2 310	75%	385	16%	233	8%
▪ Missions accessoires	229	9%	235	8%				
Sous-total	2 279	94%	2 545	83%	385	16%	233	8%
<u>Autres prestations</u>								
▪ Juridique, fiscal, social (2)	138	6%	536	17%				
▪ Technologie de l'information	0	0	0	0				
▪ Audit interne	0	0	0	0				
▪ Autres	0	0	0	0				
Sous-total	138	0	536	17%	0	0	0	0%
TOTAL	2 417	100%	3 081	100%	385	16%	233	8%

(1) the Amyot Exco Grant Thornton percentage represents 50% of the total fees invoiced by both joint auditors to the Bull parent company
(2) for the Deloitte Touche Tohmatsu network, this heading covers virtually all the tax-related services for subsidiaries based abroad

Members of the Board of Directors

As of December 31, 2003

Terms of office of Bull directors

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Pierre Bonelli

Beginning of term of office: 2001; expiry of term of office: 2005

DIRECTORS

Directors appointed by ministerial decree (French State representatives)

Thierry Francq

Deputy Director for Investments.
Treasury Division - Ministry of the Economy, Finance and Industry.
Director of Thomson, La Poste, France 3, Imprimerie Nationale, DCN Développement,
l'établissement Public de Financement et de Réalisation EPFR.
Beginning of term of office: 2002; expiry of term of office: 2004

Jeanne Seyvet

Managing Director for Industry, Information Technology and Postal Affairs.
Secretariat of State for Industry.
Director of Renault.
State representative of France Télécom – FTICI.
Beginning of term of office: 1998; expiry of term of office: 2004

Directors appointed by the Annual Stockholders' Meeting

Antonio Barrera De Irimo

Chairman of the Bull International S.A. Board of Directors
Chairman of Bull (Spain) S.A.
Beginning of term of office: 2003; expiry of term of office: 2005

Jean-Jacques Damlamian

Executive Director of the Development Division of France Télécom.
Beginning of term of office: 1996; renewed on May 3, 2001; expiry of term of office: 2003

Michel Davancens

Senior Vice President for Executive Career Management, Management Division.
Director of Diagram.
Beginning of term of office: 2002; expiry of term of office: 2003

Gervais Pellissier

Groupe Executive Vice President, Corporate Administration & Finance.
Beginning of term of office: 2001; expiry of term of office: 2003

David Jones

Group Chief Executive of National Grid Group.
Director of Energis Communications.
Beginning of term of office: 1999; renewed on May 3, 2001; expiry of term of office: 2003

Kazuhiko Kobayashi

Senior Vice President, NEC Solutions.
Beginning of term of office: 2000; renewed on May 3, 2001; expiry of term of office: 2003

Tadao Kondo *(co-opted April 30, 2003 replacing Sadakazu Matsuba)*

General Manager, Bull NEC Strategy Partnership Office.
Beginning of term of office: 2003; expiry of term of office: 2003

Theodore Schaffner

Senior Vice President and Director Corporate Business Development,. Motorola Inc.
Beginning of term of office: 2000; renewed on May 3, 2001; expiry of term of office: 2004

Directors representing the personnel of Groupe Bull companies

Catherine Blond

Management assistant, Bull.
Beginning of term of office: 1998; renewed on December 17, 2001 ; expiry of term of office: December 17, 2004

Gerard Lacoste *(deputy to Jean-Jacques Gillon who resigned)*

Bull executive.
Beginning of term of office: December 17, 2001; expiry of term of office: December 17, 2004

Director representing the Groupe Bull personnel, who are Bull stockholders

Guy Richel

Bull executive.
Beginning of term of office: 2001; expiry of term of office: 2003

TERMS OF OFFICE OF GROUPE BULL SUBSIDIARY DIRECTORS

Pierre Bonelli

Chairman & Chief Executive Officer of Groupe Bull.
Chief Executive Officer of Bull International S.A.
Director of Evidian S.A.
Director of Bull A/E (Greece)
Director of Bull HN information Systems Inc (USA)
Chairman of Bull Information Systems Limited (UK)
Chairman of Bull Holdings Limited (UK)

Gervais Pellissier

Groupe Executive Vice President, Corporate Administration & Finance.
CEO of Bull S.A.
Director of Bull.
Director of Bull International S.A.
Permanent representative of Bull S.A.,
Permanent representative of COFIP, Director of Bull Internet Incubator
Director of Evidian.
Director of IPC Corporation France.
Chairman of Bull Data Systems Inc.
Director of Bull (Spain) S.A.
Director of Bull HN Information Systems Inc.
Director of Integris Inc
Director of Bull International N.V.
Director of Bull Italia S.p.A.
Director of Bull Holdings Ltd.
Director of Bull Information Systems Ltd

STRATEGIC COMMITTEE

The Strategic Committee brings together representatives of the three major industrial stockholders (France-Télécom, Motorola, NEC), the French State and Groupe Bull's Chairman and Chief Executive Officer.

The role of this committee is to analyze and consider the strategic orientations and major investment or acquisition projects put forward by management and issue recommendations to the Board of Directors.

In 2003, the committee was informed of the strategic implementation defined in 2002, and was consulted regarding the proposals received for the recapitalization of the Groupe.

The Strategic Committee is chaired by Pierre Bonelli.

As of December 31, 2003, the members of the committee were:

Bull	Pierre Bonelli Gervais Pellissier Antonio Barrera de Irimo
French State	Thierry Franck Jeanne Seyvet
Independent	David Jones
France Télécom	Jean-Jacques Damlamian Michel Davancens
Motorola	Theodore Schaffner
NEC	Kazuhiko Kobayashi Tadao Kondo
Secretary	Géraldine Capdeboscq

AUDIT COMMITTEE

The remit of the Audit Committee is to ensure the high quality of the Groupe financial statements in particular and all information communicated to stockholders in general.
The committee met in February and April 2003 to review the 2002 financial statements and events subsequent to December 31, 2002 impacting significantly on the Groupe financial position and in March 2004 to review the 2003 financial statements.
The committee reported its findings to the Board of Directors.
As of December 31, 2003, the members of the committee were:

Bull	Pierre Guimard Gervais Pellissier
French State	Thierry Francq
France Télécom	(Vacant)
Motorola	(Vacant)
NEC	Sadakazu Matsuba
Secretary	Rémy De Ricou

PERSONNEL AND ORGANIZATION COMMITTEE

The Personnel and Organization Committee was formed during 1997.

This committee deals with issues relating to the appointment of managers and directors, stock option plans, remuneration and organization.

The committee is chaired by Theodore Schaffner.

As of December 31, 2003, the members of the committee were:

Bull	Pierre Bonelli Patrick Semtob
France Télécom	Michel Davancens
Motorola	Theodore Schaffner
NEC	Tadao Kondo

General information concerning the common stock

Notification limits

Under the terms of the bylaws, the Company must be notified on the acquisition of all stockholdings of 0.5% or more of common stock or voting rights, or any multiple of this percentage up to 5%.

In the event of failure to comply with the reporting obligation detailed in the preceding paragraph, the stockholder will be stripped of all voting rights relating to those shares in excess of this limit, on the request of one or more stockholders holding at least 5% of common stock.

The bylaws authorize the Company to request all information to which it is legally entitled in respect of bearer stockholders from EUROCLEAR. This right was exercised in July 2003.

Common stock

As of December 31, 2003, the common stock of the Company totaled EUR 340,397,798 and comprised 170,198,899 shares of EUR 2 par value each. All shares carry voting rights with the exception of the 1,321,548 treasury shares held by the Company (see note 27 to consolidated financial statements – Stock Compensation Plans).

The common stock and ownership structure had not changed as of the date of publication of the annual report. The stock ownership structure as of December 31, 2003 was as follows:

December 31, 2003		
Stockholders	**Number of shares**	**% interest**
French State	27,743,824	16.3%
France Télécom	28,753,594	16.9%
Motorola (*)	28,753,594	16.9%
NEC	28,753,594	16.9%
Employees	8,004,980	4.7%
Other (**)	48,189,313	28.3%
Total	**170,198,899**	**100.0%**

(*) Motorola's holding was transferred to its subsidiary Technology Investments International Inc.

(**) The line "Other" includes the 1,321,548 treasury shares held by Bull and the former DNP registered shares that were converted to bearer shares at the end of 2003.

Movements in stockholders' equity over the last three years were as follows (in EUR millions):

(in EUR millions)

	Common stock	Addit. paid-in capital	Legal reserves	Tax-driven reserves	Retained earnings	Net income/(loss) for the period	Total
Bal. as of Jan. 1, 2001	340	36	25	3	(71)	(238)	95
Appropriation of net loss					(238)	238	
Common stock increase							
Net loss for the period						(253)	(253)
Bal. as of Dec. 31, 2001	340	36	25	3	(309)	(253)	(158)
Appropriation of net loss					(253)	253	
Common stock increase							
Net loss for the period						(598)	(598)
Bal. as of Dec. 31, 2002	340	36	25	3	(562)	(598)	(756)
Appropriation of net loss					(598)	598	
Common stock increase							
Net income for the period						4	4
Bal. as of Dec. 31, 2003	340	36	25	3	(1,160)	4	(752)

Ownership structure

To the knowledge of the Company, no stockholders, other than those identified above, hold, directly or indirectly, 5% or more of the common stock of or voting rights in the Company.

As of December 31, 2003, the eleven members of the Executive Committee held 98,312 Bull shares. The majority of these shares are also included in the "Employees" line.

Current and former employees held approximately 10,000,336 shares as of December 31, 2003.

Common stock authorized but not issued

The Combined Stockholders' Meeting of June 26, 2003 authorized the Board of Directors to increase the common stock of the Company subject to a maximum par value amount of EUR 300 million, on one or more occasions, through the issue of all types of marketable securities granting immediate or future access to the common stock of the Company, with or without stockholder preferential subscription rights. Furthermore, the Combined Stockholders' Meeting also authorized the Board of Directors to increase the common stock by capitalizing reserves, net income and additional paid-in capital.

Securities not forming part of common stock

There are 426 beneficiary shares still outstanding. The Special Stockholders' Meeting of April 1975 approved a share exchange in the amount of 9 beneficiary shares for one share of common stock. Following the share consolidations of 1987 (one new share for five old shares) and 1993 (one new share for ten old shares), the parity now stands at 450 beneficiary shares for one share of common stock. As such, the 426 beneficiary shares outstanding represent less than one share of common stock.

Issued securities giving access to common stock

A convertible bond issue was performed in May 2000 for an amount of EUR 181 million. In the event of conversion on the January 1, 2005 maturity date (at a rate of one share for one bond), these bonds will result in the issuance of a maximum of 11,495,400 shares.

The maturity of bonds convertible and/or exchangeable for shares, set forth in the initial terms and conditions of issue on January 1, 2005, was extended to January 1, 2033 by the bondholders' general meeting of December 11, 2003 subject to certain conditions precedent (see Note 16 to the consolidated financial statements).

Regulation of the stock market price

The Stockholders' Meeting of June 26, 2003 authorized the Board of Directors of Bull to trade in the Company's shares on the stock market, or delegate such powers, in accordance with the conditions detailed in Article L225-209 et seq. of the new French Commercial Code and subject to the following terms:

- the maximum number of shares which may be purchased on the stock market is 17,019,889;
- the total maximum purchase consideration is EUR 250 million;
- the minimum selling price per share is EUR 1;
- the maximum purchase price per share is EUR 15.

Pursuant to these authorizations, Bull purchased 4,668,828 shares in July 2000, which it then loaned to the bank responsible for managing the Groupe Savings Scheme. Of these shares, 7,708 were repaid in 2000, 239,963 in 2001, 684,083 in 2002 and 388,907 in 2003 (see note 23 to Company financial statements – Stock Compensation Plans).

The Groupe did not buy back any of its own share since 2002 and the own shares held by the Company only come from the shares loaned to a bank in the framework of the Groupe Savings Scheme and partially handed back.

As of December 31, 2003, the Company held 1,321,548 shares, with a total market value of EUR 264,309.60. The number of its own shares held by the Company is 1 379 367 shares at April 30th 2004.

Stockholders' agreement

The Company is not aware of any stockholders' agreement between its major stockholders.

As of December 31, 2003, there were no concerted actions or pledges of securities.

Historical information concerning the common stock

Date	Transaction	Amount of the common stock increase or decrease	Additional paid-in capital	Total common stock	Number of shares and their par value
January 1, 1981				FRF 1,206,051,420	40,201,714 shares of FRF 30 par value
December 1983	Stock issue for cash	FRF 482,420,520	-	FRF 1,688,471,940	56,282,398 shares of FRF 30 par value
December 1984	Stock issue for cash	FRF 1,206,051,300	-	FRF 2,894,523,240	96,484,108 shares of FRF 30 par value
December 1985	Stock issue for cash	FRF 964,841,070	-	FRF 3,859,364,310	128,645,477 shares of FRF 30 par value
June 1986	Common stock decrease via the reduction in the par value of shares from FRF 30 to FRF 21.50	(FRF 1,093,486,554. 50)	-	FRF 2,765,877,755.50	128,645,477 shares of FRF 21.50 par value
June 1986	Stock issue for cash	FRF 691,469,433.50	FRF 434,178,481.50	FRF 3,457,347,189	160,806,846 shares of FRF 21.50 par value
September 1986	Capitalization of additional paid-in capital, increasing the par value of shares from FRF 21.50 to FRF 24	FRF 402,017,115	-	FRF 3,859,364,304	160,806,846 shares of FRF 24 par value
December 3, 1987	Stock issue following the exercise of stock subscription warrants (period to November 19, 1987)	FRF 53,760	FRF 49,280	FRF 3,859,418,064	160,809,086 shares of FRF 24 par value
December 3, 1987	Common stock decrease to enable the regrouping of shares	(FRF 864)	-	FRF 3,859,417,200	32,161,810 shares of FRF 120 par value
December 15, 1987	Stock issue for cash	FRF 964,854,240	FRF 56,283,164	FRF 4,824,271,440	40,202,262 shares of FRF 120 par value
January 17, 1989	Stock issue following the exercise of subscription warrants (between November 19, 1987 and December 31, 1988)	FRF 30,240	FRF 30,390	FRF 4,824,301,680	40,202,514 shares of FRF 120 par value
June 20, 1989	Stock issue for cash	FRF 964,860,240	-	FRF 5,789,161,920	48,243,016 shares of FRF 120 par value
November 30, 1989	Stock issue following the exercise of subscription warrants (warrants lapsed November 30, 1989)	FRF 720	FRF 840	FRF 5,789,162,640	48,243,022 shares of FRF 120 par value
June 12, 1991	Common stock decrease via the reduction in the par value of shares from FRF 120 to FRF 20	(FRF 4,824,302,200)	-	FRF 964,860,440	48,243,022 shares of FRF 20 par value
June 12, 1991	Stock issue for cash	FRF 1,608,100,700	FRF 1,929,720,840	FRF 2,572,961,140	128,648,057 shares of FRF 20 par value
November 5, 1991	Stock issue for cash reserved for NEC	FRF 126,893,160	FRF 177,650,424	FRF 2,699,854,300	134,992,715 shares of FRF 20 par value
June 5, 1992	Stock issue for cash	FRF 1,038,405,500	FRF 1,038,405,500	FRF 3,738,259,800	186,912,990 shares of FRF 20 par value
June 30, 1992	Stock issue for cash reserved for IBM	FRF 225,000,000	FRF 315,000,000	FRF 3,963,259,800	198,162,990 shares of FRF 20 par value

Date	Transaction	Amount of the common stock increase or decrease	Additional paid-in capital	Total common stock	Number of shares and their par value
December 15, 1993	Stock consolidation – 1 new share for 10 old shares	-	-	FRF 3,963,259,800	19,816,299 shares of FRF 200 par value
December 15, 1993	Common stock decrease via the reduction in the par value of shares from FRF 200 to FRF 20	(FRF 3,566,933,820)	-	FRF 396,325,980	19,816,299 shares of FRF 20 par value
December 20, 1993 /January 17, 1994	Stock issue for cash	FRF 670,839,240	FRF 7,882,361,070	FRF 1,067,165,220	53,358,261 shares of FRF 20 par value
December 29, 1994	Common stock decrease via the reduction in the par value of shares from FRF 20 to FRF 10	(FRF 533,582,610)	-	FRF 533,582,610	53,358,261 shares of FRF 10 par value
December 30, 1994	Stock issue for cash reserved for the French State	FRF 99,475,190	FRF 2,437,142,155	FRF 633,057,800	63,305,780 shares of FRF 10 par value
September 11, 1995	Stock issue for cash reserved for the French State	FRF 489,626,460	FRF 50,921,152	FRF 1,122,684,260	112,268,426 shares of FRF 10 par value
	Stock issue reserved for France Télécom via partial capitalization of stockholder's advance	FRF 120,537,570	FRF 12,535,907	FRF 1,243,221,830	124,322,183 shares of FRF 10 par value
September 25, 1995	Stock issue reserved for Groupe employees	FRF 54,402,940	FRF 5,657,906	FRF 1,297,624,770	129,762,477 shares of FRF 10 par value
September 13, 1996	* Stock issue for cash reserved for Motorola, NEC, France Télécom	FRF 59,928,870	FRF 6,232,602	FRF 1,357,553,640	135,755,364 shares of FRF 10 par value
	* Stock issue subscribed to by minority stockholders	FRF 3,175,760	FRF 330,279	FRF 1,360,729,400	136,072,940 shares of FRF 10 par value
February 25, 1997	Stock issue reserved for the French State	FRF 99,521,140	FRF 119,425,368	FRF 1,460,250,540	146,025,054 shares of FRF 10 par value
	* Stock issue reserved for France Télécom, NEC and Motorola	FRF 103,583,220	FRF 10,772,655	FRF 1,563,833,760	156,383,376 shares of FRF 10 par value
March 26, 1997	Stock issue reserved for the French State	FRF 11,057,900	FRF 13,269,480	FRF 1,574,891,660	157,489,166 shares of FRF 10 par value
September 25, 1997	* Stock issue reserved for Groupe employees	FRF 77,452,860	FRF 36,176,364	FRF 1,652,344,520	165,234,452 shares of FRF 10 par value
January 1, 1999	Translation of common stock into euro			EUR 251,898,298.21	165,234,452 shares of EUR 1.52 par value
May 20, 1999	Recording of common stock in euro with a par value per share of EUR 2 each: stock increase by capitalization of additional paid-in capital.	EUR 78,570,605.79	(EUR 78,570,605.79)	EUR 330,468,904	165,234,452 shares of EUR 2 par value
	Stock issue reserved for Groupe employees	EUR 494,420	EUR 1,231,641.01	EUR 330,963,324	165,481,662 shares of EUR 2 par value
June 28, 2000	Stock issue reserved for Groupe employees	EUR 9,434,474	EUR 18,894,179.95	EUR 340,397,798	170,198,899 shares of EUR 2 par value

(*) resulting from the exercise of stock subscription warrants

Stock market trends

STOCK PRICE AND TRANSACTION TRENDS ON THE PARIS STOCK EXCHANGE DURING 2002 AND 2003 (First market)

	Capital traded (in EUR'000)		Number of shares traded		Stock price (in EUR)		
	Cumulative for the period	Daily average	Cumulative for the period	Daily average	High	Low	Av. (*)
2002 January	4,528.38	205.84	3,945,098	179,323	1.27	1.02	1.15
February	3,949.23	197.46	4,221,607	211,080	1.07	0.83	0.94
March	7,552.04	397.48	6,744,115	354,953	1.36	0.92	1.12
April	2,772.59	132.03	3,040,600	144,790	1.06	0.76	0.91
May	3,002.15	136.46	4,473,684	203,349	0.80	0.58	0.67
June	1,471.06	73.55	2,737,598	136,880	0.70	0.40	0.54
July	1,871.02	81.35	5,530,915	240,475	0.47	0.40	0.34
August	3,696.04	184.80	7,097,284	354,864	0.67	0.43	0.52
September	1,824.84	86.90	3,638,140	173,245	0.66	0.34	0.50
October	2,229.79	96.95	5,034,082	218,873	0.52	0.35	0.44
November	5,012.42	238.42	9,779,732	465,702	0.62	0.43	0.51
December	8,499.07	424.95	13,257,122	662,856	0.81	0.49	0.64
Total 2002	**46,408.66**	**182.71**	**69,499,977**	**273,622**	***1.36***	***0.34***	***0.67***
2003 January	6,203.97	282.00	9,423,945	428,361	0.77	0.57	0.66
February	5,800.58	290.03	8,545,063	427,253	0.79	0.58	0.68
March	2,776.33	132.21	4,941,533	235,311	0.62	0.51	0.56
April	1,973.15	98.66	3,228,915	161,446	0.65	0.54	0.61
May	8,936.23	425.53	11,406,670	543,175	1.38	0.60	0.78
June	69,073.11	3,289.20	67,793,493	3,228,262	1.38	0.66	1.02
July	12,040.99	523.52	14,819,280	644,317	0.88	0.73	0.81
August	1,509.25	71.87	2,076,245	98,869	0.77	0.68	0.73
September	2,087.64	94.89	2,904,513	132,023	0.77	0.68	0.72
October	11,842.90	514.91	15,113,034	657,088	0.98	0.58	0.78
November	7,240.27	381.07	10,154,224	534,433	0.84	0.61	0.71
December	11,276.89	536.99	15,682,957	746,807	0.81	0.61	0.72
Total 2003	**140,761.31**	**554.18**	**166,089,872**	**653,897**	**1.38**	**0.51**	***0.85***
2004 January	2,668.68	127.08	3,387,360	161,303	0.82	0.74	0.79
February	6,866.34	343.32	8,908,782	445,493	0.80	0.72	0.77
March	9,383.09	407.96	11,157,693	485,117	0.93	0.76	0.84
April	10,245.24	512.26	10,174,480	508,724	1,21	0,91	1,01

(*) Average: Cumulative capital traded/Cumulative number of shares traded

Source: Paris Bourse S.A.

Stock price and transaction trends on the Frankfurt and Zurich stock exchanges

Trading on the Frankfurt and Zurich stock exchanges was minimal during the period, with only 1,586,271 shares traded during the year

Auditor's report on the financial statements

For the year ended December 31, 2003

In accordance with our appointment as auditors by your Annual Stockholders' Meetings, we hereby report to you, for the year ended December 31, 2003, on:

- The audit of the accompanying financial statements of Bull (the "Company");
- The specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

1. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company, as at December 31, 2003, and of the results of its operations for the year then ended in accordance with French accounting regulations.

Without qualifying the above opinion, we would draw your attention to the uncertainty surrounding the implementation of the Group's recapitalization plan presented in Note 2 to the financial statements. The success of this plan aimed at recapitalizing Bull stockholders' equity, adopted by the Board of Directors' meeting of November 20, 2003 and finally approved by the Board of Directors' meeting of March 31, 2004, is subject to the implementation of the following transactions:

- The EUR 44.3 million common stock increase, for which certain current stockholders and new partners, investors or customers, have pledged their participation as part of the "Stockholders and Partners" solution. This common stock increase, subject to your approval, shall be preceded by a common stock decrease through a reduction in the par value of shares for a total amount of EUR 338.7 million;
- The completion of the exchange offer involving bonds convertible and/or exchangeable for shares ("OCEANEs"), performed in conjunction with the aforementioned common stock increase, and the amendment of the bond issue contract;
- The granting by the French government of restructuring aid in the amount of EUR 517 million, with a financial recovery clause. This aid, made known to the European Commission by the French government on February 20, 2004, is subject to its examination to ensure that it complies with the terms and conditions of the EC guidelines governing government aid. Prior to the payment of the restructuring aid, the stockholder advance paid by the French government in the initial amount of EUR 450 million (excluding capitalized interest), converted into a fixed-term subordinated loan agreement on March 31, 2004, should be repaid through a bridging loan.

The success of this recapitalization plan and the continued turnaround of the Groupe Bull operating results in 2004 are essential to the continuation of the Company as a going concern, without which certain asset and liability values may prove inappropriate.

2. *JUSTIFICATION OF OUR ASSESSMENTS*

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, introduced by the Financial Security Act of August 1, 2003 and which came into effect for the first time this year, we bring to your attention the following matter:

As specified in the first part of this report, Note 2 to the financial statements describes the future events that will determine the successful implementation of the Groupe Bull recapitalization plan.

Based on our procedures and the information made available to us, and with respect to our assessment of the accounting policies applied by your Company, we believe that the information disclosed in the notes on the position of the Company with regard to the uncertainty surrounding the implementation of the recapitalization plan is relevant, which is essential in order to guarantee the Company's ability to continue as a going concern.

The assessments on these matters were performed in the context of our audit approach for the financial statements taken as a whole, and therefore contributed to the unqualified opinion we expressed in the first part of this report.

3. SPECIFIC PROCEDURES AND DISCLOSURES

We have also performed the other procedures required by law in accordance with professional standards applicable in France.

Except for the impact of the aforementioned matters, we have no additional comments to make regarding the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the stockholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the percentage interests and votes held by stockholders.

Pursuant to the law, we draw your attention to the fact that your Company has not fulfilled its obligations in terms of the reconstitution of stockholders' equity to a level at least equal to one half of share capital. The reconstitution of stockholders' equity which, in accordance with the resolution approved by the Combined General Meeting held on May 3, 2001, should have taken place on December 31, 2003, will be effective upon realization of the Company's recapitalization plan, as described in Note 2 to the financial statements.

Paris and Neuilly-sur-Seine, April 1, 2004

The Statutory Auditors

Amyot Exco Grant Thornton — Isabelle FAUVEL, Daniel KURKDJIAN

Deloitte Touche Tohmatsu — Frédéric MOULIN, Jean-Paul PICARD

<u>Disclaimer</u>: This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Bull financial statements

Balance sheets at December 31,

(in EUR thousands)

ASSETS	Notes	2003	2002	2001
Intangible assets				
Preliminary expenses		-	-	-
Amortization		-	-	-
Sub Total		-	-	-
Property				
Buildings		49	49	49
Depreciation		(49)	(49)	(49)
Sub Total		-	-	-
Investments				
Investment securities	(5)	3,136,629	3,179,964	3,129,410
Provisions		(3,069,566)	(3,124,181)	(3,068,619)
Other investments		10,661	7,554	2,096
Provisions		(10,396)	(7,022)	(1,790)
Loans	(6)	1,492,579	1,497,416	1,318,775
Sub Total		**1,559,907**	**1,553,731**	**1,379,872**
Total		**1,559,907**	**1,553,731**	**1,379,872**
Current assets				
Other receivables	(7)	58,031	94,849	123,407
Marketable securities		14,600	38,579	45,600
Cash and cash equivalents		257	728	101,524
Prepayments	(8)	8	1,879	3,196
Total		**72,896**	**136,035**	**273,727**
Unrealized foreign exchange losses		**30,538**	**33,560**	**3,134**
TOTAL ASSETS		**1,663,341**	**1,723,326**	**1,656,733**

Balance sheets at December 31,

(in EUR thousands)

LIABILITIES & STOCKHOLDERS' EQUITY	Notes	2003	2002	2001
Stockholders' equity	(9)			
Common stock		340,398	340,398	340,398
Additional paid-in capital		36,233	36,233	36,233
Legal reserve		25,190	25,190	25,190
Tax-driven reserve		2,790	2,790	2,790
Accumulated deficit		(1,160,710)	(562,669)	(309,542)
Net income/(loss) for the period		3,541	(598,041)	(253,127)
Total		**(752,558)**	**(756,099)**	**(158,058)**
Provisions for contingencies and losses	(10)	**1,071,746**	**1,141,742**	**675,527**
Liabilities				
Stockholder's advance	(11)	491,035	466,388	100,000
Bonds, notes and debentures	(12)	204,568	198,080	285,220
Bank borrowings	(13)	-	-	39,086
Other borrowings	(14)	547,575	549,766	575,772
Tax and employee-related liabilities		-	-	-
Other liabilities	(15)	67,623	93,745	132,665
Total		**1,310,801**	**1,307,979**	**1,132,743**
Unrealized foreign exchange gains		**33,352**	**29,704**	**6,521**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**1,663,341**	**1,723,326**	**1,656,733**
(1) Maturing within one year		*204,568*	*198,080*	*291,461*
Maturing within less than one year		*1,106,233*	*1,109,899*	*841,282*

Bull financial statements

Statements of operations for the years ended December 31,

(in EUR thousands)

EXPENSES	Notes	2003	2002	2001
Operating expenses	(18)			
Other purchases and external charges		6,137	1,034	14,181
Taxes and duties other than corporate income tax		-	57	3
Charge to depreciation, amortization and provisions				
- non-current assets: charges to deprec. & amort.		-	-	-
- contingencies and losses: charge to provisions		-	-	-
Total		**6,137**	**1,091**	**14,184**
Financial expenses	(19)			
Charges to amortization and provisions		43,571	99,756	283,400
Interest and similar charges		54,451	54,509	50,539
Net foreign exchange losses		52,933	56,675	30,087
Total		**150,955**	**210,940**	**364,026**
Exceptional expenses	(20)			
On non-capital transactions		3,500	-	2,438
On capital transactions		51,523	54,759	123,036
Charges to depreciation, amortization and provisions		17,185	435,790	192,033
Total		**72,208**	**490,549**	**317,507**
Corporate income tax	(21)	**(1,546)**	**(1,330)**	**(5,911)**
Total expenses		**227,754**	**701,250**	**689,806**
Net income for the period		**3,541**	**-**	**-**
GRAND TOTAL		**231,295**	**701,250**	**689,806**

Statements of operations for the years ended December 31,

(in EUR thousands)

INCOME	Notes	2003	2002	2001
Operating income	(16)			
Income from related activities		420	571	1,971
Write-back of provisions (depreciation and amortization) and expense reclassifications		-	-	2
Total		**420**	**571**	**1,973**
Financial income	(17)			
Income from other investment securities and long-term loans		43,898	51,799	71,947
Other interest and similar income		1,199	4,188	2,330
Write-back of provisions and expense reclassifications		95,853	10,230	54,669
Net foreign exchange gains		-	-	-
Income from the sale of marketable securities (net)		-	-	-
Total		**140,950**	**66,217**	**128,946**
Exceptional income	(20)			
On non-capital transactions		341	-	1,618
On capital transactions		1,824	36,421	99,843
Write-back of depreciation, amortization and provisions		87,760	-	204,299
Total		**89,925**	**36,421**	**305,760**
Total income		**231,295**	**103,209**	**436,679**
Net income/(loss) for the period		**-**	**598,041**	**253,127**
GRAND TOTAL		**231,295**	**701,250**	**689,806**

1 – ORGANIZATIONAL STRUCTURE

The consolidated financial statements of Groupe Bull include the financial statements of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc. and their subsidiaries.

As of December 31, 2003, the common stock of Bull was held 16.3% by the French State, 16.9% by each of its major stockholders (France Télécom, Motorola and NEC) and 33% by private investors and Bull employees. It should be noted that DNP decided to convert its registered shares to bearer shares in November 2003 and sold them prior to the year-end.

2 – GOING CONCERN AND SUBSEQUENT EVENTS

In the second half of 2002, Groupe Bull reported an operating profit and confirmed its profit-making capacity in 2003 with a net income of EUR 4 million. In addition, the Groupe also generated a total cash flow of EUR 55 million in 2003, including cash flow from operations of EUR 67 million and cash flow used for non-recurring events of EUR 12 million, thus demonstrating its internal financing ability.

2003 closing

The assessment of the Groupe's ability to continue as a going concern as of December 31, 2003 depends on the following issues:

- The treatment of the advance granted by the French State constituting rescue aid and approved by the European Commission on November 13, 2002,

- The treatment of bonds convertible and/or exchangeable for shares, the redemption of which was scheduled for January 1, 2005 in the initial issue contract,

- The completion of the recapitalization process as chosen by the Board of Directors on November 20, 2003, the implementation of which was approved by the Board of Directors on March 31, 2004.

The principles behind the plan to ensure the Groupe's ability to continue as a going concern and the recapitalization of stockholders' equity (see Note 3: "Pro forma recapitalization of Bull, the Groupe parent company") were approved by the Bull Board of Directors on November 20, 2003, upon adoption of the "Stockholders and Partners" recapitalization plan. The effective implementation of this plan was approved by the Board of Directors' meeting of March 31, 2004.

Treatment of the French State advance

The French State advance, including accrued interest, amounted to EUR 491 million as of December 31, 2003. This loan, which initially was to be fully repaid on June 17, 2003, will be processed in several phases:

- Notification in February 2004 by the French State to the European Commission of plans to grant Bull restructuring aid in the amount of EUR 517 million, to be paid on December 31, 2004 at the earliest, including a financial recovery clause that provides for the collection of 23.5% of the Company's consolidated current income before taxes over a period of 8 years as from 2005, applied to annual profits in excess of EUR 10 million;

- Conversion as of March 31, 2004 of the French State advance into a fixed-term subordinated loan, bearing interest at 5.23% until the end of 2004, and 0.3% until January 2033, the final repayment date, thus removing the short-term liquidity risk for Bull. The subordination is subject to a minimum conversion rate of 80% of the outstanding OCEANES bonds (bonds convertible and/or exchangeable for shares);

- Repayment of this loan by Bull, upon approval by the European Commission of the restructuring aid;

- Payment of the restructuring aid by the French State, as of December 31, 2004 at the earliest, following the repayment of the fixed-term subordinated loan.

The restructuring aid shall only be paid following the repayment of the fixed-term subordinated loan, and the approval by the European Commission.

Following preliminary discussions with the European Commission, the French State representative on the Bull Board of Directors announced that he was "confident that the proposed aid would comply with EC regulations and that the Commission, following an examination, would make a formal decision within a maximum period of six months."

Before the French State actually grants this aid, Bull can seek a short-term bridging loan.

The European Commission has made a preliminary assessment of the proposed aid, according to the EC guidelines on State aids and the restructuring of companies in financial difficulty. Within this context, it should examine in greater detail whether:

- the plan guarantees a return to profitability for Bull, considering the Company's financial position which seems to have improved recently;

- any unwarranted distortion of competition has been avoided;

- the aid is limited to the required minimum and does not give the company excess cash resources.

Treatment of bonds convertible and/or exchangeable for shares

The General Meeting of holders of bonds convertible and/or exchangeable for shares on December 11, 2003 approved, with a majority of over 95%, the resolutions proposed by the Board of Directors, amending the following terms and conditions of the issue contract:

- extension of the redemption date to January 1, 2033;

- setting of the annual interest rate at 0.1%, effective as from January 1, 2004;

- setting of the redemption value at 100% of the nominal amount (compared to an initial redemption value of between 116.5% and 117.5% of the nominal amount) or EUR 15.75.

These amendments shall only become effective upon:

- Approval by the General Stockholders' Meeting of the common stock transactions

- Acceptance of the terms and conditions governing the French State loan by the French State and the European Commission

In approving the initial restructuring phase of the loan, the bondholders accepted a significant reduction in its economic value, by around 90%.

In the second phase, they will be given the opportunity to accept a public exchange offer that will be performed in conjunction with the common stock increase provided in the Bull recapitalization plan based on the following terms and conditions:

- Principally, an exchange parity of 20 new shares for 1 bond convertible and/or exchangeable for shares,

- Alternatively, an exchange parity of 16 new shares and 16 new stock subscription warrants for 1 bond (compared to 8 warrants initially proposed), each warrant conferring entitlement to subscribe to a share at the subscription price defined for the common stock increase on the market, i.e. EUR 0.1 per share. This parity amendment was approved by the Bull Board of Directors' meeting of March 31, 2004.

Recapitalization by "Stockholders and Partners"

The reinforcement of the Bull financial position will be bolstered by the common stock increase of EUR 44.25 million, with retention of preferential subscription rights for current stockholders, who may subscribe to 13 new shares at a price of EUR 0.1 per share in consideration for 5 old shares. Certain current stockholders and new partners, investors or customers have undertaken to participate in this common stock increase.

These transactions will be submitted for approval at the next Combined Stockholders' Meeting of May 25, 2004. Subject to the authorizations required by the French Securities Regulator, these transactions will commence in June 2004, and if necessary, prior to the approval of the European Commission.

Based on these commitments and perspectives, the Board of Directors, showing confidence in the completion of the recapitalization plan, approved the consolidated financial statements of the Groupe and its subsidiaries drawn up on a going concern basis, in which the methods used to value assets and liabilities have not been changed.

2002 closing

During the Board of Directors' meeting of April 30, 2003, a representative of the French State made the following announcement:

"Bull returned to operating profits during the second half of fiscal 2002. This recovery should continue during 2003 despite a difficult economic climate. It is now necessary to implement, as soon as possible, a recapitalization plan which meets the interests of both Bull and its stockholders and which enables the repayment of the EUR 450 million stockholder's advance granted by the French State in 2002.

In order to enable Bull management to continue negotiations launched with potential investors likely to participate in this recapitalization plan, the French State does not intend to demand repayment of this advance by Bull prior to the finalization of these negotiations, which should be completed before the end of this year."

Based on this announcement, and taking into account the turnaround in the second half of 2002 (posting of a positive operating margin), as well as Executive Management's confidence in the measures taken to recapitalize common stock, the Board of Directors approved the consolidated financial statements of the Group and its subsidiaries drawn up on a going concern basis, in which the methods used to value assets and liabilities have not been changed.

2001 closing

The Board of Directors' meeting of March 14, 2002 approved the initial measures presented by Groupe Bull Executive Management, enabling the rapid implementation of the restructuring plan, based on the simplification of the organizational structure, drastic cuts in overheads, including downsizing measures, a shake-up of the management teams and a renewed convergence between the different Groupe businesses. In addition, the outline of an industrial and strategic plan aimed at clarifying Bull's positioning, reinforcing coherence among its activities and emphasizing its unique information technology qualities was also presented to the Board.

At the same time, it was decided to further reduce employee numbers (2,763 persons overall, including 1,843 employees in France and 920 outside of France). The cost of the 2002 restructuring plan is EUR 225 million.

The Board examined the financial resources necessary to cover both operating losses before restructuring costs for the period and repayments on short-term debt. Given its financial position, Bull was not able to raise further external financing. Under these circumstances, the French State agreed to grant a loan of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and EUR 350 million in June 2002. This loan took the form of a cash advance bearing interest at the market rate and repayable in the 12 months following the final installment, received on June 17, 2002.

3 – PRO FORMA RECAPITALIZATION OF BULL, THE GROUPE PARENT COMPANY

The stockholders' equity of Bull, the Groupe parent company, fell to less than half of common stock at the 2000 year-end. As of December 31, 2003 it stood at negative EUR 752.5 million. Stockholders' equity should therefore have been recapitalized to at least half of common stock at the end of 2003. This recapitalization is postponed until December 31, 2004 at the earliest according to the transactions described in the previous note.

The restructuring of the loans between Bull and its US subsidiaries, that began in March 2004, consists in simplifying the flow of debts between the various Bull subsidiaries and the Bull parent company. This will result in an estimated gain of EUR 31.5 million as of December 31, 2003, corresponding to foreign exchange gains between the euro and the dollar, which are deferred under French accounting rules.

The principal exchange offer of 1 bond convertible and/or exchangeable for 20 Bull shares is shown based on three assumptions according to the percentage of conversion (100%, 90% or 80%).

The recorded common stock increase corresponds to the subscriptions defined at the Board of Directors' meeting of March 2004, in particular with the subscriptions of partners and management.

The restructuring aid corresponds to the financial aid that the French State will grant to Bull, in accordance with the terms and conditions approved by the European Commission, following the repayment of the fixed-term subordinated loan, which as of March 31, 2004 replaced the French State's rescue aid totaling EUR 491 million as of December 31, 2003. The bridging loan, which may be arranged between the repayment of the fixed-term subordinated loan and the actual receipt of the restructuring aid, does not have any impact on the recapitalization.

Transactions for the current year, which shall be reflected in the Bull company financial statements, are shown below on a pro forma basis.

The alternative option for the holders of bonds convertible and/or exchangeable for shares to exchange 1 bond for 16 new shares and 16 new stock subscription warrants, in accordance with the pre-defined subscription assumptions (100%, 90% and 80%), and assuming that those holders who have converted their bonds would all opt to exercise their stock subscription warrants, would bring pro forma Bull stockholders' equity to the following level:

	Principal offer			Alternative offer		
	Bond conversion assumption 1 bond = 20 shares			Bond conversion assumption 1 bond = 16 shares + 16 stock subscription warrants		
	100%	90%	80%	100%	90%	80%
Stockholders' equity as of January 1, 2004	**(752.5)**	**(752.5)**	**(752.5)**	**(752.5)**	**(752.5)**	**(752.5)**
Restructuring of Bull's loans with its US subsidiaries	31.5	31.5	31.5	31.5	31.5	31.5
Bonds exchange offer	204.6	184.1	163.7	204.6	184.1	163.7
Common stock increase	44.2	44.2	44.2	44.2	44.2	44.2
Exercising of stock subscription warrants				18.4	16.6	14.7
Amendment to the bond contract						
no premium		2.4	4.7		2.4	4.7
extension and interest rate						
Estimated net income for 2004 (*)	6.5	6.5	6.5	6.5	6.5	6.5
Restructuring aid (*)	516.6	516.6	516.6	516.6	516.6	516.6
Stockholders' equity at the end of the recapitalization process (*)	**50.9**	**32.8**	**14.7**	**69.3**	**49.4**	**29.4**
Common stock at the end of the recapitalization process (*)	**8.4**	**8.2**	**8.0**	**9.8**	**9.4**	**9.1**

(*) At this stage, it is too early to take into account the possible impact of the financial recovery clause governing the French State's restructuring aid that could lead to a partial repayment of this aid (see Note 2), the possible recognition of deferred tax assets and the potential capital gain on real-estate disposals.

Summary table – Changes in number of shares and common stock

	Principal offer			Alternative offer		
	Bond conversion assumption 1 bond = 20 shares			Bond conversion assumption 1 bond = 16 shares + 16 stock subscription warrants		
	100%	90%	80%	100%	90%	80%
Number of existing shares (in millions)	170,2	170,2	170,2	170,2	170,2	170,2
Share par value (in EUR)	2,0	2,0	2,0	2,0	2,0	2,0
Existing common stock (in millions)	**340,4**	**340,4**	**340,4**	**340,4**	**340,4**	**340,4**
New share par value (in EUR)	0,01	0,01	0,01	0,01	0,01	0,01
Common stock decrease	(338,7)	(338,7)	(338,7)	(338,7)	(338,7)	(338,7)
Common stock after decrease	**1,7**	**1,7**	**1,7**	**1,7**	**1,7**	**1,7**
Number of new shares relating to the exchange offer (in millions)	229,9	206,9	183,9	183,9	165,5	147,1
Number of new shares relating to the common stock increase (in millions)	442,5	442,5	442,5	442,5	442,5	442,5
Number of new shares relating to stock subscription warrants exercised (in millions)				183,9	165,5	147,1
Number of shares at the end of the recapitalization process (in millions)	842,6	819,6	796,6	980,6	943,8	907,0
Common stock at the end of the recapitalization process (in millions)	8,4	8,2	8,0	9,8	9,4	9,1

The final common stock structure should result in the following approximate breakdown:

- NEC, a major technological partner (between 10% and 14%)
- France Telecom and Debeka, two significant clients (between 13% and 17%)
- Two renowned investment funds, AXA Private Equity, Artemis (between 9% and 12%)
- Bull management (between 6% and 8%)
- Floating - bondholders, former stockholders (between 49% and 62%)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL PRINCIPLES

The Company financial statements have been prepared in accordance with prevailing rules in France and the accounting rules and methods detailed in the General Chart of Accounts appended to CRC Regulation No. 99-03 of April 24, 1999, applied on a consistent basis.

PROPERTY AND DEPRECIATION

Property is stated at cost and depreciated on a straight-line basis.

INVESTMENT SECURITIES

Investment securities primarily concern Bull S.A., Cofip, Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc., and Bull Greece, which in turn have several subsidiaries.

These investment securities are recorded at acquisition cost. Value appraisals are based on the consolidated financial statements of these sub-groups, presented in euro in accordance with the monetary translation rules adopted for Groupe Bull consolidation purposes.

Other investment securities are also recorded at acquisition cost.

The value of these investments is adjusted where necessary by a provision for impairment, to ensure that the net book value of each security does not exceed the corresponding share in net assets, including where appropriate any goodwill.

SECURITIES HELD FOR SALE

Securities held for sale are recorded at acquisition cost. Value appraisals are based on the current value of these securities at the year-end, and an impairment provision is recorded where this year-end value is less than acquisition cost.

BOND REDEMPTION PREMIUMS

Bond redemption premiums are amortized on a straight-line basis over the bond term.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are translated as follows:

Foreign currency receivables and payables are translated into euro at year-end exchange rates.

After determination of a global foreign exchange position by currency, translation differences compared with amounts previously recorded in euro are taken to unrealized foreign exchange gains or losses in the balance sheet. Unrealized foreign exchange losses are provided.

Income and expense items are translated at average monthly exchange rates.

FORWARD CURRENCY PURCHASES AND SALES

Currency purchased, translated at the closing exchange rate, is recorded in "Other receivables" and the amount payable on settlement of the contract is recorded in "Other liabilities".

Currency sold, translated at the closing exchange rate, is recorded in "Other liabilities" and the amount receivable on settlement of the contract is recorded in "Other receivables".

Premiums/discounts are spread on a straight-line basis *over the term of the hedging contract.*

FINANCIAL INSTRUMENTS

Financial instruments are used in order to reduce the Groupe's exposure to currency and interest rate risks. Gains and losses on these instruments are matched in the accounts to the gains and losses on the assets and liabilities hedged.

Other portfolio financial instruments are marked to market at the year-end, and a provision is raised to cover unrealized capital losses.

5 - INVESTMENT SECURITIES

(in EUR millions)

		2003		2002	2001
	Gross value	Provisions	Net book value	Net book value	Net book value
Bull S.A.	1,565	(1,565)	-	-	-
Bull International N.V.	172	(172)	-	-	-
Bull International S.A.	109	(109)	-	-	-
Bull Data Systems Inc.	701	(701)	-	-	-
Bull Data Systems N.V.	524	(513)	11	8	10
Cofip	2	(2)	-	-	2
Bull Maroc	-	-	-	2	2
Bull A.E. Grèce	9	(7)	2	-	-
Steria	19	-	19	12	28
Brazil structural advance	35	-	35	34	19
Total	**3,136**	**(3,069)**	**67**	**56**	**61**

Main investment during the year

- As of July 31, 2003, various transactions were performed on the common stock of Bull Grèce, including the acquisition by Bull and Bull SA of investment securities in consideration for the capitalization of receivables in the common stock. Following this common stock increase, Bull held an 87.5% direct interest for EUR 9.1 million.

Main divestment during the year

- In March 2003, Bull transferred its investment in Intégris Italie to Bull Italie.

OTHER INVESTMENTS

(in EUR thousands)

		2003		2002	2001
	Gross value	Provisions	Net book value	Net book value	Net book value
Groupe Savings Scheme *	10,552	(10,288)	264	531	304
Treasury shares	99	(99)	0	1	1
Other shares	10	(9)	1	1	1
Total	**10,661**	**(10,396)**	**265**	**533**	**306**

* Groupe Savings Scheme: see Note 23

In 2001 and 2002, these headings were classified under Investment securities.

6 - LOANS

Loans primarily comprise loans and current account advances, bearing interest at normal market rates, granted by Bull to its subsidiaries.

This heading also includes Bull shares loaned on the creation of the Groupe Savings Scheme in June 2000 (see Note 23: Stock Compensation Plans). The shares acquired by Bull were loaned to the bank responsible for managing the scheme until July 20, 2005. The bank gradually repays these shares to Bull in line with the early withdrawal of employees from the scheme. The loan bears interest at 0.20% of the outstanding loan amount. At the end of December 2003, the gross value of the shares on loan was EUR 27 million, provided in the amount of EUR 26 million to take account of the drop in the Bull stock price.

Finally, this heading includes a EUR 11 million loan granted by Bull to Steria in accordance with the agreements concerning the sale of its service activities in Europe.

7 – OTHER RECEIVABLES

Other receivables all mature within less than one year and break down as follows:

(in EUR millions)

	2003	2002	2001
Forward currency contracts			
euro receivable for :			
sales of foreign currencies	32	37	40
. US dollar purchases	18	48	72
. pounds sterling purchases	-	-	6
Other	8	10	5
Total	**58**	**95**	**123**

8 - PREPAYMENTS

Loan issue expenses were fully amortized in 2003. This heading comprises the premiums/discounts spread on forward currency contracts

9 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2003, Bull common stock comprised 170,198,889 shares with a par value of EUR 2 each.

No common stock increases or decreases were performed during 2003, 2002 or 2001.

Treasury shares

Treasury shares held by Bull as of December 31, 2003, after repayment of 388,907 shares in fiscal year 2003 on the Bull share loan, totaled 1,321,548 shares for a total market value of EUR 264,309.60. The number of its own shares held by the Company is 1 379 367 shares at April 30th 2004.

Movements in stockholders' equity

The decrease in stockholders' equity between January 1 and December 31, 2003 solely represents the fiscal year 2003 net loss of EUR 3.5 million.

10 - PROVISIONS FOR CONTINGENCIES AND LOSSES

Provisions for contingencies and losses comprise:

- provisions for unrealized exchange losses of EUR 31 million, compared to EUR 33 million in 2002 and EUR 3 million in 2001;

- provisions to cover the negative net worth of Bull subsidiaries in the amount of EUR 1,026 million, compared to EUR 1,097 million in 2002 and EUR 673 million in 2001;

- provisions of EUR 11 million to cover the risks associated with claims submitted by third parties in respect of asset disposals in recent years.

- provisions of EUR 4 million to hedge the default risk on financial accounts with Brazil and Argentina.

11 - STOCKHOLDER'S ADVANCE

The French State granted a cash advance of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and the balance at the end of June 2002. This advance constituted "rescue aid" as defined by EC law and took the form of a stockholder's advance bearing interest at the market rate. After review by the European Commission, this stockholder's advance was declared compatible with the provisions of the treaty establishing the European Community regarding State aid.

At the Board Meeting of April 30, 2003, the French State formerly announced that, in order to enable Bull management to continue negotiations launched with potential investors in the recapitalization plan, the French State does not intend to demand repayment of this advance prior to the finalization of these negotiations, which should be completed before the end of this year (see Note 2 – Restructuring plan and subsequent events).

The advance bears interest at the market rate during the period commencing the date funds are made available and expiring the date of their repayment or capitalization in Bull common stock. This interest, where paid in cash, will fall due on the date of repayment of the advance. Accrued interest as of December 31, 2003 totaled EUR 41 million.

12 - BONDS, NOTES AND DEBENTURES

Bonds, notes and debentures at the end of December 2003 comprised 11,495,400 bonds convertible and/or exchangeable for shares, issued in May 2000 and maturing on January 1, 2005, in the amount of EUR 181 million. The characteristics of these convertible bonds are as follows: issue price of EUR 15.75, redemption price of EUR 18.36, coupon of 2.25%, actuarial yield of 5.5% per annum and exchange parity of one for one. Redemption premiums are amortized over the term of the loan. As of December 31, 2003, issue expenses were fully amortized. In accordance with the terms and conditions of issue, redemption premiums of EUR 6.5 million remain to be amortized in 2004.

The bondholders, after having taken note of the Bull Board of Directors' report at their general meeting of December 11, 2003, accepted, subject to conditions precedent, a series of amendments to the initial terms and conditions.

The amendments are as follows:

- reduction in the bond coupon to 0.1%, effective as of the year beginning January 1, 2004, for interest accrued as of this date;
- extension of the normal bond maturity date to January 1, 2033;
- *elimination of the bond redemption premium,* reducing the redemption value to EUR 15.75.

The conditions precedent are the approval by the Special Stockholders' Meeting of the common stock transactions presented in the Board of Directors' report and acceptance of the terms and conditions governing the restructuring of the French State debt by the French State and the European Commission.

In July 2002, Bull repaid the EUR 91 million 5-year debenture loan issued in July 1997, bearing interest at an annual rate of 5.25%.

13 - BANK BORROWINGS

In August and September 2002, Bull repaid the remaining yen private placements issued in March 2000. The placement contract included early repayment clauses, at the simple request of investors, where the consolidated permanent capital of the Groupe crossed a given threshold. These conditions were met on the publication of the fiscal year 2001 consolidated financial statements and Bull therefore proceeded with the full repayment of these loans.

14 - OTHER BORROWINGS

Other borrowings break down as follows:

(in EUR millions)

	2003	2002	2001
Loans to and current accounts with related companies	499	502	571
Bull IS Ltd liability (United Kingdom)	48	45	3
Accrued interest on loans to and current accounts with related companies	1	2	2
Total	**548**	**549**	**576**

In 2001 and 2002, the Bull IS Ltd liability was classified under Other liabilities.

LOANS TO RELATED COMPANIES

Loans to and current account balances with related companies as of December 31, 2003 total EUR 499 million. Borrowings have an average term of three months, are generally renewable, and bear interest at rates reflecting prevailing money market rates.

As part of the transfer of Bull service activities in the United Kingdom to Steria (see Note 3.2.), Bull repurchased in December 2001, from the UK company Bull Information Systems Ltd. ("BISL"), the Integris Ltd. shares subsequently transferred to Steria Iota. The purchase price for these shares of EUR 45 million comprises two parts in accordance with the specific procedures governing the legal transfer of client contracts:

- EUR 3 million in respect of the partial transfer of SI activities, effective December 28, 2001.

- EUR 42 million in respect of the transfer of the remaining SI activities and all MS activities, effective March 31, 2002.

The total consideration of EUR 45 million will be payable to BISL. The interest accrued on this loan as of December 31, 2003 totals EUR 2.8 million.

15 – OTHER LIABILITIES

(in EUR millions)

	2003	2002	2001
Forward currency contracts			
euro to be delivered			
against foreign currency			
receivable	18	49	77
US dollar sales	30	15	28
other currency sales	-	22	13
Other	19	8	15
Total	**67**	**94**	**133**

16 - OPERATING INCOME

Income from related activities essentially comprises professional fees and study costs rebilled to Bull SA and in particular the IBM and Bull cross patent license.

17 - INTEREST INCOME

(in EUR millions)

	2003	2002	2001
Interest on loans to associated companies	44	52	72
Income from securities held for sale	1	4	2
Write-back of provisions:			
- investment securities	56	7	5
- financial contingencies and losses	40	3	50
Total	**141**	**66**	**129**

18 – OPERATING EXPENSES

(in EUR millions)

	2003	2002	2001
Professional fees	5	-	12
Study costs	-	-	1
Other	1	1	1
Total	**6**	**1**	**14**

19 – FINANCIAL EXPENSES

(in EUR millions)

	2003	2002	2001
Interest and commission expenses:			
- associated companies	16	18	28
- French State loan	25	16	-
Interest on bonds and credit lines	12	14	18
Provisions :			
- impairment of investment securities and securities held for sale	13	65	276
- financial contingencies and losses	31	34	7
- foreign exchange losses, net	53	57	30
Interest on commercial paper	-	-	1
Other, including premiums, discounts	1	6	4
Total	**151**	**210**	**364**

20 – EXCEPTIONAL ITEMS

Exceptional income and expenses break down as follows:

(in EUR millions)

	2003	2002	2001
(Charge) / reversal of provisions for subsidiary negative net worth	71	(424)	12
Disposal of securities	(50)	5	(23)
Other	(3)	(34)	(1)
Total	**18**	**(453)**	**(12)**

The EUR 50 million loss on the disposal of securities in 2003 mainly corresponds to the transfer of Intégris Italie securities to Bull Italie for EUR 48 million.

This amount fully provided for in 2002 was released and included in financial income in 2003.

21 - CORPORATE INCOME TAX

Bull is a head of a tax group for the determination of its corporate income tax charge with effect from January 1, 1993. Bull does not file its income tax report under a worldwide consolidated scheme ("régime du bénéfice mondial"), and only French companies are fiscally integrated, except Evidian and Serrib. In 2004 Bull SA is not part anymore of this fiscal integrated perimeter.

In this respect, each member of the tax group records a tax charge in its financial statements as if it were taxed individually.

Due to Bull tax losses carried forward, the tax charges payable by the subsidiaries are offset, generating a tax credit of EUR 1.5 million in fiscal year 2003.

As of December 31, 2003, taking into account the tax group election, Bull has estimated tax losses available for carry forward of 2,772 million, including EUR 1,808 million available for carry forward indefinitely.

22 - REMUNERATION OF CORPORATE OFFICERS

Salaries, emoluments and performance bonuses paid to the 11 members of the Executive Committee in 2003, during the period of their office, totaled EUR 4.4 millions (EUR 4.9 million in 2002).

Directors' fees of EUR 30,000 were paid to members of the Board of Directors in respect of 2003, compared to directors' fees of EUR 45,000 in 2002 and EUR 30,000 in 2001.

In addition, current Bull management benefits from stock option plans. There remained 55,000 options allocated in 1998 and 2000 available for exercise as of December 31, 2003. No options have been exercised since allotment by current or former Bull management (see Note 23).

Total Groupe Bull employee costs, including social security contributions, amounted to EUR 0.5 billion in 2003, compared to EUR 0.6 billion in 2002 and EUR 1.0 billion in 2001.

Bull had no employees as of December 31, 2003.

23 - STOCK COMPENSATION PLANS

Stock subscription plans (June 1998, February 2000 and July 2001)

Using the authorization granted by the Stockholders' Meeting of April 8, 1998, the Board of Directors decided on February 10, 2000 the allotment of the residual balance of stock subscription options, that is 3,296,650 options, at a strike price of EUR 7.99 per share. This total comprises 1,297,000 lapsed options allocated in previous plans, in addition to an alternative offer of 988,750 shares in consideration for the forfeiture of the same number of options allocated by the Board of Directors on June 11, 1998; 920,425 options from the 1998 plan were therefore forfeited and 68,325 options from the same plan were maintained by their beneficiaries.

As with previous plans, this new plan is divided into three portions depending on the countries in which the companies of the beneficiary employees are located: one portion for UK employees and company officers, one portion for US employees and company officers, and one portion for employees and company officers in France and other countries not benefiting from the first two portions. Each portion is subject to vesting conditions specific to the countries concerned.

The Board of Directors' meetings of July 20, 2000 and October 26, 2000, using the authorization granted by the Stockholders' Meeting of April 13, 2000, allotted 391,136 options in July and 359,000 options in October with a strike price of EUR 8.67 or EUR 9.13 (July) and EUR 6.65 (October).

The Board of Directors' meeting of July 19, 2001, again using the authorization granted by the Stockholders' Meeting of April 13, 2000, decided to allot 27,500 stock subscription options with a strike price of EUR 1.98.

The key characteristics of these plans as of December 31, 2003 were as follows:

	1998 Plan	2000 Plan	2000 Plan	2000 Plan	2001 Plan
Date of Stockholders' Meeting	**04/08/1998**	**04/08/1998**	**04/13/2000**	**04/13/2000**	**04/13/2000**
Date of Board of Directors' Meeting	**06/11/1998**	**02/10/2000**	**07/20/2000**	**10/26/2000**	**07/19/2001**
Number of options initially allotted	1,214,050	3,296,650	381,136	344,000	27,500
- including to members of the Executive Committee	223,500	531,000	10,996	140,000	0
Number of beneficiaries	548	1,121	966	74	5
- including members of the Executive Committee	16	12	3	7	0
Portion	A - B - C				
Exercise start date	06/11/2003	02/10/2002	07/20/2004	10/26/2002	07/20/2004
Expiry date	06/11/2008	02/10/2010	07/20/2010	10/26/2010	07/20/2011
Strike price (in EUR)	13.96 & 14.70	7.99	8.67 & 9.13	6.65	1.98
Options exercised in 2003	0	0	0	0	0
- including by members of the Executive Committee	0	0	0	0	0
- number of members of the Executive Committee who exercised options in 2003	0	0	0	0	0
Number of options available for exercise as of December 31, 2003	6,750	670,175	7,770	30,000	0
- including by members of the Executive Committee	0	35,000	0	20,000	0

A total of 714,695 options remained available for exercise as of December 31, 2003, including 55,000 options held by members of the Executive Committee.

Groupe Savings Scheme (June 2000)

On February 10, 2000, the Board of Directors also decided to increase the common stock of the Company by issuing 4,713,237 shares reserved for employees of the principal Groupe companies (see Note 9: Common stock and Additional paid-in capital).

The number of subscribers totaled 8,396, or 51% of total employees in the 16 countries concerned. Employees who invest their savings within the regulated framework of a Groupe Savings Scheme investment fund benefit after 5 years (or on the occurrence of a possible early withdrawal event) from a capital guarantee:

- if the Bull stock price falls below EUR 6.39, the employee is compensated for his loss;

- conversely, if the Bull stock price exceeds EUR 7.99, the employee receives 7 times the capital gain (in excess of EUR 7.99) on his personal investment.

The guarantee and leverage effect were organized with the assistance of the bank with which the transactions were launched by Bull in February and July 2000.

In order to create the Groupe Savings Scheme, Bull purchased 4,668,828 of the shares issued during the common stock increase, at a price of EUR 7.99 in July 2000. These shares were loaned to the bank responsible for managing the scheme until July 20, 2005. As of December 31, 2003, a total of 1,320,661 shares had been repaid to Bull (7,708 in 2000, 239,963 in 2001, 684,083 in 2002 and 388,907 in 2003).

The Groupe did not buy back any of its own share since 2002 and the own shares held by the Company only come from the shares loaned to a bank in the framework of the Groupe Savings Scheme and partially handed back, as previously indicated.

24 - COMMITMENTS AND CONTINGENCIES

Commitments given comprise deposit guarantees and letters of intent issued by Bull in favor of direct and indirect subsidiaries in the amount of EUR 90 million.

There is no commitment from the Company to buy back minority interests in its subsidiaries.

Commitments to Steria pursuant to the sale of non-French European service activities

As part of the sale of non-French European service activities on December 28, 2001, Bull and Steria signed a warranty agreement covering a period expiring March 31, 2004 at the latest

Exceptional events and disputes

The Company is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or Groupe Bull subsidiaries.

Various claims and legal proceedings are currently in progress. Following asset disposals performed during the last three years, Bull and its subsidiaries are notably the subject of direct and indirect claims submitted by third parties for a total amount of approximately EUR 50 million. All foreseeable losses at this time have been provided.

25 - WORKING CAPITAL PROVIDED BY/(USED IN) OPERATIONS

Working capital provided by/(used in) operations is equal to the pre-tax net loss plus charges to depreciation, amortization and provisions and net of provision write-backs.

The following table provides a breakdown of the working capital calculation:

(in EUR millions)

	2003	2002	2001
Pre-tax net loss	4	(598)	(259)
Charges to depreciation,			
amortization and provisions	69	536	476
Write-back of provisions	(184)	(10)	(261)
Total	**(111)**	**(72)**	**(44)**

26 - SUBSIDIARY RESULTS

The results of the main subsidiaries presented below are based on their results consolidated with those of their subsidiaries, in accordance with the Groupe corporate structure.

Bull S.A.

Bull S.A brings together the French commercial network, research and manufacturing activities in France, the sale of products, primarily to other Groupe subsidiaries, and certain Groupe management functions.

Bull S.A. and its subsidiaries reported total revenue of EUR 0.7 billion in 2003, compared to EUR 0.8 billion in 2002. The consolidated loss for 2003 is EUR 6 million, compared to EUR 303 million in 2002.

Bull International S.A.

Bull International S.A. brings together the majority of Groupe entities located outside of France, with the exception of the United States and Italy.

The 2003 consolidated revenue of this sub-group was EUR 0.4 billion (EUR 0.4 billion in 2002).

The consolidated net loss for 2003 is EUR 1 million, compared to EUR 28 million in 2002.

Bull International N.V.

Bull International N.V., whose main activity is located in Italy, generated consolidated revenue of EUR 0.1 billion in 2003 (EUR 0.1 billion in 2002).

The net income for 2003 is EUR 29 million, compared to a net loss of EUR 63 million in 2002.

Bull Data Systems, Inc.

Bull Data Systems, Inc. and its subsidiaries bring together the main distribution entities in North America. This sub-group is also responsible for part of the Groupe's research and production activities.

Bull Data Systems, Inc. and its subsidiaries generated consolidated revenue of USD 128 million in 2003, compared to USD 137 million in 2002.

In 2003, this sub-group generated net income of USD 11.1 million, compared to a net loss of USD 98.7 million in 2002. The 2002 net loss includes a charge of USD 92.4 million following the decision to terminate the pension plans.

27 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single client represents over 10% of total trade receivables.

Financial results

For the last five years

	2003	2002	2001	2000	1999
Financial position at year-end					
Common stock (in EUR million)	340	340	340	340	331
Shares outstanding	170,198,899	170,198,899	170,198,899	170,198,899	165,481,662
Results for the year					
(in EUR millions)					
Revenue	-	-	-	-	-
Income/(loss) before tax, depreciation and allowances	(117)	(73)	(44)	2	97
Corporate income tax	(2)	(1)	(6)	(59)	(48)
Net loss	(4)	(598)	(253)	(238)	(275)
Dividends distributed	-	-	-	-	-
Earnings/(loss) per share					
(in EUR)					
Net income/(loss) after tax, but before depreciation and allowances	(0.68)	(0.39)	(0.22)	0.36	0.87
Net loss	(0.02)	(3.51)	(1.49)	(1.40)	(1.66)
Dividend per share	-	-	-	-	-

Investment securities

(in EUR millions)

Investment securities	Par value	Number of shares	Gross value	Provisions for impairment	Net book value
FRENCH COMPANIES					
Bull S.A.	N/A	10,730,480	1,565	(1,565)	-
Bull International S.A.	EUR 16	2,516,250	109	(109)	-
Cofip	EUR 16	18,500	2	(2)	-
Sub-total			**1,676**	**(1,676)**	**0**
FOREIGN COMPANIES					
Bull International N.V.	EUR 4	36,356,002	172	(172)	-
Bull Data Systems N.V.	EUR 453.78	897,401	524	(513)	11
Bull Data Systems Inc.	USD 1	1,408	701	(701)	-
Bull Greece	EUR 0.88	6,477,273	9	(7)	2
Sub-total			**1,406**	**(1,393)**	**13**
TOTAL			**3,082**	**(3,069)**	**13**

Stock ownership structure

Stockholder	December 31, 2003 Number of shares	Percentage interest	Percentage voting rights	December 31, 2002 Number of shares	Percentage interest	Percentage voting rights	December 31, 2001 Number of shares	Percentage interest	Percentage voting rights
French State	27,743,824	16.3%	16.4%	27,743,824	16.3%	16.4%	27,743,824	16.3%	16.3%
France Télécom	28,753,594	16.9%	17.0%	28,753,594	16.9%	17.0%	28,753,594	16.9%	16.9%
Motorola (*)	28,753,594	16.9%	17.0%	28,753,594	16.9%	17.0%	28,753,594	16.9%	16.9%
NEC	28,753,594	16.9%	17.0%	28,753,594	16.9%	17.0%	28,753,594	16.9%	16.9%
Employees	8,004,980	4.7%	4.7%	10,008,366	5.9%	5.9%	10,451,329	6.1%	6.1%
Other (**)	48,189,313	28.3%	27.9%	46,185,927	27.1%	26.7%	45,742,964	26.9%	26.9%
Total	**170,198,899**	**100.0%**	**100.0%**	**170,198,899**	**100.0%**	**100.0%**	**170,198,899**	**100.0%**	**100.0%**

*) Motorola's holding was transferred to its subsidiary Technology Investments International Inc.

(**) The 1,321,548 treasury shares are stripped of voting rights.

Information concerning subsidiaries and associated companies

(in EUR millions)

	Common stock	Reserves	% stockholding	Outstanding loans/ advances	Deposits and guarantees granted by the Company	2003 revenue	2003 net income/ (loss)	Dividends received by the Company	Book value of stock held Gross	Book value of stock held Net
FRENCH COMPANIES										
Bull S.A. consolidated	164	(438)	100.00	332	-	725	(6)	-	1,565	-
Bull International S.A. consolidated	40	(310)	100.00	440	-	386	(1)	1	109	-
Cofip consolidated	0.3	23	100.00	30	-	72	(9)	2	2	-
FOREIGN COMPANIES										
Bull International N.V. consolidated	145	(440)	100.00	299	-	93	29	-	172	-
Bull Data Systems N.V.	407	(400)	100.00	2	-	39	3	-	524	11
Bull Data Systems Inc. consolidated	1,206	(1,420)	100.00	470	-	110	29	-	701	-
Bull Greece	6	1	100.00	1	-	10	(2)	-	9	2

- % stockholding: 100% for all companies.
- Guarantees and endorsements given by parent company: none.

Corporate structure of the Groupe

As of December 31,2003


BULL S.A. (FRANCE)
NORTH AMERICA
Bull Corporation of America (USA)
FRANCE
Evidian
Evidian (Germany)
Evidian (United Kingdom)
EUROPE
Bull Integrated IT Solutions A.E. (Greece)
FRANCE
49%
Bull Finance *
51%
Bull SA Financière Ltd.
34%
SERES *
SERRIB
EASTERN EUROPE
Bull A/O (Russia)
FRANCE
Bull Omega
EUROPE
Bull GmbH (Germany)
Bull AG (Austria)
Bull España S.A. (Spain)
Data System S.A.
S.A. Bull N.V. (Belgium)
EUROPE
Bullinvest B.V. (Netherlands)
Bull Turquie
Bull Portuguesa Computadores Lda. (Portugal)
MIDDLE EAST
Bull Middle East Ltd (Cyprus)
Bull SAL (Lebanon)
Bull Cyprus Ltd.
COFIP (FRANCE)
FRANCE
ATS
Bull Alpha
Bull Caraïbes Developement
Bull Developpement
FRANCE
Integris Data Services
Immo du Nid de Pie
Immo Patton
Immo Claynor
BULL HOLDINGS Ltd. (United Kingdom)
Bull ND Holdings Ltd.
Bull Information Systems Ireland (Ireland)
E-Intelligence Consultants Ltd.
Civita Ltd.
Bull Information Systems Ltd
Bull Data Systems Ltd.
Bull FinanServices Ltd.
Bull Pension Trustee Ireland Ltd. (Ireland)
Bull Worldwide


BULL
(Groupe parent company)
BULL INTERNATIONAL S.A.
(FRANCE)
FRANCE
ASIE
Bull Afrique
Bull Information Systems Ltd. (Hong Kong)
AFRICA
Bull HN Information Systems Ltd. (Taiwan)
Bull Cameroun
Bull Congo
Bull Gabon
Bull Madagascar S.A.
Bull Niger
Bull Nigeria
Bull Nigeria
Bull Senegal
Bull Algérie
Bull Maroc
SOUTH AFRICA
SOUTH AMERICA
Bull do Brasil de Informação Ltda. (Brazil)
Bull South America S.A. (Brazil)
Bull Ltda.
Bull Argentina SACI (Argentina)
Bull Uruguay S.A. (Uruguay)
EASTERN EUROPE
Bull Computers & Services D.O.O. (Slovenia)
Bull D.O.O (Croatia)
Bull Magyarorzag (Hungary)
BULL DATA SYSTEMS, N.V.
(NETHERLANDS)
Bull Nederland N.V. (Netherlands)
BULL DATA SYSTEMS, Inc.
(USA)
NORTH AMERICA
Bull Finance Corp. (USA)
Bull Information Systems (USA)
Integris Inc. (USA)
BULL INTERNATIONAL N.V.
(NETHERLANDS)
EUROPE
EUROPE
Bull Italia S.p.A. (Italy)
Bull HN Yugoslavia d.o.o.
PC Station S.p.A.
Sopasin
Bull Finance B.V. (Netherlands)
Bull CP8 B.V. (Netherlands)

Consolidated companies as of December 31, 2003

NAME	REGISTERED OFFICE	% INTEREST
BULL	68, route de Versailles 78430 LOUVECIENNES (France) S.A. au capital de 330.963.324 EUR (N° SIREN 542 046 065)	
A - SUBSIDIARIES OF BULL		
Bull Data Systems Inc. Common stock of USD 1,408	78, Ridge Road Center Ossipee, NH 03814 (U.S.A.)	100.0
Bull Data Systems N.V. Common stock of EUR 407,222,819.70	Hogehilweg, 21 1101 Amsterdam Zuidoost (The Netherlands)	100.0
Bull International N.V. Common stock of EUR 145,424,008	Hogehilweg, 21 1101 Amsterdam Zuidoost (The Netherlands)	100.0
Bull International S.A. Common stock of EUR 40,260,000 (SIREN N° 389 481 466)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull S.A. Common stock of EUR 163,585,100 (SIREN N° 642 058 739)	68, route de Versailles 78430 Louveciennes (France)	100.0
Compagnie Française d'Investissement Privé – COFIP, S.A. Common stock of EUR 296,000 (SIREN N° 303 375 000)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Integrated IT Solutions A.E. Common stock of EUR 5,718,320.08	44, avenue Syngrou B.P. 19027 117 42 Athens (Greece)	100.0
B - SUBSIDIARIES OF BULL S.A.		
AFRICA		
Bull Egypte Information System Cie Common stock of EGP 50,000		
AMERICA		
Bull Corporation of America Common stock of USD 1,600,000		
EUROPE		
* Bull Finance Common stock of EUR 4,400,000 (SIREN N° 321 513 335)	57-59, avenue de Chatou 92500 Rueil-Malmaison (France)	48.6
Bull S.A. Financière Ltd. Common stock of GBP 100	Normandy House Grenville Street Saint-Helier (Channel Islands)	100.0
Evidian Common stock of EUR 7,500,000 (SIREN N° 422 689 208)	Rue Jean Jaurès BP 68 78340 Les clayes sous Bois (France)	100.0
* Express Servers ** Common stock of EUR 38,200 (SIREN N° 428 128 953)	Tour Anjou 33, quai de Dion Bouton 92800 Puteaux (France)	50.0
IPC France S.A. ** Common stock of EUR 300,000 (SIREN N° 321 376 857)	2, rue Galvani 91343 Massy Cedex (France)	96.0
* SERES Common stock of EUR 1,013,786 (SIREN N° 343 778 163)	20, rue Dieumegard 93406 Saint Ouen (France)	34.0

NAME	REGISTERED OFFICE	% INTEREST
Société Européenne de Rénovation et de Réparation Informatique de Belfort (SERRIB) S.A. au capital de 1 243 070 EUR (N° SIREN 381 355 726)	25, rue Albert Camus B.P. 355 90006 BELFORT (France)	100,0
EASTERN EUROPE		
Bulak Common stock of KZT 10,000,000	43, rue Mynbaev 48-0008 Alma-Ata (Kazakhstan)	51.0
Bull A/O Common stock of RUR 17,700,000	Elecrichesky Pereulok, 3, Building 3, entr. 3 123557 Moscow (Russia)	100.0
Subsidiaries of Evidian S.A.		
Evidian GmbH Common stock of EUR 100,000	Theodor-Heuss-Straße, 60-66 D-51149 Cologne (Germany)	100.0
Evidian Limited Common stock of GBP 1,000	Computer House Great West Road Brentford Middlesex TW8 9DH (United Kingdom)	100.0
C - SUBSIDIARIES OF BULL INTERNATIONAL N.V.		
EUROPE		
Bull CP8 BV ** Common stock of EUR 20,000	Hogehilweg, 21 1101 CB Amsterdam Zuidoost (The Netherlands)	100.0
Bull Finance B.V. Common stock of EUR 5,445,362.59	Hogehilweg, 21 1101 CB Amsterdam Zuidoost (The Netherlands)	100.0
Bull Italia S.p.A Common stock of EUR 51,640,000	Via ai Laboratori Olivetti, 79 Pregnana Milanese (Milan) (Italy)	100.0
Subsidiaries of Bull Italia S.p.A.		
Bull HN Yugoslavia D.o.o. Common stock of USD 5,000	Tolstojeva 47/49 (Moravska 5) 11040 Belgrade (Serbia & Montenegro)	100.0
Consorzio Inforsud S.C.p.A. Common stock of EUR 2,700,772	Strada Consortile - Agglomerato Industriale di Pianodrine 83030 Prata di Principato Ultra (AV) (Italy)	94.7
* Consorzio SIMT Common stock of EUR 51,640	Piazza Borghese, 91 00186 Rome (Italy)	45.0
* Elektronska Industrija Kft. Common stock of USD 11,300,000	Preduzec El Bull HN Bulevar V. Vlahovica 80-82 18000 NIS (Serbia & Montenegro)	30.0
PC Station S.p.A. Common stock of EUR 104,000	Via Po, 44 20010 Pregnana Milanese (Milan) (Italy)	95.0

(1) The financial statements of all subsidiaries are fully consolidated except those indicated by an * which are accounted for by the equity method.

This chart only includes subsidiaries where the percentage of ownership is above 20%. In all cases the indicated percentage of interest corresponds to the percentage of ownership as well as the percentage of control.

NAME	REGISTERED OFFICE	% INTEREST
Societa di Partecipazione Sistemi Informativi S.p.A. (SOPASIN) Common stock of EUR 2,066,000	Via ai Laboratori Olivetti, 79 20010 Pregnana Milanese (Milan) (Italy)	100.0
D – SUBSIDIARIES OF BULL INTERNATIONAL S.A.		
SOUTH AMERICA		
Bull do Brasil Sistemas de Informação Ltda Common stock of BRL 9,408,037	Avenida Angélica, 903 1° andar – Sala 01 - Higienópolis 01227-901 Sao Paulo SP (Brazil)	100.0
AFRICA		
Bull Algérie Common stock of DIA 1,000,000	5, rue de Nimes Algiers (Algeria)	100.0
Bull Maroc Common stock of MAD 6,000,000	644, boulevard Mohamed V B.P. 2218 Casablanca Gare (Morocco)	100.0
ASIA		
Bull Information Systems (Hong Kong) Ltd. Common stock of HKD 59,940,000	14/F, Hutchison House, 10 Harcourt Road Hong Kong Sar (China)	100.0
Bull Information Systems (Malaysia) Sdn. Bhd. Common stock of MYR 5,684,522	Level 19, Uptown 1, 1 Jalan SS21/58, Damansara Uptown, 47400 Petaling Jaya Kuala Lumpur (Malaysia)	100.0
Bull Information Systems Pte. Ltd. Common stock of SGD 6,035,555	39 Robinson Road # 7-01 Robinson Point Singapore 068911 (Singapore)	100.0
Bull Information Systems Taïwan Ltd. Common stock of TWD 100,000,000	7F, no 207-3, Sec 3 Beishin Road, Shindian City Taïpei Taiwan 231 (ROC)	100.0
EUROPE		
Bull Afrique Common stock of EUR 1,585,600 (SIREN N° 562 129 189)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull AG Common stock of EUR 5,820,000	Lemböckgasse, 49 A-1230 Vienna (Austria)	100.0
Bull GmbH Common stock of EUR 23,000,000	Theodor-Heuss-Straße, 60-66 D-51149 Cologne (Germany)	100.0
Bull (España), S.A. Common stock of EUR 20,415,395	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 Madrid (Spain)	100.0
Bull Holdings Ltd. Common stock of GBP 40,000,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bullinvest B.V. Common stock of EUR 1,962,145.65	Hogehilweg, 21 1101 CB Amsterdam Zuidoost (The Netherlands)	100.0
Bull Omega Common stock of EUR 75,500,000 (SIREN N° 389 977 893)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Portuguesa Computadores sociedade unipessoal Lda. Common stock of EUR 2,493,990	Av. 5 de Outubro, 35-6° 1050 Lisbon (Portugal)	100.0
S.A. Bull N.V. Common stock of EUR 7,200,364.06	Rue du Moulin à Papier, 51 1160 Brussels (Belgium)	100.0
EASTERN EUROPE		
Bull Computer and Services D.o.o. Common stock of SIT 3,000,000	Dunajska, 101 1000 Ljubljana (Slovenia)	100.0
Bull D.o.o. Common stock of HRK 19,000	Koturaska 69 10000 Zagreb (Croatia)	100.0
Bull S.r.o. Common stock of CZK 1,250,000	Lazarska, 6 120 00 Prague 2 (Czech Republic)	100.0
Bull Magyarorszag Common stock of HUF 300,000,000	Fényes Adolf u.4 H-1036 Budapest (Hungary)	100.0
Bull Polska Sp. Z.O.O. Common stock of PLZ 20,048,200	Ul. Pruszkowska 13 02-119 Warsaw (Poland)	100.0
Bull Romania srl Common stock of ROL 33,000,000	155, Calea Victoriei, bl. D1, sc.5 et.11 Sector 1 71101 – Bucarest (Romania)	100.0
Bull Slovakia s.r.o. Common stock of SKK 200,000	Mileticova 7 Bratislava 821 08 (Slovakia)	100.0
MIDDLE EAST		
Bull Cyprus. Ltd. Common stock of CYP 20,000	70, Makarios III Avenue PO Box 27269 Nicosia (Cyprus)	100,0
Bull Middle East Pte. Ltd. Common stock of CYP 20,000	70, Makarios III Avenue PO Box 27269 Nicosia (Cyprus)	100.0
Bull SAL Common stock of LBP 160,000,000	69, rue Jal el Dib Secteur 1 BP 60208 12412020 Metn (Lebanon)	100.0
Subsidiaries of Bull Afrique		
Bull Cameroun Common stock of XAF 151,000,000	Immeuble C.N.P.S. Rue Ivy Douala B.P. 2552 Bonanjo Douala (Cameroon)	100.0
Bull Congo Common stock of XAF 45,000,000	43, avenue Paul Doumer B.P. 961 Brazzaville (Congo)	100.0
Bull Côte d'Ivoire Common stock of XOF 1,160,000,000	31, avenue Nogues 01 B.P. 1580 Abidjan 01 (Ivory Coast)	100.0
Bull Gabon Common stock of XAF 85,580,000	Immeuble ex Sonagar Boulevard Bord de Mer B.P. 2260 Libreville (Gabon)	100.0
Bull Information Systems Nigeria Ltd. Common stock of NGN 6,478,359	89, A Ajosé Adeogun street (401 Road) Victoria Island Lagos (Niger)	100.0
Bull Information Technology Pty. Ltd. Common stock of SAR 4,100	115, West Street 2199 Sandton Johannesburg (South Africa)	100.0
Bull Madagascar S.A. Common stock of MGF 146,200,000	12, rue Indira Gandhi Tsaralanana BP 252 Antananarivo (Madagascar)	85.0
Bull Niger Common stock of XOF 152,000,000	Quartier Terminus B.P. 12013 Niamey (Niger)	85.0
Bull Sénégal Common stock of XOF 304,150,000	Extension Immeuble Kebe 99, avenue André Peytavain B.P. 3183 Dakar (Senegal)	100.0

GROUPE BULL COMPANIES

NAME	REGISTERED OFFICE	% INTEREST
Subsidiary of Bull Information Systems (Hong Kong) Limited		
Bull Information Systems (Beijing) Co. Ltd. Common stock of USD 500,000	11/F, Jing Guang Centre Office Building Hu Jia Lou Chao Yang District 100 020 Beijing, (PR China)	100.0
Subsidiary of Bull s.r.o. (Czech Republic)		
Ingenico CZ s.r.o. Common stock of CZK 200,000	Lazarska, 6 12 000 Prague 2 (Czech Republic)	100.0
Subsidiaries of Bull Information Technology (Southern Africa) Pty. Ltd.		
Bull Computers South Africa Pty. Ltd. Common stock of SAR 2,000,000	115, West Street 2199 Sandton Johanesburg (South Africa)	100.0
Bull Information Technology Namibia Pty. Ltd. Common stock of SAR 1,000	C/o Deloitte & Touche Namdeb Center, 10 Bulow Street PO Box 47 Windhoek (Namibia)	100.0
Bull Technology Services Pty. Ltd. Common stock of 100 SAR	115, West Street 2146 Sandton Johanesburg (South Africa)	100.0
Subsidiary of Bullinvest B.V.		
Bull Bilgisayar Teknoloji A.S. Common stock of TRL 10,000 000,000	Mithat Unlubey Sokak N° 23, Kat 5 Zincirlikuyu Istanbul (Turkey)	99.6
Subsidiaries of Bull do Brasil de Informacão Ltda.		
Bull South America S.A. Common stock of BRL12,107,530	Avenida Angélica, 903 1° andar – Sala 01 – Higienópolis 01227-901 Sao Paulo Sp (Brazil)	100.0
Bull Argentina S.A. Common stock of ARP 2,000,000	Carlos Pellegrini, 1363 2° piso 1011 Buenos-Aires (Argentina)	100.0
Bull Tecnologia da Informacão Ltda. Common stock of BRL 8,954,089	Avenida Angelica, 903 Higienópolis 01227-901 Sao Paulo (Brazil)	100.0
Bull Uruguay S.A. Common stock of UYP 900,000	Av. Dr Luis A. de Herrera, 2802 1160 Montevideo (Uruguay)	100.0
Subsidiaries Bull South America SA (Brazil)		
Bull Ltda. Common stock of BRL 54,197,349	Avenida Angelica, 903 Higienópolis 01227-901 Sao Paulo (Brazil)	100.0
Subsidiary of Bull Ltda.		
Bull Comercial Ltda. Common stock of BRL 8,930,415	Avenida Angelica, 903 1° andar – Sala 04 – Higienópolis 01227-901 Sao Paulo (Brazil)	100.0
Subsidiaries of Bull (España) S.A.		
Data System S.A. Common stock of EUR 240,404	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 Madrid (Spain)	96.0
Subsidiaries of Bull Holdings Limited		
Bull Information Systems Limited Common stock of GBP 59,000,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bull ND Holdings Limited Common stock of GBP 11,000,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Civita Limited Common stock of GBP 2	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
E-Intelligence Consultants Limited Common stock of GBP 50,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Subsidiaries of Bull Information Systems Limited		
Bull Data Systems Limited Common stock of GBP 8,100,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bull Financial Services Limited Common stock of GBP 2	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bull Pension Trustees Ireland Limited Common stock of IRL 2	29/31, South William Street Dublin 2 (Ireland)	100.0
Bull Worldwide Information Systems Limited Common stock of GBP 2	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Subsidiary of Bull ND Holdings Limited		
Bull Information Systems Ireland Common stock of EUR 278,500	29/31, South William Street Dublin (Ireland)	100.0
Subsidiary of S.A. Bull N.V.		
Datalux SARL Common stock of EUR 297,472.23	Rue du Kiem, 163 L - 8030 Strassen (Luxembourg)	100.0
E - SUBSIDIARIES OF BULL DATA SYSTEMS Inc.		
Bull Finance Corporation Common stock of USD 506,000,000	78, Ridge Road Center Ossipee NH 03 814 (U.S.A.)	100.0
Bull HN Information Systems Inc. Common stock of USD 1,558	300, Concord Road Billerica, MA 01821 (U.S.A.)	100.0
Subsidiary of Bull HN Information Systems Inc.		
Integris Inc. Common stock of USD 1,000	300, Concord Road Billerica, MA 01821 (U.S.A.)	100.0
F - SUBSIDIARY OF BULL DATA SYSTEMS N.V.		
Bull Nederland N.V. Common stock of EUR 1,800,000	Hogehilweg, 21 1101 CB Amsterdam ZUIDOOST (Netherlands)	100.0
Subsidiary of Bull Nederland N.V.		
Zenith Data Systems B.V. Common stock of EUR 1,924,028. 12	Hogehilweg, 21 1101 CB Amsterdam Zuidoost (Netherlands)	100.0
G - SUBSIDIARIES OF COFIP		
France		
Advanced Technology Services France (ATS) Common stock of EUR 38,112 (SIREN N° 404 959 363)	2, rue Galvani 91343 Massy (France)	100.0
Bull Alpha Common stock of EUR 7,263,000 (SIREN N° 381 617 836)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Caraïbes Developpement Common stock of EUR 40,000 (SIREN N° 424 811 891)	BAT/ CERP-Lot 8-Acajou 97232 Le Lamintin (France)	100.0
Bull Developpement Common stock of EUR 40,000 (SIREN N° 428 575 898)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Epsilon Common stock of EUR 40,000 (SIREN N° 433 745 239)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Gamma Common stock of EUR 40,000 (SIREN N° 433 738 143)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Internet Incubateur Common stock of EUR 1,000,000 (SIREN N° 432 892 438)	68, route de Versailles 78430 Louveciennes (France)	100.0

NAME	REGISTERED OFFICE	% INTEREST
Bull LVPM Common stock of EUR 4,792,500 (SIREN N° 401 064 696)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Pi Common stock of EUR 40,000 (SIREN N° 433 732 781)	68, route de Versailles 78430 Louveciennes (France)	100.0
Bull Tau Common stock of EUR 40,000 (SIREN N° 433 738 051)	68, route de Versailles 78430 Louveciennes (France)	100.0
Immo du Nid de Pie Common stock of EUR 466,850 (SIREN N° 424 804 458)	68, route de Versailles 78430 Louveciennes (France)	100.0
Immo Patton Common stock of EUR 40,000 (SIREN N° 424 808 228)	68, route de Versailles 78430 Louveciennes (France)	100.0
Immoclaynor Common stock of EUR 4,537,500 (SIREN N° 409 571 247)	68, route de Versailles 78430 Louveciennes (France)	100.0
Integris Data Services France Common stock of EUR 6,900,000 (SIREN N° 390 265 650)	20, rue Dieumegard 93406 Saint Ouen (France)	100.0
L'Esprit d'Equipe Common stock of EUR 40,000 (SIREN N° 343 778 510)	68, route de Versailles 78430 Louveciennes (France)	100.0
Maine CI Common stock of EUR 1,052,655 (SIREN N° 428 670 012)	342, avenue Patton 49000 Angers (France)	100.0

Non consolidated companies for which the percentage of ownership, directly or indirectly, is between 10% and 20%.

NAME	REGISTERED OFFICE	% INTEREST
A – INVESTMENTS IN FRANCE		
DIOSI S.A. Common stock of EUR 152,449.02 (SIREN N° 421 946 609)	65/66 Les Hauts de Mazargues 13009 Marseilles (France)	19.9
Etudes et Support en Systèmes de Communication (Essycom) Common stock of EUR 125,008.19 (SIREN N° 350 419 339)	26, avenue de la Baltique 91220 Villebon-sur-Yvette (France)	12.2
Nipson International Common stock of EUR 25,725,771.66 (SIREN N° 382 563 476)	20, rue Dieumegard 93406 Saint Ouen (France)	10.0
Société de développement des Centres d'Isothérapie (SDCI) Common stock of EUR 38,112.25 (SIREN N° 349 318 733)	1264, rue du Hennoy Landas 59310 Orchies (France)	10.0
B – INVESTMENTS OUTSIDE FRANCE		
CESI Centro Siciliano d'Informatica S.r.l. Common stock of EUR 206,582	Viale Regione Siciliana, 7275 90146 Palermo (Italy)	14.0
Leganet S.p.A. Common stock of EUR 100,000	Strada Consortile Agglomerato Industriale de Pianodardine 83030 Prata di Principato (Avellino) (Italy)	13.0
Schema Italia S.p.A. Common stock of EUR 51,640	Via Vittor Pisani, 6 20124 Milan (Italy)	19.0

It is to be noted that Bull holds an ownership of less than 10% in the companies Steria and NEC CI.

Cross-reference table

(COB Regulation 98-01)

The Annual Report has been filed as the reference document with the Autorité des Marchés Financiers (AMF). The following table indicates for each section provided by the regulation, the page on which the necessary information can be found.

Persons responsible for the accuracy of the reference document

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the issuer. We confirm that no information likely to have a material impact on the interpretation of this document has been omitted.

Louveciennes, May 28th 2004

Gervais Pellissier

Président du conseil d'administration de Bull

Directeur Général Délégué

As statutory auditors of Bull (the "Company") and as required under Rule 98-01 of the Commission des Opérations de Bourse, we have performed procedures on the information contained in the "document de référence" relating to the historical financial statements of the Company, in accordance with professional standards applicable in France.

The Company's Chairman of the Board is responsible for the preparation of the "document de référence". Our responsibility is to report on the fairness of the information presented in the "document de référence"w ith respect to the financial statements.

Our work has been performed in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial statements and its consistency with the financial statements on which we have issued a report. Our work also includes reading the other information contained in the "document de référence", in order to identify material inconsistencies with the information presented with respect to the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the Company obtained during the course of our engagement. As far as the selected prospective data are concerned, our procedures consisted of a reading of management's assumptions and the resulting figures.

We have audited in accordance with professional standards applicable in France the individual financial statements and the consolidated financial statements for each of the years ended December 31, 2001, 2002 and 2003, prepared in accordance with accounting standards generally accepted in France and approved by the Board of Directors. We expressed a qualified opinion on the financial statements for the year ended December 31, 2001 and our report included an emphasis of matter paragraph; moreover, we expressed an unqualified opinion on the financial statements for the years ended December 31, 2002 and 2003 and our reports included emphasis of matter paragraphs.

- In our audit report on the consolidated financial statements for the year ended December 31, 2001, we expressed a qualified opinion as follows: "a deferred tax asset of EUR 29 million was maintained in the consolidated balance sheet as of December 31, 2001. Considering the Group's results in the last three years, we believe that this asset should be fully written down and expensed to the 2001 income statement". Moreover, we drew attention to "the uncertainty surrounding the successful implementation of the recovery plan presented in Note 2 to the financial statements, and made possible by the French government's commitment, subject to European Commission approval, to provide Bull with financial support in the form of a repayable stockholder advance for a maximum total amount of EUR 450 million, including EUR 100 million already paid on December 31, 2001. This commitment was officially confirmed by a State representative in the presence of the Board of Directors. The success of this recovery plan is essential to the continuation of the Group as a going concern, without which certain asset and liability values may prove inappropriate".

- In our audit report on the consolidated financial statements for the year ended December 31, 2002, we expressed an unqualified opinion and our report included an emphasis of matter paragraph drawing attention to "the uncertainty surrounding the success of the Group's recapitalization plan presented in Note 2 to the financial statements. This plan is being implemented subject to the French government's extension of the repayment date for its EUR 450 million stockholder advance until December 31, 2003. This decision, officially confirmed by a State representative at the Board of Directors' meeting on April 30, 2003, is subject to review by the European

Commission. The success of this plan is essential to the continuation of the Group as a going concern, without which certain asset and liability values may prove inappropriate". Moreover, we drew attention to Note 24 to the financial statements, disclosing "the write-down of the deferred tax asset of EUR 29 million expensed in the first six months of 2002. This write-down should have been recognized as of December 31, 2001, as indicated in our report on the 2001 financial statements dated April 12, 2002".

- In our audit report on the consolidated financial statements for the year ended December 31, 2003, we expressed an unqualified opinion and our report included an emphasis of matter paragraph drawing attention to "the uncertainty surrounding the implementation of the Group's recapitalization plan presented in Note 2 to the financial statements. The success of this plan aimed at recapitalizing Bull stockholders' equity, adopted by the Board of Directors' meeting of November 20, 2003 and finally approved by the Board of Directors' meeting of March 31, 2004, is subject to the implementation of the following transactions:

- The EUR 44.3 million common stock increase, for which certain current stockholders and new partners, investors or customers have pledged their participation as part of the "Stockholders and Partners" solution. This common stock increase, subject to your approval, shall be preceded by a common stock decrease through a reduction in the par value of shares for a total amount of EUR 338.7 million;

- The completion of the exchange offer involving bonds convertible and/or exchangeable for shares ("OCEANEs"), performed in conjunction with the aforementioned common stock increase, and the amendment of the bond issue contract;

- The granting by the French government of restructuring aid in the amount of EUR 517 million, with a financial recovery clause. This aid, made known to the European Commission by the French government on February 20, 2004, is subject to its examination to ensure that it complies with the terms and conditions of the EC guidelines governing government aid. Prior to the payment of the restructuring aid, the stockholder advance paid by the French government in the initial amount of EUR 450 million (excluding capitalized interest), converted into a fixed-term subordinated loan agreement on March 31, 2004, should be repaid through a bridging loan.

The success of this recapitalization plan and the continued turnaround of the Groupe Bull operating results in 2004 are essential to the continuation of the Group as a going concern, without which certain asset and liability values may prove inappropriate".

Based on the procedures performed, we have no additional matters to report regarding the fairness of the information relating to the financial statements presented in the "document de référence"..

Paris et Neuilly-sur-Seine, le May 28th 2004

The Statutory Auditors

Amyot Exco Grant Thornton | Deloitte Touche Tohmatsu

Isabelle FAUVEL | Daniel KURKDJIAN | Frédéric MOULIN | Jean-Paul PICARD

Supplementary information:

This "document de référence" includes the following reports:

- *The auditors' reports on the individual financial statements and the consolidated financial statements for the year ended December 31, 2003 describing on pages xx and xx respectively the justification of our assessments disclosed in accordance with the requirements of article L.225-235 of the French Commercial Code;*

- *The auditors' report on page xx, prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the President of the Board of Directors Company, on the internal control procedures relating to the preparation and processing of financial and accounting information.*

Disclaimer: This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or *on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing* standards applicable in France.

AUDITORS' REPORT ON CERTAIN CONTRACTUAL AGREEMENTS WITH CERTAIN RELATED PARTIES

In accordance with our appointment as statutory auditors of your Company, we hereby report on certain contractual agreements with certain related parties of the Company.

Transactions authorized during the year

Pursuant to Article L.225-40 of the French Commercial Code, the following transactions, previously authorized by the Board of Directors of your Company, have been brought to our attention.

The terms of our engagement do not require us to identify such other transactions, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those transactions brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 92 of the Decree of March 23, 1967, to assess the interest involved in respect of the conclusion of these transactions for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with the relevant source documents.

Agreement with NEC

During its meeting on October 24, 2003, the Board of Directors granted preliminary approval to the agreement to be signed in 2004, under which, over the next fiscal year, Bull shall waive, unconditionally and for a symbolic amount, and for the benefit of NEC, all the rights held by the subsidiaries Bull S.A. and Bull Data Systems Inc. in the US company Packard Bell Electronics Inc., in the form of shares and non-voting preferred shares, as well as the convertible bonds and a loan totaling USD 53 million. These assets were fully provided for in the consolidated financial statements of Bull for the year ended December 31, 1999, given the decision of NEC to terminate the activity of its subsidiary Packard Bell Electronics Inc.

Legal entity concerned: NEC, holding over 10% of the Bull common stock

Transactions authorized in previous years having a continuing effect during the year

In addition, pursuant to the Decree of March 23, 1967, we have been advised that the following transactions entered into and approved in previous years have had continuing effect during the year.

Agreements with the French Government

Based on the agreements signed on December 27, 2001 and April 30, 2002, the French Government granted your Company a shareholder advance on December 31, 2001 in the amount EUR 100 million and an additional advance of EUR 350 million in the first half of 2002. These advances bear interest at the market rate for the period commencing the day they are made available to your Company and expire on the date of repayment. Interest to be settled in cash will be paid on the repayment date. The interest accrued as of December 31, 2003 has been recorded in your Company's balance sheet in the amount of EUR 41 million.

Initially, these advances were to have been reimbursed in a single payment to the French Government no later than June 17, 2003, i.e., within 12 months following the last advance made on June 17, 2002. During the Board meeting of April 30, 2003, one of the French Government representatives declared that in order to enable Bull's management to conduct the negotiations undertaken with investors likely to participate in the Group's recapitalization plan, the Government would not require your Company to repay this advance before the finalization of such negotiations, which should have taken place prior to December 31, 2003.

Based on the agreement signed on March 15, 2004, which was approved by the Board of Directors on March 31, 2004 and submitted for the approval of your Combined General Meeting held on May 25, 2004 with respect to the first resolution, the debt to the French Government stemming from these agreements was converted into a fixed-term subordinated loan on March 31, 2004. The loan matures on January 1, 2033 and bears an interest rate of 5.23% until the end of 2004, and subsequently 0.3% until maturity. However, the loan shall be repaid by Bull no later December 31, 2004, should the restructuring aid be authorized by the European Commission. In addition, the subordinated nature of the loan is conditional to the completion of the public exchange offer involving at least 80% of the outstanding bonds convertible and/or exchangeable for shares ("OCEANEs").

Paris and Neuilly-sur-Seine, April 1st 2004

Les Commissaires aux Comptes

Amyot Exco Grant Thornton		Deloitte Touche Tohmatsu	
Isabelle FAUVEL	Daniel KURKDJIAN	Frédéric MOULIN	Jean-Paul PICARD

"This is a free translation of the original text in French for information purposes only. It should be understood that the transactions reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards."

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For any information about Bull please contact :
Marie-Claude Bessis
Director Corporate and Financial Communication

Groupe BULL
Headquarters : 68 route de Versailles, 78430 Louveciennes
Tel : 01 39 66 60 60 – Fax 0139 66 60 62
BP 434 - 78434 Louveciennes Cedex
France
www.bull.com